Filed Pursuant to Rule 424(b)(4)

File No. 333-111452

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 19, 2004)

€100,000,000

Chesapeake Corporation

7% Senior Subordinated Notes due 2014

The notes will bear interest at the rate of 7% per year. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2005. The notes will mature on December 15, 2014. We may redeem some or all of the notes at any time on or after December 15, 2009. In addition, prior to December 15, 2007, we may redeem up to 35% of the notes from the proceeds of certain equity offerings. The redemption prices are discussed under the caption “Description of the Notes—Optional Redemption.” We also have the right to redeem all of the notes at 100% of their principal amount if at any time a change in law requires us to withhold taxes from payments on the notes.

The notes will be our senior subordinated obligations and will be subordinated in right of payment to all our present and future senior indebtedness.

Application has been made to list the notes on the Luxembourg Stock Exchange.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100.00%	€100,000,000
Underwriting Discount	2.25%	€2,250,000
Proceeds to Chesapeake (before expenses)	97.75%	€97,750,000

Interest on the notes will accrue from December 8, 2004, to the date of delivery.

The underwriters expect to deliver the notes to purchasers on or about December 8, 2004.

Joint Book-Running Managers

Citigroup Banc of America Securities Limited

Wachovia Securities Barclays Capital

December 3, 2004

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “Chesapeake,” “we,” “us,” and “our,” or similar terms, are to Chesapeake Corporation and its subsidiaries.

This Prospectus Supplement has been prepared by us solely in connection with the offering of the notes. We have prepared this Prospectus Supplement and are responsible for its contents, and accept responsibility for the information disclosed herein. Any decision to purchase the notes must be based on the information contained in, or incorporated by reference into, this document. Its use for any other purpose is not authorized.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus supplement and the accompanying prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data, and neither we nor the underwriters make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

SELLING RESTRICTION LEGENDS

Certain Regulatory Issues Related to Germany

The offering of the notes is not a public offering in the Federal Republic of Germany. The notes may be offered and sold in the Federal Republic of Germany only in accordance with the provisions of the Securities Sales Prospectus Act of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz) and any other applicable German law. Consequently, in Germany, the notes will only be available to persons who, by profession, trade or business, buy or sell notes for their own or a third party’s account.

Certain Regulatory Issues Related to the United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, or (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 29(2) of the Order (all such persons together being referred to as “relevant persons”). The notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Certain Regulatory Issues Related to Luxembourg

The notes may not be offered in the Grand Duchy of Luxembourg except in circumstances where the requirements of Luxembourg law concerning public offerings of securities have been met.

S-ii

Certain Regulatory Issues Related to France

The notes may not be offered or sold to the public in France and neither this document, which has not been submitted to the clearance procedures of the French authorities, including the Commission des Opérations de Bourse, nor any offering material or information contained herein relating to the notes, may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offer for subscription or sale of the notes to the public in France. Such offerings, sales and distributions may be made in France only to (1) qualified investors or (2) a restricted circle of investors, in each case investing for their own account, all as defined in Article L. 411-2 of the French Code Monétaire et Financier and Décret no. 98-880, dated October 1, 1998, relating to offers to a limited number of investors or qualified investors.

Interests in the notes will be available initially in book-entry form. We expect the notes sold will be issued in the form of one or more global notes. The global notes will be deposited and registered in the name of a common depositary for Euroclear and Clearstream Banking. Transfers of interests in the global notes will be effected through records maintained by Euroclear, Clearstream Banking and their respective participants. After the initial issuance of the global notes, the notes will not be issued in definitive registered form except under the circumstances described in the section “Description of the Notes—Certificated Notes.”

S-iii

INCORPORATION OF CERTAIN DOCUMENTS;

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings by accessing the SEC’s Internet site at http://www.sec.gov. In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or telephone number: Chesapeake Corporation, James Center II, 1021 E. Cary Street, Box 2350, Richmond, Virginia 23218-2350, (804) 697-1000, Attention: Investor Relations.

We are “incorporating by reference” in this prospectus supplement certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus supplement. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of our securities under this prospectus supplement is completed or withdrawn:

•	our annual report on Form 10-K for the fiscal year ended December 28, 2003;

•	our quarterly reports on Form 10-Q for the quarters ended April 4, 2004, July 4, 2004, and October 3, 2004;

•	our current reports on Form 8-K filed with the SEC on February 25, 2004, February 27, 2004, March 1, 2004 (to the extent the information contained therein was filed and not furnished), March 11, 2004, March 16, 2004, April 5, 2004, April 8, 2004, April 12, 2004, April 23, 2004, April 29, 2004, May 14, 2004, July 29, 2004, October 28, 2004, November 12, 2004, November 18, 2004, November 24, 2004, and December 3, 2004.

Information contained in this prospectus supplement modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus supplement will automatically update and supersede information in this prospectus supplement or in earlier-dated documents incorporated by reference.

CURRENCY PRESENTATION

In this prospectus supplement, unless otherwise indicated: all references to the “EU” are to the European Union; all references to “euro,” “EUR” or “€” are to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; all references to the “United States” or the “U.S.” are to the United States of America; all references to “U.S. dollars” or “$” are to the lawful currency of the United States; and all references to “British pounds” or “£” are to the lawful currency of the United Kingdom.

S-iv

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference forward-looking statements in this prospectus supplement. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “may,” “will likely result,” “will continue,” “project,” or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Forward-looking statements include statements concerning:

•	future results of operations;

•	liquidity, cash flow and capital expenditures;

•	acquisition activities and the effect of completed acquisitions, including expected synergies and cost savings;

•	pending or anticipated litigation;

•	debt levels and the ability to obtain additional financing or make payments on our debt;

•	regulatory developments, industry conditions and market conditions; and

•	general economic conditions.

Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus supplement, the accompanying prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results, performance and financial condition to differ materially from those expressed in our forward-looking statements. See “Risk Factors.” Except as required by law, we do not undertake any obligation to update our forward-looking statements. Changes in the following important factors, among others, could cause our actual results to differ materially from those expressed in any such forward-looking statements:

•	competitive products and pricing;

•	production costs, particularly for raw materials such as folding carton and plastics materials;

•	fluctuations in demand;

•	possible recessionary trends in the United States and global economies;

•	governmental policies and regulations;

•	interest rates;

•	fluctuations in currency translation rates;

•	our ability to remain in compliance with our debt covenants; and

•	other risks that are detailed under “Risk Factors” and from time to time in reports we file with the SEC.

S-v

SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents that we have filed with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. We report our consolidated financial statements in U.S. dollars. The amounts presented in the Business Overview section of this Summary reflecting twelve months of results for the period ended October 3, 2004, are unaudited, and have been adjusted to reflect our former Land Development segment as a discontinued operation.

CHESAPEAKE CORPORATION

Business Overview

We are a leading supplier of specialty value-added paperboard packaging products in Europe and a leading international supplier of plastic packaging products to niche end-use markets. We supply our value-added paperboard and plastic packaging products from a strategically located network of 43 paperboard packaging facilities in Europe and North America and nine plastic packaging facilities in Europe, Africa and Asia. For the twelve months ended October 3, 2004, our consolidated net sales were $1,004.5 million and our income from continuing operations before interest and taxes was $58.9 million.

We focus on specific end-use packaging markets – such as pharmaceutical and healthcare, international and branded products (including alcoholic drinks, confectioneries, cosmetics and fragrances), tobacco, specialty chemicals and food and beverages – where customers demand:

•	creative packaging designs to position their brands with consumers and differentiate those brands on the retail shelf;

•	technical expertise and production capabilities to address their special packaging requirements and desire for innovative packaging solutions;

•	a broad range of printing processes and a one-stop-shop approach to their specialty packaging needs; and

•	broad geographic coverage and effective supply chain offerings.

Many of these markets are characterized by higher growth prospects and lower cyclicality than commodity packaging markets.

Historically, we were a manufacturer of commodity paper products, forest products and corrugated packaging products, with operations located primarily in the United States. Since 1997, we have divested our former commodity-based businesses, and have built our current core specialty packaging businesses through a series of acquisitions.

We believe that our competitive strengths include leading positions in many of the markets that we serve; sophisticated design and manufacturing capabilities; a broad range of printing processes and a one-stop-shop approach to customers’ paperboard packaging needs; a strategically located manufacturing network including pan-European service; and strong customer relationships. We continue to invest in our state-of-the-art manufacturing plants and design centers to enhance our ability to serve and grow with our customers. Our highly skilled, technically-oriented management team has developed an operating model focused on expertise in design, manufacturing and customer support.

Our business strategy is to increase our cash flow and profitability by pursuing external and internal growth within our target end-use markets and by continuing to improve our operating efficiency. We have integrated the operations of the specialty packaging companies we have acquired, resulting in reduced overhead, purchasing synergies and a more effective sales and marketing effort. Over the next few years, we plan to expand our network of value-added paperboard and plastic packaging facilities, which is now located primarily in Europe, through acquisitions of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures, alliances, or internal development of complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We believe such expansions and acquisitions will improve our geographic and product-line balance, satisfy our multinational customers’ desire for broad geographic coverage from their packaging supplier and permit us to leverage our expertise and customer relationships.

We compete in several end-use markets, such as alcoholic drinks, confectioneries, cosmetics and fragrances, that are seasonal in nature. As a result, our earnings stream is seasonal, with peak operational activity during the third and fourth quarters of the year.

Business Segments

We operate in two core business segments: Paperboard Packaging and Plastic Packaging. For the twelve months ended October 3, 2004, our consolidated net sales from continuing operations by segment and geographic market were:

Twelve Months Ended October 3, 2004 Net Sales from Continuing Operations by Segment	Twelve Months Ended October 3, 2004 Net Sales from Continuing Operations by Geographic Market

The charts above exclude the results of our Land Development segment, which was discontinued in 2004.

For the twelve months ended October 3, 2004, income from continuing operations before interest and taxes (hereinafter referred to as “EBIT”) by segment was $58.7 million and $16.5 million for our Paperboard Packaging and Plastic Packaging segments, respectively. Segment EBIT excludes any restructuring charges and gains on sales of businesses. Excluding these amounts from our calculation of segment EBIT is consistent with how our management reviews segment performance and, we believe, affords you consistent measures of our operating performance. Our definition of segment EBIT is not necessarily comparable to similarly titled measures for other companies.

Paperboard Packaging

We specialize in the design and production of folding cartons, printed leaflets, labels and other value-added paperboard packaging products. For the twelve months ended October 3, 2004, our Paperboard Packaging segment’s consolidated net sales by end-use market were:

Paperboard Packaging Segment Twelve Months Ended October 3, 2004 Net Sales by End-Use Market

The specific end-use markets we focus on include:

•	Pharmaceutical and Healthcare. We are the leading supplier, based on sales, of pharmaceutical and healthcare paperboard packaging in Europe. Our network of 22 dedicated pharmaceutical and healthcare packaging plants in seven European countries offers pan-European manufacturing and distribution of folding cartons, labels and leaflets. Pharmaceutical manufacturers are increasingly demanding more comprehensive design services, reduced delivery times, more flexibility in order size and broader geographic coverage from their packaging suppliers. We have responded to these trends by providing pan-European service through a network of dedicated pharmaceutical and healthcare packaging plants, many of which are located in close proximity to their principal customers. Growth in the pharmaceutical and healthcare packaging market in Europe is primarily driven by new product launches, an increasing use of lifestyle drugs, such as Viagra® and Botox®, an aging population, and an increased focus on total patient costs which is increasing government budgets for home delivery of drugs. Further growth in Europe is being driven by legislation regarding more extensive patient information (such as leaflets and labels and anti-counterfeiting measures), increased over-the-counter drug sales, more pre-packaged dispensing and an increase in the variety of available drugs.

•	International and Branded Products. We are a leading European supplier, based on sales, of the creative paperboard packaging desired by multinational, branded consumer products companies in end-use markets such as alcoholic drinks, confectioneries, cosmetics and fragrances. Brand leaders for these products value our ability to provide sophisticated creative and structural design, intricate graphic and embossed detail and value-added service enhancements to differentiate and position their products for retail sale at particular price points. Our customers frequently use packaging to emphasize a high-quality brand image, to attract retail customers and to protect against counterfeiting. In addition, increasing competition between premium brands results in our customers utilizing new designs, offering a broader range of products and package sizes within brands, and revamping packaging to appeal to local consumer preferences.

•	Tobacco Products. We are one of Europe’s leading suppliers of paperboard packaging for the tobacco industry, including offset and gravure cartons, carton outers, printed paper and film, and inner frame board. Our customers use our packaging for brands that are manufactured in Europe for sale locally and to global export markets. Product packaging has become one of the leading promotional vehicles for tobacco products because of stringent limitations on other forms of marketing tobacco products in many countries. The packaging also serves an important function in delivering to consumers legally required warnings about tobacco use.

•	Food and Household. We manufacture packaging, primarily consisting of folding cartons and labels, for a wide variety of food and household products, including wet and dry grocery products, frozen foods and household supplies. The food and household sector is served by facilities with stringent taint, odor and hygiene controls. For our customers, product packaging is an integral part of their marketing strategies. The market for food and household goods packaging is characterized by higher volumes and generally lower margins than our other end-use markets. Accordingly, we target food and household product customers who demand more intensive packaging design and process capabilities and customer service.

We also supply folding cartons and printed materials, such as software packages, labels, manuals and instruction kits, for technology and multimedia companies.

Plastic Packaging

Our Plastic Packaging segment designs and manufactures plastic containers, bottles, preforms and closures. For the twelve months ended October 3, 2004, our Plastic Packaging segment’s consolidated net sales by end-use market were:

Plastic Packaging Segment Twelve Months Ended October 3, 2004 Net Sales by End-Use Market

Our primary end-use markets are:

•	Agrochemicals and Other Specialty Chemicals. We design and manufacture high density polyethylene (“HDPE”) conventional and fluorinated barrier containers and closures for niche agrochemicals and other specialty chemicals markets, such as food flavorings, beverage concentrates and industrial solvents, primarily in Europe and China. Within these markets, approximately 40% of our sales are generated by products that utilize our proprietary in-line fluorinated blow-molding process. This process improves the barrier characteristics of a container by adding a protective coating to the interior wall that shields the plastic from the effects of corrosive fluids.

•	Food and Beverages. We are a leading supplier of plastic beverage packaging in the United Kingdom, Ireland and South Africa. We are the leading supplier of polyethylene terephthalate (“PET”) soft drink bottles in South Africa and the leading supplier of HDPE milk bottles in Ireland. We expect that the market for plastic beverage containers will continue to grow, as dairies continue to shift from glass and paper to HDPE packaging for milk products, beverage manufacturers shift from glass bottles and aluminum cans to PET plastic bottles for soft drinks and water, and consumption of those beverages increases.

We also design and manufacture HDPE plastic bottles for pharmaceutical and healthcare markets, primarily at our plant in Cavan, Ireland.

Discontinued Operations

Our former Land Development segment owned real estate that we retained when we sold the timberland associated with our former pulp and paper operations because we believed this land was more valuable when sold for development or other uses. The real estate was marketed to third parties for residential and commercial development, real estate investment and land conservation. As of the end of the first quarter of 2004, the remainder of the Land Development segment was liquidated and, as a result, this segment is now accounted for as a discontinued operation.

Competitive Strengths

We believe that our competitive strengths in our paperboard and plastic packaging businesses include:

•	Leading positions in many of the higher-growth, higher-margin markets we target. We are the leading European supplier of paperboard packaging for pharmaceutical and healthcare products, and a leading supplier in Europe for international and branded consumer products. Our Plastic Packaging segment is a leading supplier of HDPE fluorinated barrier and conventional plastic containers for niche agrochemicals and other specialty chemicals and fluids markets, primarily in Europe, including containers produced with our proprietary in-line fluorinated blow-molding process. We focus on these and other niche end-use markets because we believe they offer attractive growth opportunities and because our value-added services, creative packaging solutions and specialized manufacturing techniques enable us to achieve higher operating margins than in commodity packaging markets.

•	Sophisticated design and manufacturing capabilities. We have sophisticated structural and creative package design skills, and significant experience in manufacturing complex package designs. For example, our design skills and ability to manufacture packaging that incorporates design and construction features with intricate graphic and embossed detailing is important to the marketing of our customers’ internationally branded products. Similarly, our pharmaceutical and healthcare customers rely on our ability to provide both regulatory and marketing information in attractive and functional paperboard packaging, while meeting stringent standards for quality and text integrity. In our Plastic Packaging segment, our technical expertise and experience relating to in-line fluorinated blow-molding of HDPE barrier containers is an important competitive strength.

•

Broad range of printing processes and a one-stop-shop approach to customers’ paperboard packaging needs.    We offer our customers a broad range of print processes, special finishes and effects, many of which are technically challenging, and a one-stop-shop approach to their paperboard packaging needs.

For example, we offer integrated text for leaflets and labels to complement folding carton applications in several end-use markets, including pharmaceutical and healthcare and cosmetics and fragrances. This one-stop-shop approach allows our customers to reduce the number of suppliers they use, simplify their packaging procurement and maintain strict quality control.

•	Broad geographic manufacturing network including pan-European service. We supply value-added paperboard and plastic packaging products throughout the world from a strategically located network of 43 paperboard packaging facilities in Europe and North America, and nine plastic packaging facilities in Europe, Africa and Asia. We offer a pan-European supply network in many of our end-use markets, meeting our customers’ needs for reduced delivery times and flexibility in both order size and geography.

•	Strong customer relationships. We have long standing customer relationships with many of the world’s largest international and branded products and pharmaceutical and healthcare products companies. Our major customers include 3M Health Care Limited, a subsidiary of 3M Company; Amalgamated Beverage Industries Limited (ABI); Boots Contract Manufacturing, a subsidiary of Boots Company PLC; British American Tobacco p.l.c; Diageo plc; Gallaher Limited, a subsidiary of Gallaher Group Plc; Glaxo Operations UK Ltd., a subsidiary of GlaxoSmithKline plc; Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; Pfizer Inc.; and Storck KG. The average length of our relationships with our top ten customers exceeds 30 years.

Business Strategy

Our objective is to increase our cash flow and profitability by pursuing external and internal growth within our target end-use markets, while continuing to improve our operating efficiency.

•	External Growth. Over the next few years, we plan to expand our network of value-added paperboard and plastic packaging facilities, which is now located primarily in Europe, through the acquisition of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures or alliances involving complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We believe such expansions and acquisitions will improve our geographic and product-line balance, satisfy our multinational customers’ desire for broad geographic coverage from their packaging supplier and permit us to leverage our expertise and customer relationships.

•	Internal Growth. We focus our growth in markets where we believe we possess and can sustain competitive strengths through our ability to deliver creative packaging designs, and where the services and process capabilities we offer enable us to satisfy our customers’ special packaging requirements. These markets include: markets that offer higher growth potential, such as pharmaceutical and healthcare; markets where brand positioning and differentiation are important, such as international and branded products and over-the-counter pharmaceutical and healthcare; and markets that have special packaging requirements, such as pharmaceutical and healthcare and agrochemicals and other specialty chemicals. We continue to invest in new equipment and new manufacturing plants to maintain our leadership positions and competitive advantages while at the same time growing with our customers.

•	Improved Operating Efficiency and Profitability. We are focused on continuing to improve the operating efficiency and profitability of our businesses. Over the past four years, we have integrated the operations of the specialty packaging companies we have acquired. We have consolidated the sales, marketing and administrative functions of these businesses, which has resulted in reduced overhead, purchasing synergies and a more effective sales and marketing effort. In addition, we have rationalized our manufacturing facilities by closing five redundant or underutilized paperboard packaging facilities since 2000. We believe that continuing to improve our efficiency will enhance our competitive position, enabling us to retain or increase our market share while improving cash flow.

We are a holding company incorporated in Virginia. Our principal executive offices are located at James Center II, 1021 E. Cary Street, Richmond, Virginia 23219. Our telephone number is (804) 697-1000.

THE OFFERING

Issuer	Chesapeake Corporation.

Notes Offered	€100,000,000 aggregate principal amount of 7% Senior Subordinated Notes due 2014.

Maturity	The notes will mature on December 15, 2014.

Interest Payment Date	June 15 and December 15 of each year, beginning June 15, 2005.

Ranking	The notes will be our unsecured senior subordinated obligations and will rank:

•	behind any of our existing and future senior debt, including borrowings under our senior credit facility;

•	equally with any of our existing and future senior subordinated debt;

•	senior to any of our future debt that expressly provides that it is subordinated to the notes; and

•	effectively subordinated to all existing and future debt and other liabilities (including trade payables) of our subsidiaries that are not guaranteeing the notes.

As of the date of issuance of the notes, none of our subsidiaries will guarantee the notes.

As of October 3, 2004, after giving effect to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,”

•	the issuer would have had outstanding approximately:

•	$55.2 million of senior debt, excluding guarantees of subsidiary liabilities, and $155.4 million of additional revolving credit capacity under our senior credit facility, and

•	$258.9 million of senior subordinated debt, and

•	our subsidiaries would have had approximately $78.2 million of debt, and $335.8 million of other liabilities, including trade payables.

Optional Redemption	At any time on or after December 15, 2009, we may redeem some or all of the notes at the redemption prices specified in this prospectus supplement under “Description of the Notes—Optional Redemption.”

At any time prior to December 15, 2007, we may redeem up to 35% of the aggregate principal amount of notes with the proceeds of certain public equity offerings at 107% of their principal amount plus accrued and unpaid interest to the redemption date. We may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of notes originally issued remains outstanding.

Additional Amounts and Tax Redemptions

Payments in respect of the notes will generally be made without withholding or deduction for any taxes or other governmental charges imposed by any taxing authority in any jurisdiction where we are organized or resident. If withholding or deduction is required by law, we will be required, subject to certain exceptions, to pay you additional amounts so that your net amount received is no less than what you would have received in the absence of such withholding or deduction.

We may redeem the notes in whole but not in part at any time at a price equal to 100% of their principal amount, plus accrued and unpaid interest to the redemption date, in the event of certain changes in the law or the interpretation or administration thereof affecting withholding taxes.

Change of Control

Upon a change of control (as defined under “Description of the Notes”), we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest to the purchase date. See “Risk Factors—Risks Related to the Notes—We may be unable to repay the notes if they become due prior to maturity due to a change of control or an event of default.”

Certain Covenants	The terms of the notes restrict our ability and that of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments or certain other restricted payments;

•	create liens;

•	enter into restrictions affecting the ability of our restricted subsidiaries to make distributions, loans or advances to us;

•	issue or sell stock of restricted subsidiaries;

•	sell assets;

•	enter into transactions with shareholders or affiliates; or

•	effect a consolidation or merger.

However, these limitations will be subject to a number of important qualifications and exceptions, which are described under the heading “Description of the Notes—Certain Covenants.”

Use of Proceeds	We estimate that our net proceeds from the sale of notes in this offering will be approximately $129.5 million after deducting underwriting discounts and commissions and estimated offering expenses, and assuming an exchange rate of €1 to $1.328, the exchange rate in effect on December 2, 2004. We intend to use the net proceeds from this offering to retire all of our outstanding 7.20% notes due March 15, 2005, to repay borrowings under our senior credit facility and to pay related fees, expenses and premiums. See “Use of Proceeds.”

Listing	Application has been made to list the notes on the Luxembourg Stock Exchange.

Governing Law	The notes and the indenture will be governed by New York law.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

We have derived the following summary consolidated historical financial data from our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary consolidated historical financial data for the fiscal years ended 2001, 2002 and 2003 and for the twelve months ended October 3, 2004, have been adjusted to reflect our former Land Development segment as a discontinued operation because the remainder of this segment was liquidated in the first quarter of 2004. As such, financial data for the fiscal years ended 2001, 2002 and 2003 are unaudited and may not match the corresponding figures in the Company’s annual report on Form 10-K for the fiscal year ended December 28, 2003. Operating results for the nine month and twelve month periods ended October 3, 2004, are unaudited and are not necessarily indicative of the results that may be expected for the entire fiscal year ending January 2, 2005. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and unaudited interim financial statements and the related notes to those financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus for further details.

	Years Ended			Nine Months Ended		Twelve Months Ended
	December 30, 2001	December 29, 2002	December 28, 2003	September 28, 2003	October 3, 2004	October 3, 2004

	(in millions)
Income Statement Data:

Net sales	$769.9	$781.8	$885.6	$640.6	$759.5	$1,004.5
Costs and expenses:
Cost of products sold	624.3	640.0	722.2	522.4	626.8	826.6
Selling, general and administrative expenses	108.2	92.4	118.0	86.1	100.1	132.0
Gain on sale of business(1)	—	—	11.2	11.2	—	—
Restructuring charges(2)	14.6	2.6	—	—	—	—
Other income, net(3)	8.2	9.3	11.0	4.6	6.6	13.0

Income from continuing operations before interest and taxes (EBIT)	31.0	56.1	67.6	47.9	39.2	58.9
Interest expense, net	30.5	44.5	42.3	32.3	28.6	38.6
Loss on extinguishment of debt	—	—	—	—	8.4	8.4

Income from continuing operations before taxes	0.5	11.6	25.3	15.6	2.2	11.9
Income tax expense (benefit)	(1.3)	0.1	3.2	3.5	(4.0)	(4.3)

Income from continuing operations	1.8	11.5	22.1	12.1	6.2	16.2
Income (loss) from discontinued operations, net of taxes(4)(5)	8.7	9.0	4.4	3.4	(0.2)	0.8
Gain on disposal of discontinued operations, net of taxes(5)	113.0	1.4	—	—	0.2	0.2

Net income	$123.5	$21.9	$26.5	$15.5	$6.2	$17.2

Segment Data:

Net sales
Paperboard Packaging	$671.4	$678.1	$753.4	$546.0	$637.6	$845.0
Plastic Packaging	98.5	103.7	132.2	94.6	121.9	159.5

	$769.9	$781.8	$885.6	$640.6	$759.5	$1,004.5

EBIT(6)
Paperboard Packaging	$62.1	$62.3	$60.4	$40.2	$38.5	$58.7
Plastic Packaging	3.0	8.5	12.4	8.8	12.9	16.5
Corporate	(19.5)	(12.1)	(16.4)	(12.3)	(12.2)	(16.3)
Gain on sale of business	—	—	11.2	11.2	—	—
Restructuring charges	(14.6)	(2.6)	—	—	—	—

	$31.0	$56.1	$67.6	$47.9	$39.2	$58.9

	Years Ended						Nine Months Ended				Twelve Months Ended
	December 30, 2001		December 29, 2002		December 28, 2003		September 28, 2003		October 3, 2004		October 3, 2004

	(in millions)
Depreciation and amortization
Paperboard Packaging	$48.2		$38.9		$43.6		$31.3		$37.7		$50.0
Plastic Packaging	10.5		8.6		10.2		7.6		7.8		10.4
Corporate	1.5		0.7		0.5		0.4		0.3		0.4

	$60.2		$48.2		$54.3		$39.3		$45.8		$60.8

Other Consolidated Financial Data:

EBITDA(7)	$91.2		$104.3		$121.9		$87.2		$85.0		$119.7
Adjusted EBITDA(8)	105.8		106.9		110.7		76.0		85.0		119.7
Capital expenditures	41.3		51.2		52.4		42.4		27.7		37.7
Depreciation and amortization	60.2		48.2		54.3		39.3		45.8		60.8
Ratio of earnings to fixed charges(9)	1.0	x	1.2	x	1.5	x	1.4	x	1.0	x	1.2	x
As Adjusted Financial Data(10):
Total debt											$392.3
Interest expense											39.1
Ratio of total debt to adjusted EBITDA											3.3	x
Ratio of adjusted EBITDA to interest expense											3.1	x
Consolidated Balance Sheet Data (at end of period):

Total assets(11)	$1,245.6		$1,352.9		$1,492.8		$1,395.7		$1,445.6
Total debt	489.9		491.4		486.9		499.8		386.4
Stockholders’ equity	431.0		476.6		569.7		519.7		654.7

(1)	Results for the first nine months and full year 2003 include a gain of $11.2 million ($7.7 million, net of income taxes) on the settlement of indemnity obligations to St. Laurent Paperboard (U.S.) Inc. related to a reduction of a reserve associated with the 1997 sale of a kraft products mill in West Point, Virginia.

(2)	Results for 2001 include restructuring costs of $14.6 million ($9.3 million, net of income taxes). These costs include $11.8 million for a corporate restructuring program and $2.8 million associated with the integration of acquisitions in the Paperboard Packaging segment. Results for 2002 include restructuring costs of $2.6 million ($1.8 million, net of income taxes) for the closure and consolidation of facilities in the Paperboard Packaging segment.

(3)	Results for 2001 include gains on the sales of plants, net of move costs, in the Paperboard Packaging segment of $5.2 million. Results for 2002 include $3.1 million of gains on the sale of plants in the Paperboard Packaging segment. Results for fiscal 2003 include $4.9 million and results for the twelve months ended October 3, 2004, include $4.2 million, related to an insurance gain for equipment damaged in a fire.

(4)	Income (loss) from discontinued operations, net of taxes, in 2001 included interest expense allocated to discontinued operations of $6.8 million. Interest expense allocated to discontinued operations for the remaining periods presented was not significant.

(5)	Results for 2003 include after-tax income from the Land Development segment, accounted for as a discontinued operation, of $3.4 million for the nine months ended September 28, 2003, and $4.4 million for the year ended December 28, 2003. Results for 2002 include an after-tax revision to the estimated loss on the planned sales of discontinued operations of $1.4 million and after-tax income from the Land Development segment, accounted for as a discontinued operation, of $9.0 million. Results for 2001 include an after-tax gain on the sale of our 5% equity interest in a tissue joint venture classified as a discontinued operation of $140.6 million, offset in part by an after-tax revision to the estimated loss on the planned sales of discontinued operations of $27.6 million. Results for 2001 also include after-tax income from the Land Development segment, accounted for as a discontinued operation, of $8.7 million.

(6)	Segment EBIT excludes any restructuring charges and gains on sales of businesses.

(7)	Chesapeake defines EBITDA as income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA is not a measure of performance defined by generally accepted accounting principles in the Unites States (“GAAP”). EBITDA should not be considered in isolation or as a substitute for net income or cash flows from operating activities, which have been prepared in accordance with GAAP. We believe EBITDA provides useful information regarding our ability to service our debt and is used by investors and analysts to evaluate companies within the packaging industry. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. A reconciliation of income from continuing operations before interest and taxes (EBIT) to EBITDA is presented below:

	Years Ended			Nine Months Ended		Twelve Months Ended
	December 30, 2001	December 29, 2002	December 28, 2003	September 28, 2003	October 3, 2004	October 3, 2004

	(in millions)
Income from continuing operations before interest and taxes (EBIT)	$31.0	$56.1	$67.6	$47.9	$39.2	$58.9
Depreciation and amortization	60.2	48.2	54.3	39.3	45.8	60.8

EBITDA	$91.2	$104.3	$121.9	$87.2	$85.0	$119.7

(8)	Chesapeake defines adjusted EBITDA as EBITDA further adjusted for restructuring charges and gains on sales of businesses. Adjusted EBITDA is not a measure of performance defined by GAAP and should not be considered in isolation or as a substitute for net income or cash flows from operating activities, which have been prepared in accordance with GAAP. EBITDA may be adjusted for certain cash and non-cash charges to determine compliance with certain financial covenants under our senior credit facility. Adjusted EBITDA, as presented, may not be comparable to the calculation of similarly titled measures reported by other companies. A reconciliation of EBITDA to Adjusted EBITDA is presented below:

	Years Ended			Nine Months Ended		Twelve Months Ended
	December 30, 2001	December 29, 2002	December 28, 2003	September 28, 2003	October 3, 2004	October 3, 2004

	(in millions)
EBITDA	$91.2	$104.3	$121.9	$87.2	$85.0	$119.7
Restructuring charges	14.6	2.6	—	—	—	—
Gain on sale of business	—	—	(11.2)	(11.2)	—	—

Adjusted EBITDA	$105.8	$106.9	$110.7	$76.0	$85.0	$119.7

(9)	The ratio of earnings to fixed charges for the year ended December 31, 1999, was 2.6x. Earnings for the year ended December 31, 2000, as defined, were inadequate to cover fixed charges by $0.6 million. For purposes of computing the ratio of earnings to fixed charges, earnings consist of (a) pre-tax income from continuing operations before adjustment for minority interests, and income/(loss) from equity investees less (b) pre-tax losses of equity subsidiaries, plus (c) fixed charges. Fixed charges consist of (x) interest expense from continuing and discontinued operations whether or not expensed, plus (y) amortization of debt issuance costs (including the write-off of debt issuance cost), premiums and discounts related to indebtedness, plus (z) an estimate of the interest cost in rental expense.

(10)	As Adjusted Financial Data is adjusted to reflect the sale of notes in this offering and the use of net proceeds as described under “Use of Proceeds.”

(11)	Total assets include identifiable assets for the Land Development segment of $34.0 million for the year ended 2001, $29.6 million for the year ended 2002, $6.3 million for the year ended 2003, and $23.2 million for the nine months ended September 28, 2003. There were no significant identifiable assets related to the Land Development segment for the nine months ended October 3, 2004.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus in evaluating us, our business and an investment in our notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

Risks Related to Our Substantial Indebtedness

Our substantial indebtedness could adversely affect our cash flow and our ability to fulfill our obligations under the notes.

We and our subsidiaries have a substantial amount of outstanding indebtedness. On October 3, 2004, after giving effect to the offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” we would have had total indebtedness of approximately $392.3 million, and approximately $155.4 million of additional revolving credit capacity under our senior credit facility. We and our subsidiaries will be able to incur substantial additional indebtedness in the future, as the indentures governing the notes and our existing senior subordinated notes do not fully prohibit our subsidiaries or us from incurring additional indebtedness. Our substantial leverage could have significant consequences to you. For example, it could:

•	make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to the notes and our other indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the amount of our cash flow available for other purposes, including capital expenditures, acquisitions and other general corporate purposes;

•	require us to sell debt or equity securities or to sell some of our core assets, possibly on less than favorable terms, to meet debt payment obligations;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	expose us to risks that are inherent in interest rate fluctuations because a part of our indebtedness bears variable rates of interest.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

Restrictive covenants in the notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The indentures for the notes and our existing senior subordinated notes contain restrictive covenants that limit our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments or certain other restricted payments;

•	create liens;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other corporate opportunities. In addition, our senior credit facility contains other and more restrictive covenants that include limits on our ability to prepay our other indebtedness, limits on liens and limits on mergers and asset sales. Our senior credit facility also requires us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by a deterioration in our operating results, as well as by events beyond our control, including economic conditions, and we cannot assure you that we will meet those ratios. A breach of any of these covenants, ratios or restrictions could result in an event of default under our senior credit facility and any of our other indebtedness that may be cross-defaulted to our senior credit facility. Upon the occurrence of an event of default under the senior credit facility or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If these lenders accelerate the payment of that indebtedness or foreclose on the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other debt, including the notes. See “Description of the Notes—Certain Covenants.”

Risks Related to Our Business

Our business and financial performance may be harmed by future increases in raw material costs.

The primary raw material for our Paperboard Packaging segment is paperboard, which is converted to make the walls of the packaging unit. The primary raw materials for our Plastic Packaging segment are raw PET and HDPE plastic resins, which are converted to form plastic preforms, bottles, containers and closures. The primary raw materials used in our business are commodities that are subject to cyclical price fluctuations, which could harm our business. The cyclical nature of paperboard, HDPE and PET pricing presents a potential risk to our profit margins because we may not be able to immediately pass along price increases to our customers. Moreover, an increase in the selling prices for the products we produce, resulting from a pass-through of increased raw materials costs, could reduce the volume of units we sell and decrease our revenues.

Competition in specialty packaging markets could harm our financial condition and results of operations.

Competition is intense in the paperboard and plastic packaging markets that we serve, both from large companies and from local and regional producers and converters. Some of these competitors have substantially greater resources than we do. This competition from existing paperboard and plastic packaging suppliers could harm our financial condition and results of operations.

Additionally, we face the threat of increased competition in the future from new entrants from outside the packaging industry, as well as from existing packaging suppliers, because there are limited barriers to entry for supplying paperboard and plastic packaging to many of the end-use markets that we serve. Capital costs are low, and there are only moderate intellectual property and technological barriers. As a result, it can be difficult for us to increase prices because, if we increase prices above a competitive level, customers can change to a new supplier.

Our Paperboard Packaging and Plastic Packaging segments also face competition from producers of packaging made from other materials that are suitable for packaging. Our Paperboard Packaging segment faces competition from producers of packaging using metals, foils, glass and plastics, and our Plastic Packaging segment faces competition from producers of packaging using paperboard, foils and metals. The prices that we can charge for paperboard and plastic packaging are therefore constrained by the availability of substitutes such as metal and glass packaging. With increased competition, we may be required to lower prices, which may reduce our margins and profitability.

Our business and financial performance may be adversely affected by the relocation of our customers’ plants and manufacturing capacity.

Packaging plants are typically located in reasonable proximity to customers’ manufacturing facilities to reduce transportation costs and facilitate on-time delivery of the packaging. Our packaging plants are concentrated in Western Europe, geographically located near the manufacturing facilities of our major customers. For various reasons, including shifts in market demand and the ability to reduce labor costs, some of our major customers may relocate all or a portion of their manufacturing capacity. Such relocation may adversely affect our ability to competitively supply our customers. Additionally, a reduction in customer demand may create additional competitive pressures from local industry over-capacity.

Our business may suffer from risks related to potential future acquisitions.

The operations of our company have substantially changed over the last seven years through the divestiture of our commodity paper products, forest products and corrugated packaging businesses and the acquisition of our existing specialty packaging operations. Substantially all of our existing specialty packaging operations were acquired within the last five years through a series of acquisitions. As part of our business strategy, over the next few years, we may expand our network of value-added packaging facilities, which is now located primarily in Europe, through the acquisition of complementary businesses in North America and we may pursue smaller acquisitions, joint ventures or alliances primarily in Europe and emerging markets such as the Asia-Pacific region. We cannot assure you that we will be able successfully to integrate any future acquisitions, which could adversely impact our long-term competitiveness and profitability.

Any future acquisitions will involve a number of risks that could harm our financial condition, results of operations and competitive position. In particular:

•	The integration process could disrupt the activities of the businesses that are being combined. The combination of the businesses or plants may require, among other things, coordination of administrative and other functions and consolidation of production capacity. Plant consolidation may strain our ability to deliver products of acceptable quality in a timely manner from consolidated facilities. We may experience attrition among the skilled labor force at the companies acquired in reaction to being acquired and in reaction to our consolidation of plants.

•	The execution of our integration plans may divert the attention of our management from operating our business.

•	We may assume known and unanticipated liabilities and contingencies.

•	Future acquisitions could cause a reduction of our reported earnings because of the issuance of additional securities or debt, increased interest costs, goodwill write-offs and an increased income tax rate.

With respect to our strategic plan to grow in part through acquisitions, we cannot assure you that we will be able to identify suitable acquisitions at acceptable prices or that we will have access to sufficient capital to take advantage of desirable acquisitions. We cannot assure you that our future acquisitions will have revenues, profits or productivity comparable to those of our past acquisitions. Future acquisitions may require substantial capital. Although we expect to use borrowings under our senior credit facility to pursue these opportunities, we cannot assure you that such borrowings will be available in sufficient amounts or that other financing will be available in amounts and on terms that we deem acceptable. In addition, our senior credit facility and the indentures governing the notes and senior subordinated notes due 2011 impose, and our future indebtedness may impose, limitations on our ability to enter into acquisitions, alliances or joint ventures. Our financial performance and the condition of the capital markets will affect the value of our common stock, which could make it a less attractive form of consideration for making acquisitions. If we cannot identify suitable acquisitions or if we cannot access sufficient capital to take advantage of such acquisitions, we may have to curtail our strategic plan for growth through acquisitions, which could limit our ability to achieve our targeted competitive strategic position and have a material adverse impact on our long-term success.

If we fail to maintain satisfactory relationships with our larger packaging customers, our business may be harmed.

We generally do not enter into long-term fixed quantity supply agreements with our main customers. Many of our larger packaging customers are multinational companies that purchase large quantities of packaging materials. Typically, major packaging customers centralize their purchasing on a pan-European basis and seek to obtain their packaging requirements from a limited number of sources to achieve maximum efficiency. Many of these companies are sophisticated purchasers with centralized procurement departments. They generally enter into supply arrangements through a tender process that solicits bids from several potential suppliers and selects the winning bid based on several attributes, including price and service. Generally the supply arrangements (usually for terms of one to five years) specify the terms of trade and service requirements for the period of the arrangement and some award sole or preferred supply for specific classes of packaging products for the customer, but only to the extent the customer requires such products. The significant negotiating leverage possessed by many of our customers and potential customers limits our ability to negotiate supply arrangements with favorable terms and creates pricing pressure, reducing margins industry wide. We regularly submit bids for new business or renewal of existing business. The loss of one or more of our larger customers, or reduced orders by any of our larger customers, could harm our business and results of operations. Moreover, our customers may vary their order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. Because of the nature of our business, order backlogs are not large. In the event we lose any of our larger customers, we may not be able to rapidly replace that revenue source, which could harm our financial results.

Our business and financial performance may be adversely affected by downturns in the target markets that we serve.

Demand for our specialty packaging products in the principal end-use markets we serve is primarily driven by consumer consumption of the products sold in the packages we produce, which is often affected by general economic conditions. The primary end-use markets for our Paperboard Packaging segment are pharmaceutical and healthcare, international and branded products (such as alcoholic drinks, confectioneries, cosmetics and fragrances), tobacco products, and food and household, while the primary end-use markets for our Plastic Packaging segment are agrochemicals and other specialty chemicals, and food and beverages. Downturns in these sectors could result in decreased demand for our products. In particular, our business may be adversely affected during periods of economic weakness by the general softness in these consumer markets. Our results could be adversely affected if economic conditions weaken. These conditions are beyond our ability to control and have had, and may continue to have, a significant impact on our sales and results of operations.

We may be adversely affected by seasonal sales cycles.

Demand for goods in several of our target end-use markets, especially alcoholic drinks, confectioneries, cosmetics and fragrances, is typically strongest during our third and fourth fiscal quarters due to the increase in orders placed in preparation for the year-end holiday and Easter shopping seasons. Demand for our paperboard packaging products from customers in these end-use markets is therefore typically strongest during the third and fourth fiscal quarters. We generally ship a majority of our paperboard packaging products to customers in these end-use markets in the third and fourth fiscal quarters. If these customers anticipate soft year-end holiday or Easter sales, this may result in reduced sales of our paperboard packaging products, which could have an adverse effect on our results of operations for that year. Our borrowing needs are greatest in the first and second fiscal quarters due to reduced seasonal cash flow from our business. We typically generate nearly all of our cash from operating activities in the second half of our fiscal year, and use cash in operating activities during the first half of the year as a result of our working capital needs.

We conduct the majority of our operations in non-U.S. countries, and our operating results are highly dependent on our non-U.S. sales and operations, which exposes us to various risks.

We conduct the majority of our operations in non-U.S. countries, which exposes us to risks from changes in the political, economic and financial environments in those countries. Sales to customers outside North America accounted for over 90% of our net revenues during each of the last three years. In addition, one of our strategies for increasing our revenues depends on expansion into additional non-U.S. markets. Our non-U.S. sales and operations are subject to a variety of risks, including:

•	difficulties in staffing and managing non-U.S. operations;

•	inflexible local labor markets and work rules;

•	fluctuations in currency exchange rates or imposition of currency exchange controls;

•	costs (such as labor, raw materials and equipment costs) that fluctuate in the countries in which we do business because such costs are denominated in non-U.S. currencies;

•	issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property;

•	changes in trading policies and regulatory requirements, including export license requirements, trade barriers, tariffs and tax laws;

•	language and cultural differences;

•	general political and economic conditions and trends in non-U.S. markets;

•	expropriation of assets, including bank accounts, intellectual property and physical assets, by non-U.S. governments;

•	greater risk of uncollectible accounts; and

•	longer collection cycles.

Accordingly, we may not be able to successfully execute our business plan in non-U.S. markets. If we are unable to achieve anticipated levels of revenues from our non-U.S. operations, our revenues and profitability will decline.

We are subject to many environmental laws and regulations that require significant expenditures for compliance and remediation efforts, and changes in the law could increase those expenses and adversely affect our operations.

Compliance with the environmental and the health and safety requirements of international, non-U.S. and U.S. federal, state and local governments significantly affects our business. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Under certain environmental laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We have a policy of assessing real property for environmental risks prior to purchase. We regularly make capital and operating expenditures to stay in compliance with environmental laws. We are also required to maintain various environmental permits and licenses, many of which require periodic modification and renewal. Despite these compliance efforts, risk of environmental liability, including the possible imposition of fines and penalties stemming from non-compliance with environmental laws, permits or licenses, is part of the nature of our business. We cannot assure you that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, future events may lead to additional compliance or other costs that could have a material adverse effect on our business. Such future events could include changes in, or new interpretations of, existing laws, regulations or enforcement policies; additional information or facts surfacing with respect to existing investigations or the identification of as yet unknown contamination; further investigation of the potential health hazards of certain products or business activities; or the adoption of new laws, regulations or permitting requirements.

The subsidiary that comprised our former Tissue segment has been identified by the U.S. federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and remediation and restoration liability in the Fox River and Green Bay System in Wisconsin. In connection with the disposition of the assets of that subsidiary, we retained liability for, and the third party indemnity rights associated with, discharges of polychlorinatedbiphenyls (commonly referred to as “PCBs”) and other hazardous materials in the Fox River and Green Bay System. We and other potentially responsible parties are currently engaged in the investigation and remediation of this location. Given the many uncertainties associated with the nature and scope of the remediation effort that will ultimately be required, and uncertainties associated with the possible recovery of the cost of such efforts from third parties, we cannot assure you that the ultimate costs related to this site will not have a material adverse affect on our results. For additional information regarding this matter, and other potential environmental matters that could affect us, see Note 10 to our unaudited interim financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2004.

We depend on certain key personnel, and the loss of any key personnel may seriously harm our business.

Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled employees involved in the design and manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees could harm our business.

Our historical financial information may be of limited relevance.

We have discontinued a substantial portion of our historical operations, all of which are reflected as discontinued operations in our financial statements. As a result of these significant events, you may have difficulty evaluating our current or anticipated operating results based on our historical results of operations.

Future government regulations and judicial decisions affecting the packaging we produce or the products shipped in the packaging we produce could significantly reduce demand for our packaging products.

Government regulations and judicial decisions that affect the packaging we produce or the products shipped in the packaging we produce could significantly reduce demand for our packaging products. Tobacco products have increasingly been subject to litigation and regulation throughout the world. Consumer demand for tobacco products has declined in some countries as a result, and if demand for tobacco products continues to decline and/or begins to decline in other countries, our sales of tobacco packaging could be adversely affected. For example, proposed European Union legislation could limit the tar and nicotine levels of tobacco products produced in Europe, even if manufactured for export. Future legislation could also limit the use of secondary packaging, such as limiting the sale of bottles of alcoholic drinks in paperboard boxes. If such legislation becomes law, it could significantly reduce demand for many of our paperboard packaging products and adversely affect our sales.

Risks Related to the Notes

We are a holding company and are dependent upon dividends, interest income and loans from our subsidiaries to meet our debt service obligations.

We are a United States holding company and conduct all of our operations through our subsidiaries, most of which are located in other countries. Our ability to meet our debt service obligations will therefore be dependent on receipt of dividends, interest income and loans from our direct and indirect subsidiaries. Subject to the restrictions contained in the indentures governing the notes and our existing senior subordinated notes, future borrowings by our subsidiaries may contain restrictions or prohibitions on the payment of dividends by our subsidiaries to us. See “Description of the Notes—Certain Covenants—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.” In addition, under applicable law, our subsidiaries may be limited in amounts that they are permitted to pay as dividends to us on their capital stock. In particular, there are significant tax and other legal restrictions on the ability of non-U.S. subsidiaries to remit money to us. As a result, our subsidiaries may not be able to pay dividends to us. If they do not, we will not be able to make debt service payments on the notes and our other debt instruments. You will not have any claim as a creditor against any of our subsidiaries that do not guarantee the notes.

The notes will be junior to our senior indebtedness and the liabilities of our subsidiaries.

Senior Debt.    The notes will be subordinated to the prior payment in full of our current and future senior indebtedness. As of October 3, 2004, after giving effect to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” the notes would have ranked junior to approximately $55.2 million of senior indebtedness of the issuer, excluding guarantees of subsidiary liabilities, and we would have had approximately $155.4 million of additional revolving credit capacity under our senior credit facility. The indentures relating to the notes and our existing senior subordinated notes will permit us and our subsidiaries to incur certain additional indebtedness, which may be senior indebtedness.

If we are declared bankrupt or insolvent, or if there is a payment default under, or an acceleration of, any senior indebtedness, we will be required to pay the lenders under our senior indebtedness in full before we use any of our assets to pay holders of the notes. Accordingly, we may not have enough assets to pay holders of the notes after paying the holders of our senior indebtedness. In addition, we may not be permitted to pay any amounts on the notes in the event of a payment default with respect to specified senior indebtedness, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, if other non-payment defaults with respect to specified senior indebtedness occur, we may not be permitted to pay any amount regarding the notes for a designated period of time.

Subsidiary Liabilities.    The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, as none of our subsidiaries will initially guarantee the notes. As of October 3, 2004, after giving effect to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” our subsidiaries would have had approximately $78.2 million of debt, and $335.8 million of other liabilities, including trade payables. Because we are a holding company that conducts substantially all of our operations through our subsidiaries, our subsidiaries generated all of our operating income during the twelve months ended October 3, 2004, and comprised approximately 97% of our total assets as of October 3, 2004. Your right to receive assets from any of our subsidiaries upon the liquidation or reorganization of our subsidiaries will be subordinated to the claims of the creditors of our subsidiaries, including trade creditors. The indentures governing the notes and our existing senior subordinated notes will permit our subsidiaries to issue additional debt, subject to certain limitations, and will not limit their ability to incur trade payables and other liabilities.

We may be unable to repay the notes if they become due prior to maturity due to a change of control or an event of default.

Covenants in our senior indebtedness may prohibit us from repurchasing the notes prior to maturity, even though the indenture requires us to do so in some circumstances. Additionally, if we become required to repurchase the notes prior to maturity, we may be prevented from doing so because of liquidity and cash flow difficulties at such time. Upon the occurrence of specified “change of control” events, you may require us to purchase your notes at 101% of the principal amount thereof, plus accrued and unpaid interest. Upon the occurrence of an acceleration of the notes following an “event of default,” the entire outstanding principal amount of the notes will become due and payable. Covenants in our senior credit facility prohibit us from repaying the notes prior to maturity unless we first repay all amounts outstanding under our senior credit facility. Any of our future debt agreements may contain similar restrictions and provisions. Accordingly, we may not be able to satisfy our obligations to purchase your notes prior to maturity unless we are able to refinance or obtain waivers under the senior credit facility and other indebtedness with similar restrictions. We cannot assure you that we will have the financial resources to purchase your notes, particularly if the event that triggers early repayment also triggers a similar repurchase requirement for, or results in the acceleration of the repayment of, our other indebtedness. Our senior credit facility currently provides that certain change of control events will constitute an event of default and could result in the acceleration of the repayment of our indebtedness under the senior credit facility, and our outstanding senior unsecured notes provide that holders may require us to repurchase their notes upon certain change of control events not approved by our continuing directors. See “Description of the Notes.”

An active trading market may not develop for the notes, and you may not be able to resell the notes.

The notes are new securities for which there is currently no established market. We cannot assure you as to the development or liquidity of any market for the notes.

In addition, the liquidity of the trading markets in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for high-yield securities and by changes in our financial performance or in the prospects for companies in our industry generally. As a result, you cannot be certain that active trading markets will develop for the notes.

USE OF PROCEEDS

The net proceeds from the sale of our notes in this offering, after deducting estimated discounts and commissions and estimated offering expenses, and assuming an exchange rate of €1 to $1.328, the exchange rate in effect on December 2, 2004, will be approximately $129.5 million. We intend to use the net proceeds from this offering to retire all $85.0 million outstanding principal amount of our 7.20% notes due March 15, 2005, to repay outstanding borrowings under our senior credit facility and to pay related fees, expenses and premiums. Any remaining net proceeds will be used to make open-market purchases of our other debt securities and for general corporate purposes.

On November 18, 2004, we commenced an offer to purchase and consent solicitation relating to the 7.20% notes. Subject to the terms and conditions set forth in the offer, we have offered to purchase all $85.0 million outstanding principal amount of the 7.20% notes at a purchase price determined in relation to the present value of the principal amount thereof plus interest that would accrue through their maturity date of March 15, 2005, plus a consent payment in consideration for certain amendments to the indenture under which the 7.20% notes were issued. Assuming that all of the 7.20% notes are tendered prior to the expiration of the tender offer and that the repurchase yield used to calculate the purchase price for the 7.20% notes is 2.551%, we would purchase the $85.0 million outstanding principal amount for $87.8 million (including the consent payment, accrued interest and costs of the tender offer). Any 7.20% notes not tendered will either be satisfied and discharged or repaid at maturity.

Pending these uses, we may invest the proceeds in short-term, investment grade, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States.

CAPITALIZATION

The following table sets forth, as of October 3, 2004, (1) our actual cash and cash equivalents and capitalization and (2) our cash and cash equivalents and capitalization on an as adjusted basis to reflect the sale of notes in this offering and the use of net proceeds as described under “Use of Proceeds.” This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus. Except as set forth below, there have been no material changes to our capitalization since October 3, 2004.

	October 3, 2004
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$7.7	$7.7

Debt:
Notes payable-banks:
Senior credit facility, average interest 6.6%(1)	$40.4	$7.3
Term loans, average interest 7.4%(2)	6.3	6.3
Unsecured notes:
7.20% notes, due 2005(3)	85.0	—
10 3/8% Senior Subordinated Notes due 2011	134.9	134.9
7% Senior Subordinated Notes offered hereby(4)	—	124.0
Loan notes, average interest 6.1%, due 2005-2006(5)	46.8	46.8
IDA notes, average interest 6.3%, due 2019	50.0	50.0
Other debt, average interest 4.5%	23.0	23.0

Total debt	386.4	392.3

Stockholders’ equity:
Common stock, $1 par value; authorized, 60 million shares; outstanding, 19.5 million shares(6).	19.5	19.5
Preferred stock, $100 par value; authorized, 500,000 shares; outstanding, none	—	—
Additional paid-in-capital	95.2	95.2
Unearned compensation	(3.6)	(3.6)
Accumulated other comprehensive income	20.0	20.0
Retained earnings (7)	523.6	522.5

Total stockholders’ equity(8)	654.7	653.6

Total capitalization	$1,041.1	$1,045.9

(1)	Our senior credit facility is a committed $250.0 million revolving credit facility due February 2009. On an as adjusted basis, we would have had $155.4 million of revolving credit capacity under our senior credit facility at October 3, 2004.
(2)	Consists of various term loans that mature between 2004 and 2006.
(3)	As adjusted assumes that all the 7.20% notes have been purchased in the tender offer.
(4)	Based on an exchange rate of €1 to $1.2404 on October 3, 2004.
(5)	Redeemable at the holder’s option semiannually. Portions are guaranteed by the senior credit facility lender; the guarantee reduces availability under the senior credit facility.
(6)	Excludes 1.4 million shares issuable upon the exercise of options outstanding and exercisable as of October 3, 2004.
(7)	Reflects $1.1 million of charges, net of income taxes, for the tender premium and costs of the tender offer.
(8)	Chesapeake does not have any outstanding convertible debt securities, exchangeable debt securities or debt securities with warrants attached.

BUSINESS

Results for the twelve month period ended October 3, 2004, presented in this Business Overview are unaudited, and have been adjusted to reflect our former Land Development segment as a discontinued operation, where applicable.

Business Overview

We are a leading supplier of specialty value-added paperboard packaging products in Europe, and we are also a leading international supplier of plastic packaging products to niche end-use markets. We focus on specific end-use markets, where our multinational customers demand creative packaging designs and desire broad geographic coverage from their packaging supplier. Within those markets, the services and process capabilities we offer enable us to provide additional value to our customers and achieve higher operating margins. We operate in two core business segments:

•	Paperboard Packaging. Our Paperboard Packaging segment designs and manufactures folding cartons, leaflets, labels and other value-added paperboard packaging products. Our primary end-use markets are pharmaceutical and healthcare; international and branded products (such as alcoholic drinks, confectioneries, cosmetics and fragrances); tobacco products; and food and household. We are the leading European supplier, based on sales, of paperboard packaging products within several of our end-use markets, including pharmaceutical and healthcare, alcoholic drinks and confectioneries. For the twelve months ended October 3, 2004, our Paperboard Packaging segment produced revenues and EBIT of $845.0 million and $58.7 million, respectively, and accounted for 84% of our net sales.

•	Plastic Packaging. Our Plastic Packaging segment designs and manufactures plastic containers, bottles, preforms and closures. Our primary end-use markets are agrochemicals and other specialty chemicals; and food and beverages. We believe our Plastic Packaging segment holds leadership positions within several sectors of our end-use markets, including HDPE fluorinated barrier containers for niche agrochemicals and other specialty chemicals markets, primarily in Europe and China, HDPE bottles for the Irish dairy market and PET bottles and preforms for soft drink markets in South Africa and the United Kingdom. For the twelve months ended October 3, 2004, our Plastic Packaging segment produced revenues and EBIT of $159.5 million and $16.5 million, respectively, and accounted for 16% of our net sales.

Our former Land Development segment owned real estate that we retained when we sold the timberland associated with our former pulp and paper operations because we believed this land was more valuable when sold for development or other uses. The real estate was marketed to third parties for residential and commercial development, real estate investment and land conservation. As of the end of the first quarter of 2004, the remainder of the Land Development segment was liquidated and, as a result, this segment is now accounted for as a discontinued operation.

We focus on specific end-use packaging markets—such as pharmaceutical and healthcare, international and branded products (including alcoholic drinks, confectioneries, cosmetics and fragrances), tobacco, specialty chemicals and food and beverages—where customers demand:

•	creative packaging designs to position their brands with consumers and differentiate those brands on the retail shelf;

•	technical expertise and production capabilities to address their special packaging requirements and desire for innovative packaging solutions;

•	a broad range of printing processes and a one-stop-shop approach to their specialty packaging needs; and

•	broad geographic coverage and effective supply chain offerings.

Many of these markets are characterized by higher growth prospects and lower cyclicality than commodity packaging markets.

Historically, we were a manufacturer of commodity paper products, forest products and corrugated packaging products, with operations located primarily in the United States. As a result of our strategic transformation, discussed below, we have exited these businesses, and now supply value-added paperboard and plastic packaging products from a strategically located network of 43 paperboard packaging facilities in Europe and North America and nine plastic packaging facilities in Europe, Africa and Asia. Over the next few years, we plan to expand our network of value-added packaging facilities, which is now located primarily in Europe, through acquisitions of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures, alliances, and/or internal development of complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We expect such expansion will improve our geographical and product-line balance and satisfy multinational customers’ desire for broad geographic coverage from their packaging supplier.

Business History And Strategic Transformation

Chesapeake was founded in 1918 in West Point, Virginia, where we operated a kraft pulp and paper mill. Through the years, we expanded into several commodity paper products, forest products and corrugated packaging businesses. Our common stock has been listed on the New York Stock Exchange since 1944.

In the mid-1990s, our management and board of directors recognized that our commodity-based businesses were competing in increasingly consolidating, capital intensive and cyclical markets. Seeking to increase shareholder value, we embarked on a new strategic direction.

Beginning with the sale of the West Point pulp and paper mill in 1997, we divested our commodity paper products, forest products and corrugated packaging businesses, and invested the sale proceeds in several acquisitions that have transformed our company into a value-added paperboard and plastic packaging products leader with a focus on specific end-use markets. Our principal acquisitions included:

•	Field Group plc (“Field Group”), acquired in March 1999, a leading European paperboard packaging company headquartered in England.

•	Boxmore International PLC (“Boxmore”), acquired in February 2000, a paperboard and plastic packaging company headquartered in Northern Ireland.

•	First Carton Group Limited (“First Carton”), acquired in October 2000, a paperboard packaging supplier focused on the international and branded foods, confectioneries and alcoholic drinks markets.

Our other acquisitions included: Field Group’s acquisitions of Berry’s (Holding) Limited, one of Ireland’s largest suppliers of printed pharmaceutical leaflets, in May 1999, Lithoprint Holdings Limited, a Scottish supplier of wet-applied labels and commercial printing, in September 2000, and the in-house carton printing operations of British American Tobacco in Bremen, Germany, in January 2001; and Chesapeake’s acquisition of Green Printing and Packaging Company, formerly Green Printing Company, Inc., a specialty packaging producer and printer in Lexington, North Carolina, in March 2000.

As part of our strategy to divest cyclical businesses and sell land holdings, during 1999 we disposed of our building products business, approximately 278,000 acres of timberland and our investment in a real estate development joint venture with Dominion Capital Inc.

In the fourth quarter of 2000, we decided to sell the principal businesses that were included in our former Merchandising and Specialty Packaging segment and the remaining interest in our former Tissue segment, a 5% equity interest in Georgia-Pacific Tissue, LLC (the “Tissue JV”). These segments were accounted for as discontinued operations.

The businesses that made up the Merchandising and Specialty Packaging segment were:

•	Chesapeake Display and Packaging Company, sold on July 30, 2001, to CorrFlex Graphics, LLC, and Chesapeake Display and Packaging Company (Canada) Limited, sold on October 4, 2001, to Atlantic Decorated & Display Inc.; each of these businesses designed, manufactured, assembled and packed temporary and permanent point-of-purchase displays.

•	Consumer Promotions International, Inc., which designed, manufactured and assembled permanent point-of-purchase displays, sold on October 15, 2001, to a management investment group.

•	Chesapeake Packaging Co., which designed and manufactured corrugated shipping containers and other corrugated packaging products, sold on May 18, 2001, to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc.

•	Our 46% interest in Color-Box, LLC, a joint venture with Georgia-Pacific (“G-P”), which designed and manufactured litho-laminated corrugated graphic packaging, sold to G-P in two transactions that were finalized in November 2001.

In March 2001, we sold our 5% equity interest in the Tissue JV to G-P.

The sales of these discontinued operations were completed in 2001. We used the net proceeds of the 2001 divestitures to pay down debt and to pay taxes related to the sales.

During the past five years, we recorded restructuring and other special charges principally relating to plant closures, management reorganizations and review of asset valuations.

For the twelve months ended October 3, 2004, our consolidated net sales from continuing operations, by geographic market where our products were manufactured or services rendered, were:

Geographic Region	Net Sales	Percent of Consolidated Sales
	(dollars in millions)
United Kingdom	$553	55.0%
Germany	109	10.8
France	101	10.0
Ireland	74	7.4
Belgium	65	6.5
South Africa	46	4.6
United States(1)	18	1.8
Other	39	3.9

	$1,005	100.0%

(1)	Adjusted to reflect our former Land Development segment as a discontinued operation.

For the twelve months ended October 3, 2004, our consolidated net sales from continuing operations by end-use market were:

End-Use Market	Net Sales	Percent of Consolidated Sales
	(dollars in millions)
Paperboard Packaging
Pharmaceutical and Healthcare	$355	35.3%
International and Branded Products	246	24.5
Tobacco Products	128	12.7
Food and Household	91	9.1
Other	25	2.5
Plastic Packaging
Food and Beverages	85	8.4
Agrochemicals and Other Specialty Chemicals	75	7.5

	$1,005	100.0%

Paperboard Packaging

Industry Overview

The paperboard packaging industry manufactures and sells corrugated products, folding cartons and rigid fiber boxes. Our Paperboard Packaging segment competes primarily in the folding carton segment of the industry.

Folding carton packaging is used to package various consumer products such as pharmaceuticals, cosmetics, tobacco products, computer hardware, digital video discs, compact discs, confectioneries, food products and beverages. Folding cartons do not include corrugated “brown boxes,” which are typically used for shipping and transportation of products in bulk. Folding cartons generally serve the dual purpose of protecting non-durable goods during shipping and distribution, and attracting consumer attention to the product at retail. As printing technologies have continued to improve, the marketing function of folding cartons has become increasingly important as consumer products companies rely more heavily on the retail promotional value of product packaging.

Folding cartons are made from several grades of paperboard, including folding boxboard. The paperboard used in folding cartons must meet specific quality and technical standards for: bending, creasing, scoring and folding without breaking or cracking; stiffness and resistance to bulging; ink absorption; and surface smoothness for printing, embossing or laminating. Historically, folding boxboard has been one of the paperboard grades used most frequently by the folding carton industry, because of its superior strength and appearance and because it provides one of the best surfaces for high-quality printing. The paperboard used in folding cartons is typically die-cut, printed and shipped flat from folding carton plants to manufacturer customers, where the cartons are then erected and filled on production lines.

Vertical integration is less common in the folding carton industry than in other paper-based packaging markets, such as corrugated containers. In part, this reflects the lower-volume, higher value-added nature of the folding carton business, but also the need of most folding carton producers to utilize various grades of paperboard. As a result, many of the largest folding carton companies do not manufacture the paperboard they use as raw materials.

Our folding carton operations are located primarily in Europe. The European folding carton industry is approximately a $9.6 billion market composed of several types of suppliers: pan-European companies serving global customers; regional firms addressing select products at the country level; and local businesses specializing in niche product categories. None of the major European packaging suppliers commands a dominant pan-European market position, although certain competitors may dominate particular geographic areas or market niches.

In Europe, folding cartons are generally used as packaging for non-durable consumer goods in markets characterized by relatively stable demand, with food and beverage products representing approximately 60% of product volume. Within the European folding carton market, Germany accounts for the largest percentage of consumption (19%), followed by the United Kingdom (18%), France (17%), Italy (15%) and Spain (9%).

The European folding carton market is fragmented and highly competitive. Producers generally differentiate their products and services based on design capabilities, print quality and, increasingly, the ability to service pan-European requirements. The end-use markets served by most folding carton producers vary widely in terms of technical requirements, product pricing and growth rates.

We expect European folding carton industry shipments to grow by about 1%-2% annually for the foreseeable future. However, we expect certain subsegments of the market, such as pharmaceutical and healthcare, to grow at faster rates. See “—Business Strategy.”

Operations

Our Paperboard Packaging segment consists primarily of: Field Group, acquired in March 1999; the paperboard packaging operations of Boxmore, acquired in February 2000; and First Carton, acquired in October 2000. These operations have been consolidated for accounting purposes since their respective acquisition dates.

Using Field Group as our platform for growth in this segment, we have integrated the operations of Field Group, Boxmore and First Carton, together with those of our other smaller specialty packaging acquisitions in 2000 and 2001. We have consolidated the sales, marketing and administrative functions of these businesses, which has resulted in reduced overhead, purchasing synergies and a more effective sales and marketing effort. In addition, we have rationalized manufacturing facilities in this segment by closing five redundant or underutilized facilities since 2000.

Products and Markets

We specialize in the design and production of folding cartons, printed leaflets, labels and other value-added paperboard packaging products. We focus on specific end-use markets where our multinational customers demand creative packaging designs and desire a broad geographic presence from their packaging supplier. We compete in the high end of these markets, where value-added services and creative packaging solutions are required by our customers.

Our primary end-use markets are:

•	pharmaceutical and healthcare;

•	international and branded products, such as alcoholic drinks, confectioneries, cosmetics and fragrances;

•	tobacco products; and

•	food and household.

Pharmaceutical and Healthcare.    We are the leading supplier of pharmaceutical and healthcare paperboard packaging in Europe. Our network of 22 dedicated pharmaceutical and healthcare packaging plants in seven European countries offers pan-European manufacturing and distribution of folding cartons, labels and leaflets for a wide range of products, including: prescription medicines; over-the-counter medicines; healthcare products, such as vitamins and contact lens solutions; quasi-medicinal products, such as cold cures; and toiletries, such as toothpaste, bath foam, shower gel, shaving foam, deodorants, soaps and fragrances. In this sector, manufacturers utilize a variety of packaging materials, many of which incorporate folding cartons, leaflets and labels in a complete package for retail sale. For example, pills may be packaged in blister packs or in glass or plastic bottles, each of which may be placed with a leaflet in a folding carton, while toothpaste may be packaged in a collapsible tube inside a folding carton.

Pharmaceutical manufacturers are increasingly demanding more comprehensive design services, reduced delivery times, more flexibility in order size and broader geographic coverage from their packaging suppliers. We have responded to these trends by providing pan-European service through a network of dedicated pharmaceutical and healthcare packaging plants, many of which are located in close proximity to their principal customers.

We believe that we have substantial competitive strengths in our target pharmaceutical and healthcare markets. Our ability to satisfy stringent quality standards and to offer a single-source pan-European solution for pharmaceutical packaging, as well as leaflets and labels, should be increasingly attractive to drug companies. We believe our ability to satisfy all of the folding carton, leaflet and label needs of our pharmaceutical customers will also become increasingly important, as governmental agencies in Europe require increasing amounts of information on leaflets and labels in multiple languages. In addition, our design and manufacturing capabilities and experience should assist pharmaceutical companies in responding to requirements that consumer-friendly packaging, such as custom dose “patient packs,” be used for pharmaceutical products.

We work closely with drug manufacturers to design special packaging features to prevent counterfeiting of prescription drugs. Our experience in designing high-graphic content packaging for international and branded products provides us with a competitive advantage when we work with drug manufacturers to design new packaging for prescription drugs that are moving “off patent” to the over-the-counter market.

Pharmaceutical packaging is produced on a segregated production line under strict security because of the possibility of serious damage to health if pharmaceutical products are contaminated or incorrectly labeled. A majority of our pharmaceutical packaging facilities have ISO 9000 Series quality certification and, where appropriate, comply with PS9000 (Pharmaceutical Packaging Materials).

Growth in the pharmaceutical and healthcare packaging market in Europe is primarily driven by new product launches, an increasing use of lifestyle drugs, such as Viagra® and Botox®, an aging population, and an increased focus on total patient costs which is increasing government budgets for home delivery of drugs. Further growth in Europe is being driven by legislation regarding more extensive patient information (such as leaflets and labels and anti-counterfeiting measures), increased over-the-counter drug sales, more pre-packaged dispensing and an increase in the variety of available drugs.

Products of our pharmaceutical and healthcare division are distributed throughout Europe to the manufacturing plants of our customers, for ultimate sale throughout the world. Our principal pharmaceutical and healthcare customers include Glaxo Operations UK Ltd., a subsidiary of GlaxoSmithKline plc; Boots Contract Manufacturing, a subsidiary of Boots Company PLC; 3M Health Care Limited, a subsidiary of 3M Company; and Pfizer Inc.

International and Branded Products.    We are a leading European supplier, based on sales, of the creative paperboard packaging desired by multinational, branded consumer products companies in end-use markets such as alcoholic drinks, confectioneries, cosmetics and fragrances. Brand leaders for these products value our ability to provide sophisticated creative and structural design, intricate graphic and embossed detail and value-added service enhancements to differentiate and position their products for retail sale at particular price points. Our customers frequently use packaging to emphasize a high-quality brand image, to attract retail customers and to protect against counterfeiting. In addition, increasing competition between premium brands results in our customers utilizing new designs, offering a broader range of products and package sizes within brands, and revamping packaging to appeal to local consumer preferences.

The categories of international and branded products for which we design and manufacture paperboard packaging include:

•	Alcoholic Drinks—We are the leading supplier of paperboard packaging to alcoholic drink manufacturers in Europe. Our packaging products for the drinks sector include folding cartons, spirally wound composite tubes and self-adhesive or wet applied labels, and are generally complex, higher-value-added products involving special finishes such as gold blocking and embossing. Our competitive strengths in this market include our experience in designing and manufacturing high graphic content packaging with a broad range of finishes and effects, and our one-stop-shop approach to supplying labels to complement the principal packaging application. Our principal alcoholic drink customers include Diageo plc, William Grant & Sons Inc., Allied Domecq PLC and Pernod Ricard. Products for which we manufacture and design packaging include international brands such as Johnnie Walker™, J&B®, Chivas Regal®, Ballentine’s®, Glenfiddich®, Beefeater® Gin and Baileys®. These products are distributed by our customers to global retail markets.

•

Confectioneries—We are the leading supplier of paperboard packaging to the European confectioneries industry. A key feature of this market is the demand for innovative packaging designs for year-end holiday and Easter products. Our competitive strengths in this market include internationally recognized creative and structural design resources and process controls designed to prevent taint and odor problems that could affect confectionery products. Our principal confectioneries customers include

Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; Storck KG; Mars UK Ltd., a subsidiary of Mars, Incorporated; Cadbury Schweppes plc; and Kraft Jacob Suchard, a subsidiary of Kraft Foods Inc., for their brands which include After Eight®, Mars® Celebrations® and Cadbury’s® Milk Tray®. These products are distributed by our customers primarily to European retail markets, and more recently in the United States.

•	Cosmetics and Fragrances—With four manufacturing locations in France and distribution capabilities throughout Europe, we believe we are well positioned to serve the cosmetics and fragrances industry. Packaging plays a critical role in building and supporting brand image and differentiating products for this market sector. Our competitive strengths in this market include creative graphic and constructional design, outstanding skills in printing and finishing, and our broad range of products and services. We produce cosmetic and fragrance packaging using various substrates and materials, including paperboard and plastic folding cartons, rigid boxes and vacuum forming. Our principal cosmetics and fragrances customers include Christian Dior, Yves Rocher, LVMH Moet Hennesy Louis Vuitton, and Bulgari Group.

Tobacco Products.    We are one of Europe’s leading suppliers of paperboard packaging for the tobacco industry, including offset and gravure cartons, carton outers, printed paper and film, and inner frame board. Our customers, including British American Tobacco p.l.c., Gallaher Limited, a subsidiary of Gallaher Group Plc, and Altadis, S.A., use our packaging for brands that are manufactured in Europe for sale locally and to global export markets. Our competitive strengths for tobacco packaging include our skill in electronic manipulation of graphic elements, using computer aided design equipment, which facilitates the insertion of required government health warnings within the pack design, and in-line high speed gravure printing, embossing and gold leaf processes. Brands which use our packaging include 555 State Express®, Benson & Hedges® and Silk Cut®. Product packaging has become one of the leading promotional vehicles for tobacco products because of stringent limitations on other forms of marketing tobacco products in many countries.

Food and Household.    We manufacture paperboard packaging, primarily consisting of folding cartons and labels, for a wide variety of food and household products, including wet and dry grocery products, frozen foods and household supplies. Our customers include the European divisions of multinational food and household products companies, as well as manufacturers of private label goods. The food and household sector is served by facilities with stringent taint, odor and hygiene controls. For our customers, product packaging is an integral part of their marketing strategies. The market for food and household goods packaging is characterized by higher volumes and generally lower margins than our other end-use markets. Accordingly, we target food and household product customers who demand more intensive packaging design and process capabilities and customer service.

Principal food and household packaging customers include Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; McBride plc; McCain Foods Limited; Walkers Shortbread Ltd.; and United Biscuits (Holdings) Plc; for their brands which include Rowntree’s, McCain® Oven Chips and McVitie’s® Jaffa Cakes.

We also supply folding cartons and printed materials, such as software packages, labels, manuals and instruction kits, for technology and multimedia companies. Our multimedia and technology packaging products are distributed primarily to customers in the United States, for ultimate sale throughout the world. Our customers in this market include Lexmark International, Inc., Modus Media International and Iomega Corporation.

Product Design, Manufacturing and Distribution

Our Paperboard Packaging segment generally manufactures packaging from specifications, artwork or film supplied by customers. However, we also design, develop and manufacture new packaging concepts and structures when requested by customers. Many of the cartons we manufacture incorporate sophisticated construction techniques and include high graphic content, and special finishes and effects. We believe our commitment to technological leadership in structural and graphic design and their integration with manufacturing processes is a significant competitive strength.

We work closely with customers to develop new packaging and to refine existing packaging designs. This involves working with external design agencies employed by customers and using our in-house technical and design capabilities. Our package design centers are used by our customers to develop and test innovative packaging designs and graphics. Elements of the design are usually retained on computer and updated as required, enabling design work to be undertaken at the factory and subsequently reviewed at the customer’s location. We have also established an electronic network for design data interchange between each of our factories and with certain customers. The availability of sophisticated in-house design services enhances our high quality image and improves the response time to customer requests, particularly for new product launches.

Our manufacturing facilities are equipped with multi-color sheet and/or web fed printing presses which, depending on the needs of the specific plant, may include gravure, lithographic and flexographic printing. In addition, we utilize digital pre-press processes, including direct-to-plate graphic work which eliminates the need for film in the printing process. This facilitates the transmission of graphics throughout all of our locations to better serve our multinational customers. Other equipment includes platemaking equipment, gold blocking machines, diecutters/embossers, folders and gluers.

The principal elements of the production process, following design, are:

Plate making: Computer aided design systems directly produce metal print plates for lithographic printing and produce digital files for engraving of gravure cylinders.

Die making: A computer-generated carton profile guides lasers which cut slots in wooden forms. Metal strips are then inserted in the grooves as required which cut and crease the cartons.

Printing: We use three primary printing techniques: lithographic, flexographic and gravure. Lithographic printing on sheet-fed paperboard is used for most printing requirements, except for high volume runs or where certain specialty finishes or deep solid colors are required. Flexographic printing is used to produce high quality cartons which require exact print register, solid color saturation, fine line work and embossing. Gravure printing takes place predominantly on reel fed machines capable of handling high volumes. We utilize smaller format printing machinery to complement larger format presses, which enables us to undertake shorter production runs in a cost-effective manner.

Cutting and creasing: Printed sheets are fed through cut and crease machines where dies are used to cut and crease the paperboard to form a carton.

Gluing and packing: The production process culminates, if necessary, with the application of glue to, and the folding of, cartons, and the delivery of the finished cartons to our customers. Many customers receive cartons unfolded and unglued, and use their own in-house machinery, sometimes on lines designed and supplied by us, to apply glue to and fold the cartons, while others use their machinery to erect and fill pre-folded, pre-glued cartons. Some customers require cartons to be delivered fully assembled, an operation which is performed manually.

Cartons generally are produced only to order and delivered on an agreed schedule. Delivery to customers usually takes place immediately following completion of the production process. As a result, order backlog is not substantial.

Meeting customers’ increasingly complex requirements and technical specifications requires a strong commitment to quality and attention to detail. We use statistical process control techniques to identify key areas for improvement including the reduction of waste and down time.

We believe we are a leader in European manufacturing practices and working disciplines. Our plants conform to standards specific to their country and market sectors, such as PS9000, Good Manufacturing Practices and Royal Society of Food Hygiene accreditation. A majority of our pharmaceutical packaging facilities operate to ISO 9000 Series quality standards.

Sales and Marketing

Our Paperboard Packaging segment’s sales result primarily from direct solicitation of existing and prospective customers. Local management and sales personnel at each manufacturing facility are responsible for sales and customer relationships and, where appropriate, are supported by head office sales and marketing initiatives.

Our marketing and sales efforts emphasize our ability to print high quality specialized packaging in a timely manner by utilizing state-of-the-art manufacturing systems. Our packaging design staff is frequently consulted by customers for assistance in developing new and alternative packaging concepts. We also assist our customers in the development and acquisition of automated packaging equipment for their manufacturing facilities, which can use our packaging products. We actively support our sales effort by researching market trends as well as by developing promotional materials that highlight our capabilities within specific end-use markets. Our ability to meet the rapid delivery requirements and variable demand patterns of our customers has enhanced our competitive position with multinational branded products companies.

We have longstanding trading relationships with many of our larger paperboard packaging customers but, as is typical in our industry, we generally do not enter into long-term fixed-quantity supply agreements. Instead, we have agreements or letters of intent in place with many of our larger customers, with terms of up to five years, that specify the terms of trade and service requirements for the period of the arrangement, some of which award sole or majority supply for specific classes of packaging products for the customer, but only to the extent the customer requires such products. These supply arrangements are generally awarded by the larger packaging customers through a tender process in which the customer solicits bids from several potential suppliers and selects the winning bid based on several factors, including price and service. Typically, major packaging customers centralize their purchasing on a pan-European basis and seek to obtain their packaging requirements from a limited number of sources to maximize their efficiency. We regularly submit bids for new business or renewal of existing business.

Raw Materials

We use a variety of raw materials in our Paperboard Packaging segment, such as paperboard, paper, inks, foil, films and adhesives. The primary raw material for our Paperboard Packaging segment is paperboard, which is converted to make the walls of the packaging unit. The primary paperboard grade we use is virgin folding boxboard.

Most of our raw materials are readily available from various suppliers at competitive market prices. Raw material prices are generally negotiated centrally, but individual factories can enter into further negotiations and sometimes achieve better prices on specific contracts. This strategy is designed to strengthen our overall purchasing power, while enabling each factory to retain a sufficient degree of autonomy in its purchasing decisions to take advantage of better spot pricing offered by suppliers. See “Risk Factors—Risks Related to Our Business—Our business and financial performance may be harmed by future increases in raw material costs.”

Plastic Packaging

Industry Overview

The plastic packaging industry manufactures and sells plastic bottles, preforms, containers, closures, films and sheets. We compete in the plastic bottles, preforms, containers and closures segment of the industry.

Plastic bottles, containers and closures are used to store, transport, preserve and dispense a wide variety of food, beverage and other consumer and industrial products. Manufacturers consider a number of variables in evaluating whether plastic containers should be used for a particular packaging application. These include cost, compatibility with the intended contents, shelf life, flexibility of size, handling characteristics, filling and closing speeds, processing reactions, impermeability, dent and tamper resistance and consumer preferences. Plastic’s penetration of traditional glass, paperboard and metal packaging applications is driven by its advantages, such as clarity, weight, strength, shatter resistance, barrier properties and ease of opening and dispensing.

Nondurable goods industries consume the majority of plastic packaging products, with beverages and food being the largest markets. Other important packaging markets include pharmaceutical and healthcare products, personal care items and chemical products. Factors which influence plastic packaging demand include consumer spending, population growth, technological advancements in packaging materials, environmental and regulatory concerns, international trade patterns and packaging product development. The popularity of smaller sized bottles in markets ranging from soft drinks to healthcare products has also generated volume growth.

We manufacture products from HDPE and PET resins. HDPE is heavily used for milk, chilled juice, closures and specialty chemical packaging, because of the resin’s processing ease, moderate cost and suitable barrier properties. PET dominates soft drink and mineral water applications, because of its clarity, barrier characteristics, availability in multiple sizes, design flexibility, competitive pricing and ability to be resealed. PET is also used for smaller sized agrochemical bottles. Markets for HDPE bottles and containers are relatively mature, with the products having already supplanted competitive packaging materials in applicable consumer applications. PET bottles are expected to continue to supplant glass bottles and aluminum cans in soft drink and water markets. As a result, PET is expected to exhibit faster growth, based on the above-average growth prospects for the various applications in which the resin is used.

Plastic containers are generally produced close to their source of demand. Suppliers range from large multinational and multi-product companies to small manufacturers operating in a single market or geographic niche.

Operations

Our Plastic Packaging segment is comprised of the plastic-based packaging operations of Boxmore, which we acquired in February 2000.

Products and Markets

We specialize in the design and manufacture of plastic containers, bottles, preforms and closures. Our target markets are:

•	agrochemicals and other specialty chemicals; and

•	food and beverages.

Agrochemicals and Other Specialty Chemicals.    We design and manufacture HDPE conventional and fluorinated barrier containers and closures for niche agrochemicals and other specialty chemicals markets, such as food flavorings, beverage concentrates and industrial solvents, primarily in Europe and China. Within these markets, approximately 40% of our sales are generated by products that utilize our proprietary in-line fluorinated blow-molding process. This process improves the barrier characteristics of a container by adding a protective coating to the interior wall that shields the plastic from the effects of corrosive fluids. We believe that our technical expertise and experience in using the fluorinated blow-molding process is an important competitive strength in this market. Additionally, we design and manufacture PET bottles for the agrochemicals market at our plant in China. HDPE products of our agrochemicals and other specialty chemicals division are manufactured at four plants located in four countries, and are distributed throughout Europe and Asia to the manufacturing plants of our customers, for ultimate sale around the world. Our HDPE plant in mainland China is a joint venture with Canada Rotam International Company Limited, in which we own a 50% interest. Our principal customers for agrochemicals and other specialty chemicals packaging include Syngenta Corporation, a subsidiary of Syngenta AG; Dow AgroSciences Ltd., a subsidiary of Dow AgroSciences LLC; The Coca-Cola Company; PepsiCo, Inc.; Spicam-Phyteurop; and Eastman Kodak Company.

Food and Beverages.    We are a leading supplier of plastic beverage packaging in the United Kingdom, Ireland and South Africa. We design and manufacture blow molded PET plastic bottles and preforms for soft drink and mineral water plants in Northern Ireland, the Republic of Ireland, South Africa and Mauritius. We are the leading supplier of PET soft drink bottles in South Africa. Our PET business in South Africa is a joint venture with a private partnership, in which we own a 70% interest. We are also the leading supplier of HDPE milk bottles in Ireland. We expect that the market for plastic beverage containers will continue to grow, as: dairies continue to shift from glass and paper to HDPE packaging for milk products; beverage manufacturers shift from glass bottles and aluminum cans to PET plastic bottles for soft drinks and water; and as consumption of those beverages increases. Our principal beverage customers are Amalgamated Beverage Industries Limited (ABI), Glanbia plc, The Coca-Cola Company, C&C Group plc, MaCaw (Soft Drinks) Ltd., A.G. Barr plc and Dale Farm Ltd.

We also design and manufacture HDPE plastic bottles for pharmaceutical and healthcare markets, primarily at our plant in Cavan, Ireland. We work closely with our customers to design innovative packaging solutions that enhance manufacturing efficiency while also improving brand identity. We emphasize our ability to provide plastic packaging, together with folding cartons, leaflets and labels manufactured by our Paperboard Packaging segment, to deliver supply-chain synergies to our pharmaceutical and healthcare customers. Our principal pharmaceutical and healthcare customers include Abbott Laboratories and Stiefel Laboratories, Inc.

Product Design, Manufacturing and Distribution

Our Plastic Packaging segment produces containers, bottles, preforms and closures designed in-house or from designs supplied by customers.

Our research and development activities for plastics are centralized in Belfast, Northern Ireland, where we work in close association with faculty and graduate students at Queen’s University. We continually seek process improvements and opportunities for further automation to reduce costs and improve our profitability and competitive position. Our efforts focus on increasing line speeds, reducing energy consumption and shortening turnaround times. Our materials research stresses lowering product cost through the development of lighter weight bottles and improving container characteristics such as barrier properties, strength and moisture resistance.

Bottle design capabilities are also available at our individual plants, supported by computer aided design and testing of in-house developments carried out in our ISO 9000 Series certified laboratories. New developments and improvements are shared between the plants.

Our plastic containers are made primarily from PET and HDPE, and serve a wide variety of markets. The PET containers are predominantly used for soft drinks, still and sparkling waters and agrochemicals. The HDPE containers are used for agrochemicals, other specialty chemicals, and healthcare and dairy products. We also make HDPE closures for the soft drink market and closures for agrochemicals and other specialty chemicals containers.

The quality and technical properties of PET enable it to be blown into containers with high barrier properties, which limits the loss of carbon dioxide from soft drinks and the ingress of oxygen and other substances that can affect product quality. In recent years, we have developed process capabilities to offer our PET customers lighter weight bottles, improved barrier performance and faster preform reheating resulting in lower energy consumption during the blowing process.

PET conversion from raw plastic resin is carried out in our plants in Northern Ireland, South Africa, China and Mauritius. PET is injection molded to create preforms that are subsequently blow molded into bottles, either in our manufacturing facilities or at our customers’ plants. PET granules are heated and then forced into a mold that forms the preform to the required shape. Preforms are then stored before being converted to bottles.

Conversion of the preforms into bottles takes place at our plants in Northern Ireland, South Africa and China. Preforms are loaded into the blow-molding machine and heated individually using infrared lamps. Precise control of these lamps enables the wall thickness in the bottle to be accurately controlled. Heated preforms are placed into a blow mold, and simultaneously blown with high-pressure air and stretched with a mechanical rod to create the desired bottle.

For specialty chemicals and agrochemicals that include aggressive constituents, we manufacture HDPE bottles and containers using fluorinated blow-molding to enhance the barrier characteristics of the container wall. HDPE is also used for closures which are supplied to many of our preform and bottle customers in the soft drink industry in the United Kingdom and Ireland.

Extrusion blow-molding of HDPE containers takes place at our plants in the United Kingdom, France, Ireland and China, with fluorinated barrier containers produced at all these locations except Ireland. Raw HDPE granules are heated and extruded. For fluorinated containers, each extrusion is then blown into the mold with a fluorine and nitrogen gas mixture. For conventional containers, the extrusions are blown into the mold with air. Containers are then leak tested before delivery to customers.

HDPE closures are produced in our plants in Northern Ireland and China using injection molding machines. Single piece closures are produced at our plant in Ireland for the soft drink industry, and two piece closures are produced at our plant in China for the agrochemicals industry.

Plastic containers generally are produced only to order and delivered pursuant to an agreed schedule. Delivery to customers usually takes place immediately following completion of the production process. As a result, order backlog is not substantial.

Sales and Marketing

Our Plastic Packaging segment’s sales result primarily from direct customer contacts by plant managing directors and a dedicated sales force.

Our marketing and sales efforts emphasize our ability to react quickly to changing customer demand patterns and to supply products manufactured to the highest industry standards of quality and performance. Our design and packaging development staff work closely with customers to improve product performance and reduce product costs. This includes reductions in product weight while maintaining agreed performance criteria. We actively support our sales effort with market research to identify potential opportunities and market trends across our businesses, as well as developing promotional materials that highlight our capabilities within specific end-use markets.

We have longstanding trading relationships with many of our larger plastic packaging customers but, as is typical in this industry, we generally do not enter into long-term fixed-quantity supply agreements. Instead, we have agreements or letters of intent in place with many of our larger customers, with terms of up to five years, that specify the terms of trade and service requirements for the period of the arrangement, some of which award sole or majority supply for specific classes of packaging products for the customer, but only to the extent the customer requires such products. These supply arrangements are generally awarded by the larger packaging customers through a tender process in which the customer solicits bids from several potential suppliers and selects the winning bid based on several factors, including price and service. We regularly submit bids for new business or renewal of existing business.

Raw Materials

We use a variety of raw materials in our Plastic Packaging segment, including raw PET and HDPE plastic resins. Raw materials for our Plastic Packaging segment are readily available from various suppliers at competitive market prices. We believe that we maintain a supply chain that is adequate to meet our inventory demands, but there is no assurance that this will be true in the future. Our gross profit may be affected by fluctuations in resin prices. However, negotiations with customers can generally permit changes in resin prices to be passed through to most of our customers through appropriate changes in product pricing. Sustained increases in resin prices, to the extent that the additional costs are not passed on to the end-consumer, would make plastic containers less economical for our customers, which could result in a slower pace of conversions to plastic containers.

Competition

Competition is intense in the markets served by our Paperboard Packaging and Plastic Packaging segments, both from large companies and from local and regional producers. We compete by differentiating ourselves through product design, process capabilities, operational competence and exceptional customer service. See “—Competitive Strengths.”

Major paperboard packaging competitors include Akerlund & Rausing; Algroup; Amcor Limited; Mayr-Melnhof Packaging UK Limited, a subsidiary of Mayr-Melnhof Karton AG; MY Holdings, a subsidiary of Nampak Ltd.; Van Genechten Packaging; and MeadWestvaco Corporation. In addition, in response to customer demand for pan-European sources of supply in pharmaceutical and healthcare markets, some smaller producers have also entered into pan-European trading alliances. Examples of such alliances include Copapharm Europe (an alliance of British, German, Spanish, French, Italian and Swiss carton manufacturers which supplies folding cartons to the European pharmaceutical industry) and Pharmapact (an alliance of British, German, French and Italian multi-product manufacturers which supplies folding cartons, microflute corrugated board, labels, leaflets and specialized systems to the European pharmaceutical industry). See “Risk Factors—Risks Related to Our Business—Competition in specialty packaging markets could harm our financial condition and results of operations.”

Major plastic packaging competitors include Constar International, Inc.; Graham Packaging Company, L.P.; Huhtamaki Van Leer; Nampak Ltd.; PlasPET; RPC Group Plc; Schmalbach-Lubeca, a subsidiary of Amcor Limited; and Waddington Jaycare. See “Risk Factors—Risks Related to Our Business—Competition in specialty packaging markets could harm our financial condition and results of operations.”

Customers

We have many customers that buy our products, and we are not dependent on any single customer, or group of customers, in any of our business segments. No single customer represents more than 10% of our total net sales. Longstanding relationships exist with many customers who place orders on a continuing basis, and we regularly submit bids to customers for new business or renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations. Because of the nature of our businesses, order backlogs are not large.

Competitive Strengths

We believe that our competitive strengths include:

•	Leading positions in many of the higher-growth, higher-margin markets. We are the leading European supplier of paperboard packaging for pharmaceutical and healthcare products, and a leading supplier in Europe for international and branded consumer products including alcoholic drinks, confectioneries, cosmetics and fragrances. In addition, our Plastic Packaging segment is a leading supplier of HDPE fluorinated barrier and conventional plastic containers for niche agrochemicals and other specialty chemicals and fluids markets, primarily in Europe. We focus on these and other niche end-use markets because we believe they offer attractive growth opportunities and because our value-added services, creative packaging solutions and specialized manufacturing techniques enable us to achieve higher operating margins than in commodity packaging markets.

•	Sophisticated design and manufacturing capabilities. Our sophisticated structural and creative package design skills, and significant experience in manufacturing complex package designs, are important competitive strengths. For example, we are a leading European designer and supplier of creative paperboard packaging that supports the brand images of internationally recognized branded products. For these customers, our design skills and ability to manufacture packaging that incorporates design and construction features with intricate graphic and embossed detailing are an important part of marketing their products. Similarly, our pharmaceutical and healthcare customers rely on our ability to provide both regulatory and marketing information in attractive and functional paperboard packaging, while meeting stringent standards for quality and text integrity. In our Plastic Packaging segment, our technical expertise and experience relating to in-line fluorinated blow-molding of HDPE barrier containers is an important competitive strength.

•	Broad range of printing processes and a one-stop-shop approach to customers’ paperboard packaging needs. We offer our customers a broad range of print processes, special finishes and effects, many of which are technically challenging, and a one-stop-shop approach to their paperboard packaging needs. For example, we offer integrated text for leaflets and labels to complement folding carton applications in several end-use markets, including pharmaceutical and healthcare and cosmetics and fragrances. This one-stop-shop approach allows our customers to reduce the number of suppliers they use, simplify their packaging procurement and maintain strict quality control.

•	Broad geographic manufacturing network including pan-European service. We supply value-added paperboard and plastic packaging products throughout the world from a strategically located network of 43 paperboard packaging facilities in Europe and North America, and nine plastic packaging facilities in Europe, Africa and Asia. Our facilities are generally located in close proximity to our largest customers. We offer a pan-European supply network in many of our end-use markets, meeting our customers’ needs for reduced delivery times and flexibility in both order size and geography.

•	Strong customer relationships. We have long standing customer relationships with many of the world’s largest international and branded products and pharmaceutical and healthcare products companies. Our major customers include 3M Health Care Limited, a subsidiary of 3M Company; Amalgamated Beverage Industries Limited (ABI); Boots Contract Manufacturing, a subsidiary of Boots Company PLC; British American Tobacco p.l.c; Diageo plc; Gallaher Limited, a subsidiary of Gallaher Group Plc; Glaxo Operations UK Ltd., a subsidiary of GlaxoSmithKline plc; Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; Pfizer Inc.; and Storck KG. The average length of our relationships with our top ten customers exceeds 30 years.

Both of our core business segments also compete based on their established reputations for quality and innovation, and strong, long-term customer relationships. We continue to invest in our state-of-the-art manufacturing plants and design centers to enhance our ability to serve and grow with our customers. Our highly skilled, technically-oriented management team has developed an operating model focused on expertise in design, manufacturing and customer support.

Business Strategy

Our objective is to increase our cash flow and profitability by pursuing external and internal growth within our target end-use markets, while continuing to improve our operating efficiency.

External Growth

Over the next few years, we plan to expand our network of value-added paperboard and plastic packaging facilities, which is now located primarily in Europe, through the acquisition of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures or alliances involving complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We believe such expansions and acquisitions will improve our geographic and product-line balance, satisfy our multinational customers’ desire for broad geographic coverage from their packaging supplier and permit us to leverage our expertise and customer relationships.

Internal Growth

We focus our growth in markets where we believe we possess and can sustain competitive strengths through our ability to deliver creative packaging designs, and where the services and process capabilities we offer enable us to satisfy our customers’ special packaging requirements. These markets include:

•	Markets that offer higher growth potential—pharmaceutical and healthcare. We believe that global demand for pharmaceutical and healthcare products packaging will grow significantly over the next decade, as a result of global population growth, an aging population in industrialized countries, new drug technology and new regulatory requirements. As the leading supplier of pharmaceutical and healthcare paperboard packaging in Europe, and as a supplier of plastic packaging for pharmaceutical and healthcare products, we expect to benefit from this market growth. We also intend to increase our share of this market by offering a comprehensive range of paperboard packaging, leaflets and labels to pharmaceutical and healthcare customers for global distribution.

•	Markets where brand positioning and differentiation are important—international and branded products; over-the-counter pharmaceutical and healthcare. We are a leading European supplier of creative paperboard packaging that supports the brand images of internationally recognized consumer products, such as alcoholic drinks, confectioneries, cosmetics and fragrances. For these products, packaging is a significant element of the marketing effort to differentiate and position the products for sale at particular price points. Accordingly, our customers demand increasingly sophisticated structural designs and specialized high-graphic-content packaging. These customers devote a substantial portion of their marketing efforts to packaging, because packaging is a relatively small percentage of the retail price of the product sold. Brand leaders in these markets value our ability to provide sophisticated creative and structural designs, intricate graphic and embossed details, and value-added service enhancements. These process capabilities have led several international manufacturers of international and branded products to designate us as their sole or primary paperboard packaging supplier. Many manufacturers of international and branded products also rely on us to create and supply the packaging for their product range extensions or geographic market expansions, which we believe will continue to generate additional growth opportunities for us.

•	Markets that have special packaging requirements—pharmaceutical and healthcare; agrochemicals and other specialty chemicals. We are a market leader in several of our target end-use markets that have special packaging requirements. In our Paperboard Packaging segment, our pharmaceutical packaging plants comply with the Pharmaceutical Supplier Code of Practice, and individual plants are accredited by their respective pharmaceutical customers, reflecting our ability consistently to satisfy the stringent quality standards of our customers. As a result of our ability to provide innovative packaging solutions (such as special features designed to prevent counterfeiting of prescription drugs and custom dose “patient packs”), together with leaflets and labels, often in multiple languages, we are the largest supplier of pharmaceutical and healthcare packaging in Europe. In our Plastic Packaging segment, our proprietary process for blow molding of fluorinated HDPE barrier containers has helped us to achieve a significant position in the European market for such containers.

We continue to invest in new equipment and new manufacturing plants to maintain our leadership positions and competitive advantages while at the same time growing with our customers.

Improved Operating Efficiency and Profitability

We are focused on continuing to improve the operating efficiency and profitability of our businesses. Over the past four years, we have integrated the operations of Field Group, Boxmore and First Carton, together with those of several smaller specialty packaging acquisitions. We have consolidated the sales, marketing and administrative functions of these businesses, which has resulted in reduced overhead, purchasing synergies and a more effective sales and marketing effort. In addition, we have rationalized our manufacturing facilities by closing five redundant or underutilized paperboard packaging facilities since 2000. We believe that continuing to improve our efficiency will enhance our competitive position, enabling us to retain or increase our market share while improving cash flow.

Legal and Environmental

Environmental

The subsidiary that comprised our former Tissue segment has been identified by the U.S. federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and remediation and restoration liability in the Fox River and Green Bay System in Wisconsin. In connection with the disposition of the assets of that subsidiary, we retained liability for, and the third party indemnity rights associated with, discharges of polychlorinatedbiphenyls (commonly referred to as “PCBs”) and other hazardous materials in the Fox River and Green Bay System. We and other potentially responsible parties are currently engaged in the investigation and remediation of this location. Given the many uncertainties associated with the nature and scope of the remediation effort that will ultimately be required, and uncertainties associated with the possible recovery of the cost of such efforts from third parties, we cannot assure you that the ultimate costs related to this site will not have a material adverse affect on our results. For additional information regarding this matter, and other potential environmental matters that could affect us, see Note 10 to our unaudited interim financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2004.

Other Litigation

On March 26, 2001, the SEC issued a formal order that a private investigation be conducted concerning maters related to our financial reporting. The investigation was based on SEC inquiries arising out of our restatements of earnings in 2000 related to the U.S. Display business of a subsidiary which was included in our former Merchandising and Specialty Packaging segment. The U.S. Display business was sold in 2001.

On October 21, 2004, the staff of the SEC notified us and four of our former employees that the staff of the SEC had preliminarily decided to recommend that the SEC file civil enforcement actions against Chesapeake and those former employees based on alleged violations of U.S. securities laws related to issues surrounding the earnings restatements in 2000. After extensive discussions with the SEC staff regarding, among other things, the nature of the alleged violations, our actions in response thereto and our cooperation throughout the investigation, we believe that this matter will not have a material adverse effect on our consolidated financial position or results or operations.

We are a party to various other legal actions, which are ordinary and incidental to our business. While the outcome of legal actions cannot be predicted with certainty, we believe the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

Employees

At October 3, 2004, we had 6,114 employees. Some of our employees are represented by various trade unions or workers’ councils in each of the countries in which we operate. We believe that our relations with our employees are good.

Seasonality

We compete in several end-use markets, such as alcoholic drinks, confectioneries, cosmetics and fragrances, that are seasonal in nature. As a result, our earnings stream is seasonal, with peak operational activity during the third and fourth quarters of the year.

Research and Development

We conduct continuing technical research and development projects relating to new products and improvements of existing products and processes. Expenditures for research and development activities are not material.

Trademarks and Intellectual Property

We believe that our success depends, in part, on maintaining and enhancing our proprietary technical expertise and know-how. As a standard practice, we obtain legal protections we believe are appropriate for our intellectual property, but legally protected intellectual property rights are not material for our business. We are not aware of any legal proceedings that have been brought against us for infringement of a patent or trademark.

Properties

We believe that our production facilities are well maintained and in good operating condition, and are utilized at practical capacities that vary in accordance with product mixes, market conditions and machine configurations. From time to time, we also lease additional warehouse space and sales offices on an as-needed basis. A summary of our primary locations is presented below.

Paperboard Packaging
Belgium: Bornem, Brussels, Gent
England: Bedford, Birmingham, Bourne*, Bradford, Bristol, Greenford, Leicester, Loughborough*, Newcastle, Nottingham, Portsmouth*, Tewkesbury, Thatcham*
France: Angoulême, Avallon, Bordeaux*, Ezy sur Eure, Lisses, Migennes, St. Pierre des Corps, Ussel*
Germany: Bremen, Bunde, Düren, Frankfurt, Melle, Stuttgart

Netherlands: Oss
Northern Ireland: Belfast
Republic of Ireland: Dublin, Limerick, Westport
Scotland: Bellshill, East Kilbride, Glasgow
Spain: Madrid
United States: Lexington, NC
Wales: Wrexham*

Plastic Packaging
England: Crewe
France: St. Etienne*
Mauritius: Port Louis***
Northern Ireland: Lurgan
People’s Republic of China: Kunshan (2)**
Republic of Ireland: Cavan
South Africa: Harrismith***, Capetown***

Corporate Headquarters
United States: Richmond, VA*

*	Leased facility
**	1 facility owned by a joint venture in which we own a 50% interest; 1 facility leased
***	Facility leased by a joint venture in which we own a 70% interest

MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers. Our executive officers serve at the pleasure of the board of directors and are generally elected at each annual organizational meeting of the board of directors. Our directors will hold office until the 2005, 2006 or 2007 annual meeting of shareholders, as indicated below, or until their respective successors have been elected and qualified.

Name	Age	Position
Thomas H. Johnson	55	Chairman, President & Chief Executive Officer, Director (term expires 2007)
Rafaël C. Decaluwé	56	Director (term expires 2006)
Sir David Fell	61	Director (term expires 2005)
Jeremy S. G. Fowden	48	Director (term expires 2007)
Keith Gilchrist	56	Executive Vice President and Chief Operating Officer, Director (term expires 2005)
Henri D. Petit	56	Director (term expires 2007)
John W. Rosenblum	60	Director (term expires 2005)
Frank S. Royal	65	Director (term expires 2007)
Richard G. Tilghman	64	Director (term expires 2005)
Joseph P. Viviano	66	Director (term expires 2006)
Harry H. Warner	69	Director (term expires 2006)
J.P. Causey Jr.	61	Executive Vice President, Secretary & General Counsel
Andrew J. Kohut	46	Executive Vice President & Chief Financial Officer

Thomas H. Johnson, Chairman, President & Chief Executive Officer.     Mr. Johnson has been our company’s President and Chief Executive Officer since 1997. In 2000, he was elected Chairman of our Board of Directors and continues to serve in that capacity. He is also a director of Universal Corporation.

Rafaël C. Decaluwé, Director, Senior Consultant, RD Consult BVBA, a business consulting firm.    Mr. Decaluwé has been a director of our company since 2003, and he has served as Senior Consultant of RD Consult BVBA since 2002. He was Chief Executive Officer of N.V. Bekaert S.A., a manufacturer of steelwire, steelwire products and advanced materials from 1994 to 2002.

Sir David Fell, Director; Chairman and Director, Northern Bank Limited, a banking and financial services company.    Mr. Fell has been a director of our company since 2000, and he has served as Chairman and Director of Northern Bank Limited since 1998. He also served as non-executive Chairman of Boxmore International, PLC, a printing and packaging company, from 1998 through 2000.

Jeremy S.G. Fowden, Director; Executive Board Member and Zone President Europe, Interbrew SA, a manufacturer, producer and brand owner of beers and lagers.    Mr. Fowden has been a member of our board since 2004. Mr. Fowden is a former Director of Rank Group PLC, a leisure and gaming company, and was Managing Director of its Holidays and Resorts Division between 1997 and 2001.

Keith Gilchrist, Director; Executive Vice President and Chief Operating Officer.    Mr. Gilchrist has been a director of our company since 2002, and he has been Executive Vice President and Chief Operating Officer of our company since 2001. Prior to that, he served as our company’s Executive Vice President, European Specialty Packaging from 1999 to 2001. Prior to joining our company, Mr. Gilchrist was Chief Executive of Field Group plc from 1993 until 1999.

Henri D. Petit, Director; Chief Executive Officer and Director, Bacou-Dalloz, SA.    Mr. Petit has been a director of our company since 2003, and he has served as Chief Executive Officer and Director of Bacou-Dalloz,

SA, a manufacturer of hearing, eye, respiratory and other personal protective equipment, since 2004. He was Vice President of Eastman Kodak Company from 1992 until 2003 and Senior Vice President from 2003 until 2004.

John W. Rosenblum, Director; Management Consultant and Dean Emeritus, Darden Graduate School of Business Administration, University of Virginia.    Dr. Rosenblum has been a member of our board since 1984. Dr. Rosenblum has been a management consultant since 2001 and is Dean Emeritus of the Darden School at the University of Virginia. He was Dean of the Jepson School of Leadership Studies at the University of Richmond from 1996 through 2000 and a professor there from 2000 until 2001. Currently, Dr. Rosenblum is also a director of Grantham, Mayo, Van Otterloo & Co. LLC.

Frank S. Royal, Director; Physician.    Dr. Royal has been a member of our board since 1990. He is also a director of HCA, the Healthcare Company, CSX Corporation, Dominion Resources, Inc., Smithfield Foods, Inc. and SunTrust Banks, Inc.

Richard G. Tilghman, Director; Retired.    Mr. Tilghman has been a member of our board since 1986. During 1999 and 2000, Mr. Tilghman served as Vice Chairman and Director of SunTrust Banks, Inc. Prior to that role, he was Chairman of the Board and Chief Executive Officer of Crestar Financial Corporation from 1986 through 1999. He is also a director of Sysco Corporation.

Joseph P. Viviano, Director; Retired.    Mr. Viviano has been a member of our board since 1988. Mr. Viviano was with Hershey Foods Corporation from 1993 through 2000, first serving as President and Chief Operating Officer from 1993 to 1998 then as Vice Chairman and director from 1999 through 2000. Presently, Mr. Viviano is a director of Harsco Corporation, Huffy Corporation, R.J. Reynolds Tobacco Holdings Company, LLC and RPM, Inc.

Harry H. Warner, Director; President, George C. Marshall Foundation.    Mr. Warner has been a member of our board since 1978, and has been President of the George C. Marshall Foundation since 2002. He was a financial consultant prior to 2002. Mr. Warner is a former non-executive Chairman of the Board of our company, serving from 1998 through 2000. He is also a director of Allied Defense Group, Inc.

J.P. Causey Jr., Executive Vice President, Secretary & General Counsel.    Mr. Causey has served as Executive Vice President, Secretary & General Counsel of our company since 2001. He served as Senior Vice President, Secretary & General Counsel of our company from 1995 to 2001.

Andrew J. Kohut, Executive Vice President & Chief Financial Officer.    Mr. Kohut has served as Executive Vice President & Chief Financial Officer of our company since 2001. He served as Senior Vice President of Strategic Business Development of our company from 1998 to 2001. Before taking that role, from 1996 through 1998, Mr. Kohut was Group Vice President—Display & Packaging.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of the material terms and conditions of our material debt instruments. The summary is not complete and may not contain all of the information that is important to you. Copies of certain of the debt instruments are available as described under “Incorporation of Certain Documents; Where You Can Find More Information,” and copies of all of the debt instruments are available from us upon written or oral request directed to our address or phone number set forth under the caption “Incorporation of Certain Documents; Where you Can Find More Information.” In this section, references to “we”, “our” and “Chesapeake” refer to Chesapeake Corporation and not to its subsidiaries.

Senior Bank Credit Facility

In February 2004, our $250 million (or the equivalent in foreign currency) senior credit facility was amended and restated and its maturity extended to February 2009. The amended and restated senior credit facility permits us to obtain, under certain circumstances, up to $200 million of additional term debt financing without requiring consent of the senior credit facility lenders. Subject to the terms of the agreement, a portion of the borrowing capacity of the revolving credit facility may, and net proceeds of any additional term debt component of the facility shall, be used to finance acquisitions and to refinance other debt.

On October 3, 2004, after giving effect to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” we would have had $7.3 million of indebtedness outstanding under our senior credit facility and approximately $155.4 million of additional revolving credit capacity under our senior facility.

Borrowings may be made in U.S. dollars, U.K. pounds sterling or euros by our company and certain of our U.K. subsidiaries, although any non-dollar borrowings must be converted into dollar borrowings upon an event of default. Borrowings are available subject to customary conditions, including the absence of any default and the accuracy of all representations, including the absence of any material adverse change in our company’s business, financial condition or prospects. Up to $20.0 million of the facility may be used to provide standby letters of credit, and any amounts drawn under such letters of credit must be reimbursed by the borrowers within one business day. The senior credit facility also provides for the guaranty by Wachovia Bank, National Association of up to £45 million of loan notes we issued in connection with certain acquisitions. The loan note guaranty reduces the availability of borrowings under the revolving credit facility. If any loan note guaranty is called upon, the borrowers must reimburse the guaranteeing bank on the same day payment to the beneficiary is made or may convert the obligation into loans under the revolving credit facility. Any letters of credit and loan note guarantees outstanding on February 23, 2009, must be cash collateralized. The borrowers are required to repay loans or cash collateralize letters of credit and loan note guaranties at any time if the aggregate amount of loans, letters of credit and loan note guarantees exceeds 105% of the total commitment as a result of changes in foreign currency exchange rates.

Interest accrues on the outstanding balance of the facility based upon our choice of the following rates: (1) an alternate base rate, which is equal to the higher of the administrative agent’s base rate or the federal funds rate plus one-half of one percent, plus a margin, determined by reference to our leverage ratio, that ranges between 0.50% and 1.75%; or (2) LIBOR, based on U.S. dollars, U.K. pounds sterling or euros, plus a margin, based on our leverage ratio, that ranges between 1.50% and 2.75%. Upon any event of default, all loans bear interest at the rate applicable to base-rate loans plus 2.00%. We are required to pay a guarantee fee on the outstanding loan note guarantees at a per-annum rate equal to the then-applicable margin for LIBOR borrowings, as well as a fronting fee of 0.125% per annum on the loan note guarantees. We also pay a letter of credit fee at a per annum rate equal to the then-applicable margin for LIBOR borrowings and an issuance fee of 0.125% per annum on the letters of credit. In addition, we are required to pay a fee on the average unused facility commitment that varies based on our leverage ratio and ranges between 0.25% and 0.5%.

The senior credit facility contains customary restrictive covenants, including covenants restricting, among other things, our ability and our subsidiaries’ ability to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness (including the notes), make capital expenditures, certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of our business. The senior credit facility also contains several financial maintenance covenants, including covenants establishing a maximum leverage ratio, maximum senior leverage ratio, and a minimum interest coverage ratio.

Our senior credit facility is secured by a pledge of the inventory, receivables and intangible assets of our U.S. subsidiaries, and is guaranteed by each material U.S. and U.K. subsidiary, although the material U.K. subsidiaries only guarantee borrowings made by other U.K. subsidiaries, and the obligations of our U.K. subsidiaries under the facility are collateralized by a pledge of the stock of our material U.K. subsidiaries.

The senior credit facility contains customary events of default, including but not limited to nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties, cross-default to other indebtedness, bankruptcy and other insolvency events, material judgments, certain ERISA events, actual or asserted invalidity of loan documentation and certain changes of control of our company. The occurrence of any event of default could result in the acceleration of our obligations under the senior credit facility or the termination of the commitments to lend under the senior credit facility and could materially and adversely affect you.

Unsecured Senior Notes

As of October 3, 2004, $85.0 million in aggregate principal amount of our 7.20% senior notes were outstanding. The 7.20% senior notes mature March 15, 2005, and bear interest at a rate of 7.20% per annum, payable semiannually on March 15 and September 15 of each year. We intend to use the net proceeds from this offering to retire all $85.0 million outstanding principal amount of the 7.20% senior notes due March 15, 2005. See “Use of Proceeds.”

On November 18, 2004, we commenced an offer to purchase and consent solicitation relating to the 7.20% notes. Subject to the terms and conditions set forth in the offer, we have offered to purchase all $85.0 million outstanding principal amount of the notes at a purchase price determined in relation to the present value of the principal amount thereof plus interest that would accrue through their maturity date of March 15, 2005, plus a consent payment in consideration for certain amendments to the indenture under which the 7.20% notes were issued. See “Use of Proceeds.”

The senior notes are unsecured senior obligations of our company and rank equally in right of payment with all our other unsecured and unsubordinated indebtedness. Accordingly, any 7.20% senior notes that are not purchased in the offer, or otherwise satisfied and discharged by us, will constitute senior indebtedness under the indenture governing the notes offered hereby and will rank senior in right of payment to the notes.

Loan Notes

On March 18, 1999, as part of the consideration paid to complete our acquisition of Field Group, Chesapeake UK acquisitions plc, our wholly owned subsidiary, issued unsecured loan notes with an initial principal balance £13.7 million ($22.0 million at the exchange rate of £1 to $1.61 in effect on the acquisition date) (the “Field Loan Notes”). The Field Loan Notes are guaranteed by Chesapeake. The Field Loan Notes bear interest at a variable rate per annum equal to the LIBOR rate for six month sterling deposits and are redeemable in whole or in part at the option of the holder on each semiannual interest payment date commencing March 31, 2000. If not earlier redeemed, the Field Loan Notes mature on September 30, 2006. As of October 3, 2004, the outstanding principal amount of the Field Loan Notes was approximately £5.4 million ($9.8 million at an exchange rate of £1 to $1.80 in effect on October 3, 2004), and the interest rate in effect was 4.94%. The Field Loan Notes include customary events of default, including bankruptcy, failure to pay principal or interest, judgment liens and the enforcement of any other liens.

On February 24, 2000, as part of the consideration paid to complete our acquisition of Boxmore, Chesapeake UK Acquisitions II plc, our wholly owned subsidiary, issued unsecured loan notes with an initial principal balance of £53.4 million ($85.2 million at the exchange rate of £1 to $1.60 in effect on the acquisition date) (the “Boxmore Loan Notes”). The Boxmore Loan Notes are guaranteed by Wachovia Bank, National Association, under the senior credit facility. The Boxmore Loan Notes bear interest at a variable rate per annum equal to the LIBOR rate for six month sterling deposits less one-half of one percent, are redeemable in whole or in part at the option of the holders on each semiannual interest payment date commencing February 28, 2001, and, if not earlier redeemed, mature on February 28, 2005. As of October 3, 2004, the outstanding principal amount of the Boxmore Loan Notes was approximately £20.2 million ($36.3 million at an exchange rate of £1 to $1.80 in effect on October 3, 2004) and the interest rate in effect was 6.41% including guarantee fees. The Boxmore Loan Notes include customary events of default, including bankruptcy, failure to pay principal or interest, judgment liens and the enforcement of any other liens.

On October 10, 2000, as part of the consideration paid to complete our acquisition of First Carton, Field Group issued unsecured loan notes with an initial principal balance of £11.0 million ($15.9 million at the exchange rage of £1 to $1.45 in effect on the acquisition date) (the “First Carton Loan Notes”). The First Carton Loan Notes are guaranteed by Wachovia Bank, National Association, under the senior credit facility. The First Carton Loan Notes bear interest at a variable rate per annum equal to the LIBOR rate for six month sterling deposits less two percent, are redeemable in whole or part at the option of the holders on each semiannual interest payment date commencing May 1, 2001, and, if not earlier redeemed, mature on September 30, 2005. As of October 3, 2004, the outstanding principal amount of the First Carton Loan Notes was approximately £0.4 million ($0.7 million at an exchange rate of £1 to $1.80 in effect on October 3, 2004) and the interest rate in effect was 4.87% including guarantee fees. The First Carton Loan Notes include customary events of default, including bankruptcy, failure to pay principal or interest, judgment liens and the enforcement of any other liens.

Industrial Development Authority Bonds

In 1994, the Industrial Development Authority of the Town of West Point, Virginia (the “Authority”), issued two series of Solid Waste Disposal Revenue Bonds that are payable solely from payments made to the Authority pursuant to separate loan agreements between the Authority and us. The Authority issued $18.75 million in aggregate principal amount of Series A bonds and $31.25 million in aggregate principal amount of Series B bonds. The Series A bonds bear interest at a rate of 6.375% per annum and the Series B bonds bear interest at a rate of 6.25% per annum, each payable semiannually on March 1 and September 1 of each year. Both series of bonds mature on March 1, 2019.

Both series of bonds are subject to redemption by the Authority: (1) in whole or in part, at our direction, on March 1, 2004, or on any date thereafter at a redemption price ranging (depending on the redemption date) from 100% to 102% of the principal amount thereof plus accrued interest thereon; (2) in whole, at our option, at a redemption price of 100% of the principal amount thereof plus accrued interest to the redemption date, in the event certain extraordinary events occur, including (a) the destruction or condemnation of the project to which the proceeds of the bond offering were applied, or (b) our obligations with respect to the bonds become unenforceable or impossible due to certain governmental or legislative actions; or (3) not later than 180 days after a final determination that interest on the bonds is includable in the gross income of the holders of the bonds for federal income tax purposes, at 100% of the principal amount thereof plus accrued interest thereon.

Our obligations with respect to the bonds are unsecured senior obligations of our company and rank equally in right of payment with all our unsecured and unsubordinated indebtedness. Accordingly, both series of bonds will constitute senior indebtedness under the indenture governing the notes offered hereby and will rank senior in right of payment to the notes.

Senior Subordinated Notes

In November 2001, we sold £115 million aggregate principal amount of 10 3/8% senior subordinated notes due 2011. The securities are listed on the Luxembourg Stock Exchange. As of October 3, 2004, £75 million aggregate principal amount of the senior subordinated notes were outstanding. The notes mature on November 15, 2011, and bear interest at a rate of 10.375% per annum, payable semiannually on May 15 and November 15 of each year.

The senior subordinated notes are subject to repurchase upon the occurrence of a change in control, as defined in the indenture governing the 10 3/8% senior subordinated notes, at a price equal to 101% of the principal amount thereof plus accrued interest. The senior subordinated notes may also be redeemed at our option beginning November 15, 2006, at an initial redemption price of 105.188% of the principal amount thereof plus accrued interest. The redemption price will decline each year beginning November 15, 2007, and will be 100% of the principal amount thereof, plus accrued interest, beginning on November 15, 2009.

The senior subordinated notes contain customary restrictive covenants, including covenants restricting, among other things, our ability and our subsidiaries’ ability to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness (including the notes offered hereby), sell or issue equity interests of restricted subsidiaries, declare or pay dividends, make certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of our business.

The senior subordinated notes contain customary events of default, including but not limited to nonpayment of principal or interest, violation of covenants, cross-default to other indebtedness and bankruptcy and other insolvency events. The occurrence of any event of default could result in the acceleration of our obligations under the indenture governing the 10 3/8% senior subordinated notes.

The senior subordinated notes are unsecured subordinated obligations of Chesapeake, subordinated in right of payment to all existing and future senior indebtedness. Accordingly, the senior subordinated notes rank junior in right of payment to obligations under our senior bank credit facility, the senior notes, the loan notes, and the industrial development authority bonds, and will rank pari passu in right of payment to the notes offered hereby.

DESCRIPTION OF THE NOTES

In this Description of the Notes, Chesapeake refers only to Chesapeake Corporation, and any successor obligor on the notes, and not to any of its subsidiaries. You can find the definitions of certain terms used in this description under “—Certain Definitions.”

Chesapeake will issue the notes under an indenture dated as of December 8, 2004, between Chesapeake and Wachovia Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

The following is a summary of the material provisions of the indenture and is qualified in its entirety by reference to the indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the indenture in its entirety. Copies of the proposed form of the indenture are available as described under “Incorporation of Certain Documents; Where You Can Find More Information.”

Basic Terms of the Notes

The notes

•	are unsecured subordinated obligations of Chesapeake, subordinated in right of payment to all existing and future Senior Debt of Chesapeake in accordance with the subordination provisions of the indenture;

•	are issued in an original aggregate principal amount of €100,000,000;

•	mature on December 15, 2014, at which time the aggregate principal amount thereof will become due and payable at par, together with accrued interest thereon;

•	accrue interest from and including the most recent date on which interest was paid or, if no interest has been paid, from and including December 8, 2004, to but excluding the applicable interest payment date at 7%, payable semiannually on each June 15 and December 15, commencing June 15, 2005, to holders of record on the June 1 or December 1 immediately preceding the interest payment date; and

•	bear interest on overdue principal, and pay interest on overdue interest, at 1% per annum higher than the rate stated above.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Additional Notes

Subject to the covenants described below, Chesapeake may issue additional notes under the indenture having the same terms in all respects as the notes except that interest will accrue on the additional notes from their date of issuance. The notes, including any additional notes, would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the notes.

Optional Redemption

Except as set forth in the next two paragraphs and under “—Redemption for Changes Affecting Taxation,” the notes are not redeemable at the option of Chesapeake.

At any time and from time to time on or after December 15, 2009, Chesapeake may redeem the notes, in whole or in part upon not less than 30 days or more than 60 days notice, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below.

Year	Percentage
2009	103.500%
2010	102.333%
2011	101.167%
2012 and thereafter	100.000%

In addition, at any time and from time to time prior to December 15, 2007, Chesapeake may redeem notes with the net cash proceeds received by Chesapeake from any Public Equity Offering at a redemption price equal to 107% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the aggregate principal amount of the notes (including additional notes, if any, issued under the indenture) originally issued under the indenture, provided that

(1)	in each case the redemption takes place not later than 60 days after the closing of the related Public Equity Offering, and

(2)	not less than €65,000,000 principal amount of the notes (excluding notes held, directly or indirectly, by Chesapeake or any of its Affiliates) remains outstanding immediately thereafter.

Selection and Notice

If fewer than all of the notes are being redeemed, the trustee will select the notes to be redeemed in compliance with the requirements of the Luxembourg Stock Exchange or other securities exchange, if any, on which the notes are then listed or, if the notes are not then listed on any securities exchange (or the relevant securities exchange does not specify any manner of selection) the trustee will select the notes to be redeemed pro rata, by lot or by any other method the trustee in its sole discretion deems fair and appropriate, in denominations of €1,000 principal amount and multiples thereof. Upon surrender of any note redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered note. Once notice of redemption is sent to the holders, notes called for redemption become due and payable at the redemption price on the redemption date, and, commencing on the redemption date, notes redeemed will cease to accrue interest.

Additional Amounts

All payments by Chesapeake or any Guarantor in respect of the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”) imposed or levied by or on behalf of the United States of America or any jurisdiction in which Chesapeake or any Guarantor is organized or resident for tax purposes, or any political subdivision or taxing authority thereof or therein having power to tax (each, a “Taxing Authority”), unless the withholding or deduction is then required by law. In such event, Chesapeake or such Guarantor will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted. However, the foregoing obligation to pay Additional Amounts does not apply to:

(1)	any Taxes which would not have been so imposed but for the existence of any present or former connection between such holder and the relevant Taxing Authority (other than the mere ownership or holding of a note or enforcement of rights thereunder or receipt of payments in respect thereof);

(2)	any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge; or

(3)	any Taxes payable otherwise than by deduction or withholding from payments of principal, premium and interest, if any, on such note.

Additional Amounts will also not be paid:

(1)	if, where presentation is required, the payment could have been made without such deduction or withholding (a) if made by or through another paying agent or (b) if the holder had presented the note for payment within 30 days after the date on which such payment became due and payable or on which payment thereof was duly provided for, whichever occurs later, except to the extent that the holder of such note would have been entitled to such Additional Amounts if it had presented such note for payment on the last day of such period of 30 days;

(2)	if the payment could have been made without such deduction or withholding had the holder of the note or, if different, the beneficiary of the payment, provided Chesapeake or any other Person through whom payment may be made information, documents or other evidence concerning the nationality, residence, identity or connection with the taxing jurisdiction of such holder or beneficiary which is required or imposed by a treaty, statute, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax (including, without limitation, a holder’s failure to comply with the request to provide a properly completed Form W-9, Form W-8BEN or Form W-8IMY (along with underlying Forms W-8BEN or W-9 from each beneficial owner), as applicable, as described in this prospectus under “Material U.S. Federal Income Tax Considerations”);

(3)	to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of the note;

(4)	to any holder that is or was a “10-percent shareholder” of Chesapeake as defined in Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision;

(5)	to any holder that is a bank receiving interest described in Section 881(c)(3)(A) of the Code; or

(6)	for withholding or deduction imposed on a payment to an individual and is (a) required to be made pursuant to European Council Directive 2003/48/EC or any other Directive on taxation of savings implementing the conclusions of the ECOFIN Council Meeting of November 26-27, 2000 or any law implementing or complying with, or introduced to conform with, any such Directive; or (b) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant note or coupon to another paying agent in a member state of the EU.

The foregoing provisions shall survive any termination or discharge of the indenture.

Chesapeake or the Guarantor, as applicable, will make such withholding or deduction and remit the full amount deducted or withheld to the relevant Taxing Authority in accordance with applicable law.

If Chesapeake or any Guarantor will be obligated to pay Additional Amounts with respect to any payment under or with respect to the notes or the Note Guaranties, if any, Chesapeake will deliver to the trustee an Officers’ Certificate stating that Additional Amounts will be payable, the amount payable, and any other information necessary to enable the trustee and the paying agents to pay the Additional Amounts to holders on the payment date. Such notice shall be delivered at least 30 days prior to the date when such Additional Amounts are to be paid or, if the obligation arises thereafter, promptly after the obligation arises.

All references in the indenture and this “Description of the Notes” to the payment of amounts based upon the principal amount of the notes or of principal, premium and interest, if any, on any of the notes shall be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Redemption for Changes Affecting Taxation

The notes will be subject to redemption as a whole, but not in part, at the option of Chesapeake at any time upon not less than 30 days or more than 60 days notice, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the redemption date, if Chesapeake has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts as a result of a change in laws

(including any regulations promulgated thereunder) or in the interpretation or administration thereof, if such change is announced and becomes effective after the Issue Date and such obligation cannot be avoided by the use of reasonable measures available to Chesapeake.

Before Chesapeake provides notice of redemption, it will be required to deliver an Officers’ Certificate to the trustee to the effect that it cannot avoid such obligation to pay Additional Amounts by taking reasonable measures available to it and an Opinion of Counsel, which counsel is of recognized national standing in the applicable jurisdiction, stating that Chesapeake will be obligated to pay Additional Amounts as a result of an event described above.

No Mandatory Redemption or Sinking Fund

There will be no mandatory redemption or sinking fund payments for the notes.

Ranking; Subordination

Contractual Subordination of the Notes to Senior Debt of Chesapeake.    The notes, as obligations of Chesapeake, are contractually subordinated to Senior Debt of Chesapeake, which includes the obligations of Chesapeake under the Credit Agreement. The following paragraphs describe the subordination of the notes to the Senior Debt of Chesapeake.

The debt evidenced by the notes is subordinated in right of payment, to the extent and in the manner provided in the indenture, to the prior payment of all Senior Debt. The subordination provisions are for the benefit of and enforceable by the holders of Senior Debt.

Upon any payment or distribution of the assets of Chesapeake to creditors upon a total or partial liquidation or a total or partial dissolution of Chesapeake or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Chesapeake or its property:

(1)	holders of Senior Debt are entitled to receive payment in full in cash of all Obligations in respect of Senior Debt (only such payment constituting “payment in full”) before holders will be entitled to receive any payment of principal of or interest on the notes; and

(2)	until the Senior Debt is paid in full, any distribution to which noteholders would be entitled but for these subordination provisions shall instead be made to holders of Senior Debt as their interests may appear.

Chesapeake shall not pay the principal of or interest on the notes or make any deposit pursuant to “—Defeasance and Discharge” and shall not repurchase, redeem or otherwise retire any notes (collectively, “pay the notes”) if at the time any Designated Senior Debt has not been paid when due, whether at maturity, upon redemption or mandatory repurchase, acceleration, or otherwise, and the default has not been cured or waived.

During the continuance of any other default with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except any notice that may be required to effect acceleration) or upon the expiration of a grace period, Chesapeake may not pay the notes for a period (a “Payment Blockage Period”)

(1)	commencing upon the receipt by Chesapeake and the trustee of written notice of default from the holders of any Designated Senior Debt specifying an election to effect a Payment Blockage Period (a “Blockage Notice”) and

(2)	ending 179 days thereafter (or earlier if the Payment Blockage Period is terminated (i) by written notice to the trustee and Chesapeake from the Person who gave the Blockage Notice, (ii) by repayment in full of such Senior Debt or (iii) because the default giving rise to the Blockage Notice is no longer continuing).

Subject to the preceding paragraph, unless the holders of such Senior Debt have accelerated the maturity of such Senior Debt, Chesapeake may resume payments on the notes after the Payment Blockage Period.

Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Senior Debt during such period. No default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Senior Debt whose holders initiated the Payment Blockage Period may be made the basis of the commencement of a subsequent Payment Blockage Period by the holders of such Senior Debt, whether or not within a period of 360 consecutive days, unless the default has been cured or waived for a period of not less than 90 consecutive days.

If a payment or other distribution is made to noteholders that because of these subordination provisions should not have been made to them, the noteholders that receive the distribution shall hold it in trust for holders of Senior Debt and pay it over to them as their interests may appear.

A distribution made under these subordination provisions to holders of Senior Debt which otherwise would have been made to noteholders is not, as between Chesapeake and the noteholders, a payment by Chesapeake on Senior Debt. After all Senior Debt is paid in full and until the notes are paid in full, noteholders will be subrogated to the rights of holders of Senior Debt to receive payments in respect of Senior Debt.

These subordination provisions define the relative rights of noteholders and holders of Senior Debt and do not impair, as between Chesapeake and noteholders, the obligation of Chesapeake, which is absolute and unconditional, to pay principal of and interest on the notes in accordance with their terms. The failure to make a payment pursuant to the notes by reason of these subordination provisions does not prevent the occurrence of a Default, nor do these subordination provisions have any effect on the right of the noteholders or the trustee to accelerate the maturity of the notes upon an Event of Default or prevent the trustee or any noteholder from exercising its available remedies upon a Default, subject to the rights of holders of Senior Debt to receive distributions otherwise payable to noteholders.

Notwithstanding anything to the contrary,

(1)	payments from money or Government Obligations held by the trustee in trust under “—Defeasance and Discharge” (after passage of the 123-day period referred to therein, if relevant) and

(2)	distributions to noteholders in the form of Permitted Junior Securities of Chesapeake are not subordinated to the prior payment of any Senior Debt or otherwise subject to these subordination provisions, and none of the noteholders will be obligated to pay over any such payments or distributions to any holder of Senior Debt.

All of the foregoing provisions regarding the subordination of the notes, as obligations of Chesapeake, to the Senior Debt of Chesapeake apply in the same way to each Guarantor, if any, and its Note Guaranty, with appropriate corresponding references to the Senior Debt of, and Permitted Junior Securities with respect to, such Guarantor.

General Effect of Contractual Subordination.    By reason of the subordination provisions contained in the indenture, in the event of insolvency of Chesapeake or any Guarantor, creditors of Chesapeake or the Guarantor that are holders of Senior Debt of Chesapeake or the Guarantor, as the case may be, may recover more, ratably, than the holders in respect of the notes or the Note Guaranty of the Guarantor, as relevant.

As of October 3, 2004, as adjusted for the notes offering, the Senior Debt of Chesapeake, excluding Guarantees of subsidiary liabilities referred to below, would have been approximately $55.2 million. Although the indenture contains limitations on the amount of additional Debt that Chesapeake and its Restricted Subsidiaries may incur, the amount of additional Debt could be substantial, and there is no limitation on the amount of such Debt that could be Senior Debt. See “—Certain Covenants—Limitation on Debt.”

Structural Subordination.    Substantially all the operations of Chesapeake are conducted through its subsidiaries. Upon initial issuance, the notes will not be guaranteed by any of Chesapeake’s subsidiaries. Claims of creditors of Chesapeake’s subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred and minority stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of Chesapeake, including holders of the notes. The notes therefore will be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of subsidiaries of Chesapeake (other than any Guarantors). As of October 3, 2004, as adjusted for the notes offering, the total liabilities of Chesapeake’s subsidiaries would have consisted of approximately $78.2 million of debt, and $335.8 million of other liabilities, including trade payables. Although the indenture limits the incurrence of Debt and Disqualified or Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Debt or Disqualified or Preferred Stock under the indenture. See “—Certain Covenants—Limitation on Debt.”

Repurchase at the Option of the Holders

Change of Control.    Not later than 30 days following a Change of Control, Chesapeake will make an Offer to Purchase all outstanding notes at a purchase price equal to 101% of the principal amount plus accrued interest to the date of purchase.

An Offer to Purchase must be made by written offer, which will specify the principal amount of notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 30 days or more than 60 days after the date of the offer and a settlement date for purchase (the “purchase date”) not more than five Business Days after the expiration date. The offer must include information concerning the business of Chesapeake and its Subsidiaries which Chesapeake in good faith believes will enable the holders to make an informed decision with respect to the Offer to Purchase. The offer will also contain instructions and materials necessary to enable holders to tender notes pursuant to the offer.

A holder may tender all or any portion of its notes pursuant to an Offer to Purchase, subject to the requirement that any portion of a note tendered must be in a multiple of €1,000 principal amount. Holders are entitled to withdraw notes tendered up to the close of business on the expiration date. On the purchase date, the purchase price will become due and payable on each note accepted for purchase pursuant to the Offer to Purchase, and interest on notes purchased will cease to accrue on and after the purchase date.

Chesapeake will comply with Rule 14e-1 under the Exchange Act and all other applicable laws and regulations, including any applicable requirements of the Luxembourg Stock Exchange, in making any Offer to Purchase, and the above procedures will be deemed modified as necessary to permit such compliance.

Chesapeake has agreed in the indenture that it will timely repay Debt or obtain consents as necessary under, or terminate, agreements or instruments that would otherwise prohibit an Offer to Purchase required to be made pursuant to the indenture. Notwithstanding this agreement of Chesapeake, it is important to note the following:

•

The existing Credit Agreement prohibits Chesapeake from purchasing notes in the event of a Change of Control and also provides that the occurrence of certain change of control events with respect to Chesapeake would constitute a default thereunder. In the event a Change of Control occurs, Chesapeake could seek the consent of the Credit Agreement lenders to the purchase of notes or could attempt to refinance the Credit Agreement. If Chesapeake were not able to obtain that consent or to refinance, it would continue to be prohibited from purchasing notes. In that case, Chesapeake’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which would in turn constitute a default under the Credit Agreement. Future debt of Chesapeake may also prohibit Chesapeake from purchasing notes in the event of a Change of Control, provide that a Change of Control is a default or require repurchase upon a Change of Control. Moreover, the exercise by the noteholders of their right to require Chesapeake to purchase the notes could cause a default under other Debt, even if the Change of Control itself does not, due to the financial effect of the purchase on Chesapeake. In these and other circumstances, the subordination provisions in the indenture may prevent payment to the holders of notes. Finally, Chesapeake’s ability to pay cash to the noteholders following the occurrence of a Change of Control may be limited by Chesapeake’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the notes. See “Risk Factors—Risks Related to the Notes—We may be unable to repay your notes if they become due prior to maturity due to a change of control or event of default.”

•	Chesapeake will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Offer to Purchase in the manner, at the time and otherwise in compliance with the requirements set forth in the indenture applicable to an Offer to Purchase made by Chesapeake and purchases all of the notes properly tendered and not withdrawn under the Offer to Purchase.

•	The phrase “all or substantially all,” as used with respect to the assets of Chesapeake in the definition of “Change of Control,” is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of Chesapeake has occurred in a particular instance, in which case a holder’s ability to obtain the benefit of these provisions could be unclear.

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holder of the notes to require that Chesapeake purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The provisions under the indenture relating to Chesapeake’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or amended as described in “—Amendments and Waivers.”

Asset Sales.    Chesapeake will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless the following conditions are met:

(1)	The Asset Sale is for fair market value, as determined in good faith by an Officer of Chesapeake or, if the fair market value of the assets subject to such Asset Sale is in excess of $25.0 million, by the Board of Directors.

(2)	At least 75% of the consideration consists of

(x)	cash or Cash Equivalents received at closing, or

(y)	substantially all of the assets of a facility, company, division or line of business engaged in a Permitted Business, a majority of the Voting Stock of another Person that thereupon becomes a Restricted Subsidiary engaged in a Permitted Business or other long-term assets (other than securities) used in a Permitted Business (“Additional Assets”).

For purposes of this clause (2), the assumption by the purchaser of Debt or other obligations (other than Subordinated Debt) of Chesapeake or a Restricted Subsidiary pursuant to a customary novation agreement, and instruments or securities received from the purchaser that are promptly, but in any event within 30 days of the closing, converted by Chesapeake to cash, to the extent of the cash actually so received, shall be considered cash received at closing.

(3)	Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Net Cash Proceeds from the Asset Sale may be used

(A)	to permanently repay Senior Debt of Chesapeake or a Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor (and in the case of a revolving credit, permanently reduce the commitment thereunder by such amount), in each case owing to a Person other than Chesapeake or any of its Affiliates, or

(B)	to (i) acquire Additional Assets or (ii) enter into a binding commitment for any such acquisition or expenditure (provided that the acquisition or expenditure covered by such binding commitment is made within 180 days after the expiration of the aforementioned 360 day period).

Pending the final application of any Net Cash Proceeds, Chesapeake may temporarily reduce revolving Debt under the Credit Agreement or otherwise invest the Net Cash Proceeds in any manner not prohibited by the indenture.

(4)	The Net Cash Proceeds of an Asset Sale not applied pursuant to clause (3) within the time periods specified in clause (3) constitute “Excess Proceeds.” Excess Proceeds of less than $10.0 million will be carried forward and accumulated. When accumulated Excess Proceeds equals or exceeds $10.0 million, Chesapeake must, within 30 days, make an Offer to Purchase notes having a principal amount equal to

(A)	accumulated Excess Proceeds, multiplied by

(B)	a fraction (x) the numerator of which is equal to the outstanding principal amount of the notes and (y) the denominator of which is equal to the outstanding principal amount of the notes and all pari passu Debt similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest €1,000. The purchase price for the notes will be 100% of the principal amount plus accrued interest to the date of purchase. If the Offer to Purchase is for less than all of the outstanding notes and notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, Chesapeake will purchase notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only notes in multiples of €1,000 principal amount will be purchased. Upon completion of the Offer to Purchase, Excess Proceeds will be reset at zero, and any Excess Proceeds remaining after consummation of the Offer to Purchase may be used for any purpose not otherwise prohibited by the indenture.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Debt

(a)	Chesapeake

(1)	will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt; and

(2)	will not, and will not permit any Restricted Subsidiary to, Incur any Disqualified Stock, and will not permit any of its Restricted Subsidiaries to Incur any Preferred Stock (other than Disqualified Stock or Preferred Stock of Restricted Subsidiaries held by Chesapeake or a Wholly Owned Restricted Subsidiary, so long as it is so held);

provided that Chesapeake or any Guarantor may Incur Debt or Disqualified Stock and any Restricted Subsidiary may Incur Eligible Debt if, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Fixed Charge Coverage Ratio is not less than 2.0 to 1.

(b)	Notwithstanding the foregoing, Chesapeake and, to the extent provided below, any Restricted Subsidiary may Incur the following (“Permitted Debt”):

(1)

(x) Debt of Chesapeake or any Restricted Subsidiary pursuant to the Credit Agreement; provided that the aggregate principal amount at any time outstanding under the Credit Agreement does not exceed $250.0 million, less the aggregate amount of all principal payments made from time to time after the Issue Date in respect of Debt under the Credit Agreement (but, in the case of Debt under a revolving credit facility, only to the extent the commitment thereunder is reduced in connection therewith) other than principal payments made from the proceeds of any Incurrence of Debt refinancing thereof, and (y) Guarantees of such Debt by such Persons;

(2)	Debt of Chesapeake or any Restricted Subsidiary (“inter-company debt”) to Chesapeake or any Wholly Owned Restricted Subsidiary so long as such Debt continues to be owed to Chesapeake or a Wholly Owned Restricted Subsidiary and which, if the obligor is Chesapeake or a Guarantor, is subordinated in right of payment to the notes (unless (a) the inter-company debt was funded with proceeds of Debt (other than Subordinated Debt) borrowed by the obligee from a Person that is not an Affiliate of Chesapeake (the “third-party lender”), which Debt was permitted to be incurred under any other provision of this covenant and (b) the obligor of the inter-company debt would have been permitted to Guarantee the Debt owed to the third-party lender pursuant to another provision of this covenant, in which case such Debt need not be subordinated in right of payment to the notes);

(3)	Debt of Chesapeake pursuant to the notes (other than additional notes) and Debt of any Guarantor pursuant to a Note Guaranty of the notes (including additional notes);

(4)	Debt (“Permitted Refinancing Debt”) constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the above, for purposes of this clause, “refinance”) then outstanding Debt in an amount not to exceed the principal amount of the Debt so refinanced, plus premiums, fees and expenses; provided that

(A)	in case the notes are refinanced in part or the Debt to be refinanced is pari passu with the notes, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining notes,

(B)	in case the Debt to be refinanced is subordinated in right of payment to the notes, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Debt to be refinanced is subordinated to the notes,

(C)	the new Debt does not have a Stated Maturity prior to the Stated Maturity of the Debt to be refinanced, and the Average Life of the new Debt is at least equal to the remaining Average Life of the Debt to be refinanced,

(D)	in no event may Debt of Chesapeake be refinanced pursuant to this clause by means of any Debt of any Restricted Subsidiary of Chesapeake that is not a Guarantor and in no event may Debt of any Guarantor be refinanced pursuant to this clause by means of any Debt of any Restricted Subsidiary that is not a Guarantor, and

(E)	Debt Incurred pursuant to clauses (1), (2), (5), (6), (10), (11) and (12) may not be refinanced pursuant to this clause (4);

(5)	Hedging Agreements of Chesapeake or any Restricted Subsidiary entered into in the ordinary course of business for the purpose of limiting risks associated with the business of Chesapeake and its Restricted Subsidiaries and not for speculation;

(6)	Debt of Chesapeake or any Restricted Subsidiary with respect to letters of credit and bankers’ acceptances issued in the ordinary course of business and not supporting Debt, including letters of credit supporting performance, surety or appeal bonds or indemnification, adjustment of purchase price or similar obligations incurred in connection with the acquisition or disposition of any business or assets;

(7)	Acquired Debt, provided that after giving effect to the Incurrence thereof, Chesapeake could Incur at least $1.00 of Debt under the Fixed Charge Coverage Ratio in clause (a) above;

(8)	Debt of Chesapeake or any Restricted Subsidiary outstanding on the Issue Date (and, for purposes of clause (4)(E), not otherwise constituting Permitted Debt);

(9)	Debt of Chesapeake or any Restricted Subsidiary, which may include Capital Leases, Incurred on or after the Issue Date and no later than 180 days after the date of purchase or completion of construction or improvement of property for the purpose of financing all or any part of the purchase price or cost of construction or improvement, provided that the principal amount of any Debt Incurred pursuant to this clause at any time outstanding may not exceed (a) $25.0 million less (b) the aggregate outstanding principal amount of Permitted Refinancing Debt Incurred to refinance Debt Incurred pursuant to this clause (9);

(10)	Debt of Chesapeake or any Guarantor consisting of Guarantees of Debt of Chesapeake or any Restricted Subsidiary Incurred under any other clause of this covenant;

(11)	Debt that is Guaranteed by a letter of credit or other Debt Incurred under the Credit Agreement pursuant to clause (1) above so long as such Debt is so Guaranteed; and

(12)	Debt of Chesapeake or any Restricted Subsidiary not otherwise permitted in an aggregate principal amount at any time outstanding not to exceed $40.0 million.

(c)	Notwithstanding anything to the contrary in this covenant, the maximum amount of Debt that Chesapeake and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Debt, solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Restricted Payments

(a)	Chesapeake will not, and will not permit any Restricted Subsidiary to, directly or indirectly (the payments and other actions described in the following clauses being collectively “Restricted Payments”):

•	declare or pay any dividend or make any distribution on its Equity Interests (other than dividends or distributions paid in Chesapeake’s Qualified Equity Interests) held by Persons other than Chesapeake or any of its Wholly Owned Restricted Subsidiaries;

•	purchase, redeem or otherwise acquire or retire for value any Equity Interests of Chesapeake or any Restricted Subsidiary held by Persons other than Chesapeake or any of its Wholly Owned Restricted Subsidiaries;

•	repay, redeem, repurchase, defease or otherwise acquire or retire for value, or make any payment on or with respect to, any Subordinated Debt except a payment of interest or principal at Stated Maturity; or

•	make any Investment other than a Permitted Investment;

unless, at the time of, and after giving effect to, the proposed Restricted Payment:

(1)	no Default has occurred and is continuing,

(2)	Chesapeake could Incur at least $1.00 of Debt under the Fixed Coverage Ratio set forth in paragraph (a) under “—Certain Covenants—Limitation on Debt,” and

(3)	the aggregate amount expended for all Restricted Payments made on or after October 1, 2001 would not, subject to paragraph (c), exceed the sum of

(A)	50% of the aggregate amount of the Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of the loss) accrued on a cumulative basis during the period, taken as one accounting period, beginning on October 1, 2001 and ending on the last day of Chesapeake’s most recently completed fiscal quarter for which internal financial statements are available, plus

(B)	subject to paragraph (c), the aggregate net cash proceeds received by Chesapeake (other than from a Subsidiary and other than from an employee stock ownership plan or trust established by Chesapeake or any of its Subsidiaries for the benefit of their employees) after October 1, 2001 from the issuance and sale of its Qualified Equity Interests, including by way of issuance of its Disqualified Equity Interests or Debt to the extent since converted into Qualified Equity Interests of Chesapeake, plus

(C)	an amount equal to the sum, for all Unrestricted Subsidiaries, of the following:

(x)	the cash return, after October 1, 2001, on Investments in an Unrestricted Subsidiary made after October 1, 2001 pursuant to this paragraph (a) as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), plus

(y)	the portion (proportionate to Chesapeake’s equity interest in such Subsidiary) of the fair market value of the assets less liabilities of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments made after October 1, 2001 by Chesapeake and its Restricted Subsidiaries in such Unrestricted Subsidiary pursuant to this paragraph (a), plus

(D)	the cash return, after October 1, 2001, on any other Investment made after the October 1, 2001 pursuant to this paragraph (a), as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of such Investment so made.

The amount expended in any Restricted Payment, if other than in cash, will be deemed to be the fair market value of the relevant non-cash assets, as determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a Board Resolution.

(b)	The foregoing will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with paragraph (a);

(2)	dividends or distributions by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to Chesapeake, to all holders of any class of Capital Stock of such Restricted Subsidiary a majority of which is held, directly or indirectly through Restricted Subsidiaries, by Chesapeake;

(3)	the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Debt with the proceeds of, or in exchange for, Permitted Refinancing Debt;

(4)	the purchase, redemption or other acquisition or retirement for value of Equity Interests of Chesapeake or any Restricted Subsidiary in exchange for, or out of the proceeds of a substantially concurrent offering of, Qualified Equity Interests of Chesapeake;

(5)	the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Debt in exchange for, or out of the proceeds of, a substantially concurrent offering of, Qualified Equity Interests of Chesapeake;

(6)	any Investment made in exchange for, or out of the proceeds of, a substantially concurrent offering of, Qualified Equity Interests of Chesapeake;

(7)	the purchase, redemption or other acquisition or retirement for value of Equity Interests of Chesapeake

(x)	held by officers, directors or employees or former officers, directors or employees (or their estates or beneficiaries under their estates), upon death, disability, retirement, severance or termination of employment or pursuant to any agreement under which the Equity Interests were issued or

(y)	which are or are intended to be used to satisfy issuances of Equity Interests upon exercise of employee or director stock options or upon exercise or satisfaction of other similar instruments outstanding under employee or director benefit plans of Chesapeake or any Subsidiary of Chesapeake;

provided that (i) the aggregate cash consideration paid therefor in any twelve-month period does not exceed an aggregate amount of $5.0 million and (ii) no Default has occurred and is continuing or would occur as a result thereof; or

(8)	any other Restricted Payment that, together with all other Restricted Payments made pursuant to this clause (8) on or after October 1, 2001, does not exceed $25.0 million; provided no Default has occurred and is continuing or would occur as a result thereof.

(c)	Proceeds of the issuance of Qualified Equity Interests will be included under clause (3) of paragraph (a) only to the extent they are not applied as described in clause (4), (5) or (6) of paragraph (b). Restricted Payments permitted pursuant to clause (3), (4), (5) or (6) of paragraph (b) will not be included in making the calculations under clause (3) of paragraph (a).

Limitation on Liens

Chesapeake will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties or assets, whether owned at the Issue Date or thereafter acquired, to secure Debt or other obligations that are pari passu with or subordinated in right of payment to the notes or the Note Guaranties, other than Permitted Liens, without effectively providing that the notes or any Note Guaranty are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the notes or any Note Guaranty, prior to) the obligations so secured for so long as such obligations are so secured.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)	Except as provided in paragraph (b), Chesapeake will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to

(1)	pay dividends or make any other distributions on any Equity Interests of the Restricted Subsidiary owned by Chesapeake or any other Restricted Subsidiary,

(2)	pay any Debt or other obligation owed to Chesapeake or any other Restricted Subsidiary,

(3)	make loans or advances to Chesapeake or any other Restricted Subsidiary, or

(4)	transfer any of its property or assets to Chesapeake or any other Restricted Subsidiary.

(b)	The provisions of paragraph (a) do not apply to any encumbrances or restrictions

(1)	existing on the Issue Date in the Credit Agreement, the indenture or any other agreements in effect on the Issue Date, and any extensions, renewals, replacements or refinancings of any of the foregoing; provided that the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(2)	existing

(A)	with respect to any Person, or to the property or assets of any person, at the time the Person is acquired by Chesapeake or any Restricted Subsidiary, or

(B)	with respect to any Unrestricted Subsidiary at the time it is designated or is deemed to become a Restricted Subsidiary,

which encumbrances or restrictions (i) are not applicable to any other Person or the property or assets of any other Person and (ii) were not put in place in anticipation of such event and any extensions, renewals, replacements or refinancings of any of the foregoing, provided the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the noteholders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;

(3)	of the type described in clause (a)(4) arising or agreed to in the ordinary course of business (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license or (B) by virtue of any Lien on, or agreement to transfer, option or similar right with respect to any property or assets of, Chesapeake or any Restricted Subsidiary;

(4)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, the Restricted Subsidiary that is permitted by “—Certain Covenants—Limitation on Sale or Issuance of Equity Interests of Restricted Subsidiaries” and “—Repurchase at the Option of Holders—Asset Sales;”

(5)	with respect to a Restricted Subsidiary and imposed pursuant to a customary provision in a joint venture or other similar agreement with respect to such Restricted Subsidiary that was entered into in the ordinary course of business;

(6)	under applicable law or regulations; or

(7)	required pursuant to the indenture.

Limitation on Sale or Issuance of Equity Interests of Restricted Subsidiaries

Chesapeake will not, and will not permit any Restricted Subsidiary to, directly or indirectly, sell or issue any Equity Interests of a Restricted Subsidiary unless

(1)	the sale or issuance is to Chesapeake or a Wholly Owned Restricted Subsidiary, or

(2)	the sale or issuance is of Capital Stock representing directors’ qualifying shares or Capital Stock required by applicable law to be held by a Person other than Chesapeake or a Restricted Subsidiary, or

(3)	if, after giving effect to the sale or issuance, the Restricted Subsidiary would no longer be a Restricted Subsidiary, all remaining Investments of Chesapeake and the Restricted Subsidiaries in such Person are permitted under “—Certain Covenants—Limitation on Restricted Payments” and Chesapeake complies with “—Repurchase at the Option of Holders—Asset Sales” with respect to the sale or issuance, or

(4)	the sale or issuance is of Disqualified Stock of a Guarantor permitted under “—Certain Covenants—Limitation on Debt.”

Guaranties by Restricted Subsidiaries

Chesapeake may at its option cause a Restricted Subsidiary to provide a Note Guaranty. Pursuant to the Note Guaranties, the Guarantors, if any, will unconditionally guarantee, jointly and severally, the obligations of Chesapeake pursuant to the notes, including any repurchase obligation resulting from a Change of Control, on a senior subordinated basis. Each Note Guaranty will be limited to the maximum amount that would not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of applicable law. By virtue of this limitation, a Guarantor’s obligation under its Note Guaranty could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Note Guaranty.

The Note Guaranty of any Restricted Subsidiary that is a Guarantor will terminate upon

(1)	a sale or other disposition (including by way of consolidation or merger) of the Guarantor (other than to Chesapeake or a Restricted Subsidiary) otherwise permitted by the indenture,

(2)	Chesapeake’s delivery of an Officers’ Certificate directing the Trustee to terminate the Note Guaranty; provided that after giving effect to such termination, any Debt of such Restricted Subsidiary will be deemed Incurred at that time and such Restricted Subsidiary could have Incurred such Debt under “—Certain Covenants—Limitation on Debt,”

(3)	the designation in accordance with the indenture of the Guarantor as an Unrestricted Subsidiary, or

(4)	defeasance or discharge of the notes, as provided in “—Defeasance and Discharge.”

No Guarantor will be permitted to

•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into the Guarantor

unless

(A)	the other Person is Chesapeake or any Wholly Owned Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(B)	(1) either (x) the Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Guarantor under its Note Guaranty; and

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C)	the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to Chesapeake or a Restricted Subsidiary) otherwise permitted by the indenture.

Limitation on Accounts Receivables Facilities

Chesapeake and its Restricted Subsidiaries may sell, transfer or otherwise dispose of accounts receivable to a Securitization Subsidiary; provided that:

(1)	the sale, transfer or other disposition is in connection with a Permitted Receivables Financing; and

(2)	the aggregate consideration received in each such sale, transfer or other disposition is at least equal to the fair market value of the receivables sold.

Limitation on Transactions with Affiliates

(a)	Chesapeake will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service with any Affiliate of Chesapeake or any Restricted Subsidiary (a “Related Party Transaction”), except upon fair and reasonable terms no less favorable to Chesapeake or the Restricted Subsidiary than could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of Chesapeake.

(b)	Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $5.0 million must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a Board Resolution delivered to the trustee. Prior to entering into any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $25.0 million, Chesapeake must in addition obtain and deliver to the trustee a favorable written opinion from a nationally recognized investment banking firm as to the fairness of the transaction to Chesapeake and its Restricted Subsidiaries from a financial point of view.

(c)	The foregoing paragraphs do not apply to

(1)	any transaction between Chesapeake and any of its Restricted Subsidiaries or between Restricted Subsidiaries of Chesapeake;

(2)	the payment of reasonable and customary regular fees to directors of Chesapeake who are not employees of Chesapeake;

(3)	any Restricted Payment of a type described in one of the first two bullet points in paragraph (a) under “—Certain Covenants—Limitation on Restricted Payments” if permitted by that covenant;

(4)	transactions or payments pursuant to any employee, officer or director compensation or benefit plans or arrangements entered into in the ordinary course of business;

(5)	transactions pursuant to any contract or agreement in effect on the Issue Date, as amended, modified or replaced from time to time so long as the amended, modified or new agreements, taken as a whole, are no less favorable to Chesapeake and its Restricted Subsidiaries than those in effect on the Issue Date;

(6)	sales of accounts receivable to a Securitization Subsidiary as part of a Permitted Receivables Financing; or

(7)	transactions with a Person that is an Affiliate of Chesapeake (other than an Unrestricted Subsidiary) solely because Chesapeake, directly or through a Restricted Subsidiary, owns an Equity Interest in, or controls, such Person.

Line of Business

Chesapeake will not, and will not permit any of its Restricted Subsidiaries, to engage in any business other than a Permitted Business, except to an extent that so doing would not be material to Chesapeake and its Restricted Subsidiaries, taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

(a)	The Board of Directors may designate any Subsidiary, including a newly acquired or created Subsidiary, to be an Unrestricted Subsidiary if it meets the following qualifications and the designation would not cause a Default.

(1)	Such Subsidiary does not own any Capital Stock of Chesapeake or any Restricted Subsidiary or hold any Debt of, or any Lien on any property of, Chesapeake or any Restricted Subsidiary.

(2)	At the time of the designation, the designation would be permitted under “—Certain Covenants—Limitation on Restricted Payments.”

(3)	To the extent the Debt of the Subsidiary is not Non-Recourse Debt, any Guarantee or other credit support thereof by Chesapeake or any Restricted Subsidiary is permitted under “—Certain Covenants—Limitation on Debt” and “—Certain Covenants—Limitation on Restricted Payments.”

(4)	The Subsidiary is not party to any transaction or arrangement with Chesapeake or any Restricted Subsidiary that would not be permitted under “—Certain Covenants—Limitation on Transactions with Affiliates.”

(5)	Neither Chesapeake nor any Restricted Subsidiary has any obligation to subscribe for additional Equity Interests of the Subsidiary or to maintain or preserve its financial condition or cause it to achieve specified levels of operating results, except to the extent permitted by “—Certain Covenants—Limitation on Debt” and “—Certain Covenants—Limitation on Restricted Payments.”

Once so designated the Subsidiary will remain an Unrestricted Subsidiary, subject to paragraph (b).

(b)	The Board of Directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause a Default.

(c)	Upon a Restricted Subsidiary becoming an Unrestricted Subsidiary,

(1)	all existing Investments of Chesapeake and the Restricted Subsidiaries therein will be deemed made at that time;

(2)	all existing Capital Stock or Debt of Chesapeake or a Restricted Subsidiary held by it will be deemed Incurred at that time, and all Liens on property of Chesapeake or a Restricted Subsidiary held by it will be deemed incurred at that time;

(3)	all existing transactions between it and Chesapeake or any Restricted Subsidiary will be deemed entered into at that time;

(4)	it is released at that time from its Note Guaranty, if any; and

(5)	it will cease to be subject to the provisions of the indenture as a Restricted Subsidiary.

(d)	Upon an Unrestricted Subsidiary becoming a Restricted Subsidiary,

(1)	all of its Debt, Disqualified Stock and Preferred Stock will be deemed Incurred at that time for purposes of “—Certain Covenants—Limitation on Debt,” but will not be considered the sale or issuance of Equity Interests for purposes of “—Certain Covenants—Limitation on Sale or Issuance of Equity Interests of Restricted Subsidiaries” or “—Repurchase at the Option of Holders—Asset Sales;”

(2)	Investments therein previously charged under “—Certain Covenants—Limitation on Restricted Payments” will be credited thereunder; and

(3)	it will thenceforward be subject to the provisions of the indenture as a Restricted Subsidiary.

(e)	Any designation by the Board of Directors of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary will be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the foregoing provisions.

Anti-Layering

Neither Chesapeake nor any Guarantor may Incur Debt that is subordinate in right of payment to Senior Debt of Chesapeake or the Guarantor unless such Debt is pari passu with, or subordinated in right of payment to, the notes or the relevant Note Guaranty. This does not apply to distinctions between categories of Debt that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Debt.

Financial Reports

Whether or not Chesapeake is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Chesapeake must file with the SEC within the time periods specified in the SEC’s rules and regulations and, promptly thereafter, provide the trustee and the holders, with

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Chesapeake were required to file such forms, and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Chesapeake were required to file such reports.

In addition, Chesapeake will make the information and reports available to securities analysts and prospective investors upon request. For so long as any of the notes are listed on the Luxembourg Stock Exchange and the rules of such exchange require, copies of such information will also be available during normal business hours at the office of BNP Paribas Securities Services in Luxembourg. If Chesapeake had any Unrestricted Subsidiaries during the relevant period, Chesapeake will also provide to the trustees and the noteholders information sufficient to ascertain the financial condition and results of operations of Chesapeake and its Restricted Subsidiaries, accounting for the Unrestricted Subsidiaries under the equity method of accounting.

Reports to Trustee

Chesapeake will deliver to the trustee

(1)	within 120 days after the end of each fiscal year a certificate stating that Chesapeake has fulfilled its obligations under the indenture or, if there has been a Default, specifying the Default and its nature and status; and

(2)	as soon as possible and in any event within 30 days after Chesapeake becomes aware of the occurrence of a Default, an Officers’ Certificate setting forth the details of the Default, and the action which Chesapeake proposes to take with respect thereto.

Consolidation, Merger and Sale of Assets

The indenture further provides as follows regarding consolidation, merger or sale of all or substantially all of the assets of Chesapeake:

(a)	Chesapeake will not

•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer, or otherwise dispose of all or substantially all of its assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person or

•	permit any Person to merge with or into Chesapeake

unless

(1)	either (x) Chesapeake is the continuing Person or (y) the resulting, surviving or transferee Person is a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes by supplemental indenture all of the obligations of Chesapeake under the indenture and the notes;

(2)	immediately after giving effect to the transaction, no Default has occurred and is continuing;

(3)	immediately after giving effect to the transaction on a pro forma basis, Chesapeake or the resulting, surviving or transferee Person could Incur at least $1.00 of Debt under paragraph (a) of “—Certain Covenants—Limitation on Debt;” and

(4)	Chesapeake delivers to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the indenture;

provided, that clause (3) does not apply (i) to the consolidation or merger of Chesapeake with or into a Wholly Owned Restricted Subsidiary or the consolidation or merger of a Wholly Owned Restricted Subsidiary with or into Chesapeake or (ii) if, in the good faith determination of the Board of Directors of Chesapeake, whose determination is evidenced by a Board Resolution, the sole purpose of the transaction is to change the jurisdiction of incorporation of Chesapeake.

For purposes of this covenant, the sale, conveyance, transfer or other disposition (including by way of merger or consolidation) of all or substantially all of the properties and assets of one or more Subsidiaries of

Chesapeake, which properties and assets, if held by Chesapeake instead of the Subsidiaries, would constitute all or substantially all of the properties and assets of Chesapeake on a consolidated basis, will be deemed to be the transfer of all or substantially all of the properties and assets of Chesapeake.

(b)	Chesapeake shall not lease all or substantially all of its assets, whether in one transaction or a series of transactions, to one or more other Persons.

(c)	Upon the consummation of any transaction effected in accordance with these provisions, if Chesapeake is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, Chesapeake under the indenture and the notes with the same effect as if such successor Person had been named as Chesapeake in the indenture. Upon such substitution, unless the successor is one or more of Chesapeake’s Subsidiaries, Chesapeake will be released from its obligations under the indenture and the notes.

Default and Remedies

Events of Default. An “Event of Default” occurs if

(1)	Chesapeake defaults in the payment of the principal of any note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase), whether or not the payment is prohibited under “—Ranking; Subordination;”

(2)	Chesapeake defaults in the payment of interest (including any Additional Amounts) on any note when the same becomes due and payable, and the default continues for a period of 30 days, whether or not the payment is prohibited under “—Ranking; Subordination;”

(3)	Chesapeake fails to make an Offer to Purchase and thereafter accept and pay for notes tendered when and as required pursuant to the provisions of the indenture described under “—Repurchase at the Option of the Holders—Change of Control” or “—Repurchase at the Option of the Holders—Asset Sales” (whether or not payment therefor is prohibited under “—Ranking; Subordination”), or Chesapeake fails to comply with the provisions of the indenture described under “—Consolidation, Merger and Sale of Assets;”

(4)	Chesapeake or any of its Restricted Subsidiaries defaults in the performance of or breaches any of the covenants described under “—Certain Covenants” and the default or breach continues for a period of 30 consecutive days after written notice to Chesapeake by the trustee or to Chesapeake and the trustee by the holders of more than 25% in aggregate principal amount of the notes;

(5)	Chesapeake or any of its Restricted Subsidiaries defaults in the performance of or breaches any other covenant or agreement in the indenture or under the notes and the default or breach continues for a period of 60 consecutive days after written notice to Chesapeake by the trustee or to Chesapeake and the trustee by the holders of 25% or more in aggregate principal amount of the notes;

(6)	there occurs with respect to any Debt of Chesapeake or any of its Restricted Subsidiaries having an outstanding principal amount of $20.0 million or more in the aggregate for all such Debt of all such Persons (i) an event of default that has caused the holder thereof to declare such Debt to be due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(7)	one or more final judgments or orders for the payment of money are rendered against Chesapeake or any of its Significant Restricted Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20.0 million (in excess of amounts which Chesapeake’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(8)	certain bankruptcy defaults occur with respect to Chesapeake or any Significant Restricted Subsidiary; and

(9)	any Note Guaranty ceases to be in full force and effect, other than in accordance the terms of the indenture, or a Guarantor denies or disaffirms its obligations under its Note Guaranty.

Consequences of an Event of Default.    If an Event of Default, other than a bankruptcy default with respect to Chesapeake, occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to Chesapeake (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become due and payable upon the earlier of (1) the 5th day after notice thereof has been given to holders of Designated Senior Debt and (2) an acceleration of any Designated Senior Debt. If a bankruptcy default occurs with respect to Chesapeake, the principal of and accrued interest on the notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder. Chesapeake or the trustee will promptly notify the holders of Designated Senior Debt of any declaration of acceleration of the notes.

The holders of a majority in principal amount of the outstanding notes by written notice to Chesapeake and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1)	all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by the declaration of acceleration, have been cured or waived, and

(2)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except as otherwise provided in “—Defaults and Remedies—Consequences of an Event of Default” or “—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding notes may, by notice to the trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes.

A holder may not institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the notes, unless:

(1)	the holder has previously given to the trustee written notice of a continuing Event of Default;

(2)	holders of at least 25% in aggregate principal amount of outstanding notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the indenture;

(3)	holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4)	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a note to receive payment of principal of or interest on its note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

If any Default occurs and is continuing and is known to the trustee, the trustee will send notice of the Default to each holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any note, the trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the trustee in good faith determine that withholding the notice is in the interest of the holders.

No Liability of Directors, Officers, Employees, Incorporators and Shareholders

No director, officer, employee, incorporator or shareholder of Chesapeake, as such, will have any liability for any obligations of Chesapeake under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Amendments and Waivers

Amendments Without Consent of Holders; Consent of Holders of Senior Debt Needed to Amend Subordination Provisions.    (a) Chesapeake and the trustee may amend or supplement the indenture or the notes without notice to or the consent of any noteholder

(1)	to cure any ambiguity, defect or inconsistency in the indenture or the notes;

(2)	to comply with the provisions described under “—Consolidation, Merger and Sale of Assets;”

(3)	to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(4)	to evidence and provide for the acceptance of an appointment by a successor trustee;

(5)	to provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertified notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code;

(6)	to provide for any Guarantee of the notes, to secure the notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the notes when such release, termination or discharge is permitted by the indenture;

(7)	to provide for or confirm the issuance of additional notes;

(8)	to make any change in the provisions described under “—Ranking; Subordination” that would limit or terminate the benefits available to any holder of Senior Debt thereunder; or

(9)	to make any other change that does not materially and adversely affect the rights of any holder.

(b)	An amendment may not effect any change that adversely affects the rights of any holder of Senior Debt then outstanding under the provisions described under “—Ranking; Subordination” unless such holder of Senior Debt, or a representative for such holder, consents to such change.

Amendments With Consent of Holders.    (a) Except as otherwise provided in “—Default and Remedies—Consequences of an Event of Default” or paragraph (b), Chesapeake and the trustee may amend the indenture and the notes with the written consent of the holders of a majority in principal amount of the outstanding notes and the holders of a majority in principal amount of the outstanding notes may waive future compliance by Chesapeake or any of its Restricted Subsidiaries with any provision of the indenture or the notes.

(b)	Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not

(1)	reduce the principal amount of or change the Stated Maturity of any installment of principal of any note,

(2)	reduce the rate of or change the Stated Maturity of any interest payment on any note,

(3)	reduce the amount payable upon the redemption of any note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any note may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed,

(4)	after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder,

(5)	make any note payable in money other than that stated in the note,

(6)	impair the right of any holder of notes to receive any principal payment or interest payment on such holder’s notes, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment,

(7)	make any change in the percentage of the principal amount of the notes required for amendments or waivers,

(8)	modify or change any provision of the indenture affecting the ranking of the notes or any Note Guaranty in a manner adverse to the holders of the notes,

(9)	make any change in any Note Guaranty that would adversely affect the noteholders, or

(10)	make any change in the provisions of the indenture described under “—Additional Amounts” that adversely affects the right of any holder or amend the terms of the notes or the indenture in a way that would result in the loss of an exemption from any of the taxes described thereunder.

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

Neither Chesapeake nor any of its Subsidiaries or Affiliates may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.

Defeasance and Discharge

Chesapeake may discharge its obligations under the notes and the indenture by irrevocably depositing in trust with the trustee cash in euro or euro-denominated Government Obligations or a combination thereof sufficient to pay principal of and interest on the notes to Stated Maturity or an applicable redemption date within one year, subject to meeting certain other conditions.

Chesapeake may also elect to

(1)	discharge most of its obligations in respect of the notes and the indenture, not including obligations related to the defeasance trust or to the replacement of notes or its obligations to the trustee (“legal defeasance”) or

(2)	discharge its obligations under most of the covenants and under clause (a)(3) of “—Consolidation, Merger and Sale of Assets” (and the events listed in clauses (6), (7) and (9) under “—Default and Remedies—Events of Default” will no longer constitute Events of Default) (“covenant defeasance”)

by irrevocably depositing in trust with the trustee cash in euro or euro-denominated Government Obligations or a combination thereof sufficient to pay principal of and interest on the notes to their Stated Maturity or an applicable redemption date and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case (in the case of legal defeasance, such an opinion could not be given absent a change of law after the Issue Date). The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.

In the case of either discharge or defeasance, the Note Guaranties issued by the Guarantors, if any, will terminate.

Concerning the Trustee

Wachovia Bank, National Association is the trustee under the indenture and is also the administrative agent and a lender under the Credit Agreement.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with Chesapeake and its Affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

Paying Agent and Registrar for the Notes

The trustee will initially act as the paying agent and registrar for the notes. We may appoint other paying agents and registrars instead of, or in addition to, the trustee. So long as any notes are listed on the Luxembourg Stock Exchange, Chesapeake will maintain a paying agent in Luxembourg. BNP Paribas Securities Services will initially act as paying agent in Luxembourg. Upon any change in the paying agent or registrar, Chesapeake will publish a notice in a leading daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

In addition, Chesapeake will use reasonable efforts to maintain a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax, and will provide to the tax authorities of the other Member States details of payments of interest and other similar income, pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of November 26–27, 2000 or any law implementing or complying with, or introduced in order to conform to, any such Directive.

Notices

In the case of global notes, we will cause notices to be published in a leading newspaper of general circulation in London (which is expected to The Financial Times). In the case of definitive notes, we will cause notices to be mailed by first-class mail to each holder of the notes at its registered address. So long as any notes are listed on the Luxembourg Stock Exchange and the rules and regulations of the Luxembourg Stock Exchange so require, any notice to the holders of the notes will also be published in a leading daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Transfer and Exchange of the Notes

A holder may transfer or exchange notes at the office designated by Chesapeake for such purposes, which initially will be the corporate trust office of the trustee in London, England. For so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, a holder will also be able to transfer or exchange notes at the offices of the paying agent in Luxembourg. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents in the form provided and as specified in the indenture. See “—Global Notes” and “—Certificated Notes” for a description of additional transfer restrictions applicable to the notes.

The trustee is not required (i) to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or purchased pursuant to an Offer to Purchase, (ii) to register the transfer of or exchange any note so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of the notes not being redeemed or purchased, or (iii) if a redemption or a purchase pursuant to an Offer to Purchase is to occur after a regular record date but on or before the corresponding interest payment date, to register the transfer or exchange of any note on or after the regular record date and before the date of redemption or purchase.

No service charge will be imposed in connection with any transfer or exchange of any note, but Chesapeake may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Book Entry; Delivery and Form

The notes will be issued in registered form, without interest coupons, in a minimum denomination of €50,000 and additional €1,000 increments, in the form of both global notes and certificated notes, as further provided below. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificate form.

Global Notes

The global notes will be deposited with BNP Paribas Securities Services, Luxembourg Branch, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Bank, société anonyme. Beneficial interests in the global notes will be shown on records maintained by Euroclear and Clearstream and their direct and indirect participants. So long as the notes are held in global form, the common depository will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with Euroclear’s and Clearstream’s applicable procedures and the applicable procedures of their direct and indirect participants.

Any beneficial interest in one global note that is transferred to a person who takes delivery in the form of an interest in another global note will, upon transfer, cease to be an interest in such global note and become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions applicable to beneficial interests in such other global note for as long as it remains such an interest.

Chesapeake will apply to Euroclear and Clearstream for acceptance of the global notes in their respective book-entry settlement systems. We expect that, upon deposit of the global notes with the common depository, Euroclear and Clearstream will credit, on their respective book-entry and registration systems, the principal amount of notes represented by global notes held by them to the accounts specified by the beneficial holders. Investors may hold their beneficial interests in the global notes through Euroclear or Clearstream or indirectly through organizations which are participants in Euroclear or Clearstream. Euroclear and Clearstream will hold beneficial interests in the global notes on behalf of their respective account holders through customers’ securities accounts, in the respective names of Euroclear and Clearstream, on the books of the common depositary.

Chesapeake will make payments of principal and interest under each global note to the common depository for Euroclear and Clearstream as the registered owner of such global note. Chesapeake expects that, upon receipt of any such payment, Euroclear and Clearstream will distribute such payments to their participants in accordance with their procedures. Chesapeake also expects that payments by Euroclear and Clearstream participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of Chesapeake, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

Chesapeake understands that Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Euroclear and Clearstream have advised Chesapeake that they will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the beneficial interests in any of the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. The common depositary will not exercise any discretion in the granting of consents or waivers or the taking of any other action in respect of the global notes. However, if there is an Event of Default under the notes both Euroclear and Clearstream reserve the right to exchange the global notes for certificated notes and to distribute such notes to its participants.

Although Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. None of Chesapeake, the trustee or any paying agent will have any responsibility for the performance by Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer or pledge beneficial interests in the global notes.

The information described above concerning Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certificated Notes

If Euroclear and Clearstream notify Chesapeake that they are unwilling or unable to continue as a clearing agency for global notes and at least one successor clearing agency is not appointed by Chesapeake within 90 days of such notice, or an Event of Default has occurred and the trustee has received a request from Euroclear or Clearstream, the trustee will exchange each beneficial interest in the global notes for one or more certificated notes registered in the name of the owner of such beneficial interest, as identified by Euroclear and Clearstream.

Same Day Settlement and Payment

The indenture requires that payments in respect of the notes represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by holders of the global notes. With respect to notes in certificated form, Chesapeake will make all payments at the office or agency maintained by Chesapeake for that purpose or, if a holder has specified an account and so requested, by wire transfer of immediately available funds to the account specified by the holder. As long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Stock Exchange require, we will maintain an agent in Luxembourg for making payments on, and transfers of, the certificated notes. See “—Paying Agent and Registrar for the Notes.”

Any permitted secondary market trading activity in such notes will trade through participants in Euroclear and Clearstream and will settle in immediately available funds. Chesapeake expects that secondary trading in any certificated notes will also be settled in immediately available funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading of any beneficial interests where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Governing Law

The indenture, including any Note Guaranties, and the notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Listing

Application has been made to list the notes on the Luxembourg Stock Exchange. The legal notice relating to the issuance of the notes and the organizational documents of Chesapeake will be registered prior to the listing with the Registrar of the District Court of Luxembourg, where such documents are available for inspection and where copies thereof can be obtained upon request.

Certain Definitions

“Acquired Debt” means Debt of a Person existing at the time the Person merges with or into or becomes a Restricted Subsidiary and not Incurred in connection with, or in contemplation of, the Person merging with or into or becoming a Restricted Subsidiary.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Sale” means any sale, lease, transfer or other disposition (including a Sale and Leaseback Transaction) of any assets by Chesapeake or any Restricted Subsidiary, including by means of a merger, consolidation or similar transaction and including any sale or issuance of the Equity Interests of any Restricted Subsidiary (each of the above referred to as a “disposition”), provided that the following are not included in the definition of “Asset Sale”:

(1)	a disposition to Chesapeake or a Restricted Subsidiary, including the sale or issuance by Chesapeake or any Restricted Subsidiary of any Equity Interests of any Restricted Subsidiary to Chesapeake or any Restricted Subsidiary;

(2)	the disposition by Chesapeake or any Restricted Subsidiary in the ordinary course of business of (i) cash and cash management investments, (ii) inventory and other assets acquired and held for resale in the ordinary course of business, (iii) damaged, worn out or obsolete assets, or (iv) rights granted to others pursuant to leases or licenses;

(3)	the sale or discount of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof;

(4)	a transaction covered by “—Consolidation, Merger and Sale of Assets;”

(5)	a Restricted Payment permitted under “—Certain Covenants—Limitation on Restricted Payments” or a Permitted Investment;

(6)	the issuance of Disqualified Stock pursuant to “—Certain Covenants—Limitation on Debt;”

(7)	any disposition of accounts receivable to a Securitization Subsidiary in connection with a Permitted Receivables Financing;

(8)	disposition of any line of business or Person that is part of a discontinued operation of Chesapeake on the Issue Date; and

(9)	any disposition in a transaction or series of related transactions of assets with a fair market value of less than $7.5 million.

“Average Life” means, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment of such Debt and (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Capital Lease” means, with respect to any Person, any lease of any property which, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capital Stock” means, with respect to any Person, any and all shares of stock of a corporation, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.

“Cash Equivalents” means

(1)	United States dollars, or money in other currencies received in the ordinary course of business,

(2)	U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations, in each case with maturities not exceeding one year from the date of acquisition,

(3)	(i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof having capital, surplus and undivided profits in excess of $500 million whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s,

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above,

(5)	commercial paper rated at least P-1 by Moody’s or A-1 by S&P and maturing within six months after the date of acquisition,

(6)	money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (5) above; and

(7)	in the case of a Foreign Restricted Subsidiary, substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such Person conducts business.

“Change of Control” means:

(1)	the merger or consolidation of Chesapeake with or into another Person or the merger of another Person with or into Chesapeake, or the sale of all or substantially all the assets of Chesapeake to another Person, unless holders of a majority of the aggregate voting power of the Voting Stock of Chesapeake, immediately prior to such transaction, hold securities of the surviving or transferee corporation that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation;

(2)	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Chesapeake;

(3)	individuals who on the Issue Date constituted the board of directors of Chesapeake, together with any new directors whose election by the board of directors or whose nomination for election by the shareholders of Chesapeake was approved by a majority of the directors then still in office who were either directors or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors of Chesapeake then in office; or

(4)	the adoption of a plan relating to the liquidation or dissolution of Chesapeake.

“Common Stock” means Capital Stock not entitled to any preference on dividends or distributions, upon liquidation or otherwise.

“Consolidated Current Liabilities” means, as of any date of determination, the aggregate amount of liabilities of Chesapeake and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

(a)	all intercompany items between the Company and any Restricted Subsidiary or between Restricted Subsidiaries, and

(b)	all current maturities of long-term Debt.

“Consolidated Net Income” means, for any period, the aggregate net income (or loss) of Chesapeake and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP, provided that the following (without duplication) will be excluded in computing Consolidated Net Income:

(1)	the net income (but not loss) of any Person that is not a Restricted Subsidiary, except to the extent of the lesser of

(x)	the net income (but not loss) of any Person that is not a Restricted Subsidiary, except to the extent of the dividends or other distributions actually paid in cash to Chesapeake or any of its Restricted Subsidiaries (subject to clause (3) below) by such Person during such period, and;

(y)	Chesapeake’s pro rata share of such Person’s net income earned during such period;

(2)	any net income (or loss) of any Person acquired during such period for any period prior to the date of such acquisition;

(3)	the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income would not have been permitted for the relevant period by charter or by any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4)	any net after-tax gains or losses attributable to Asset Sales;

(5)	any net after-tax extraordinary gains or losses;

(6)	any net after-tax non-recurring and unusual gains or losses; and

(7)	the cumulative effect of a change in accounting principles.

“Consolidated Net Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of Chesapeake and its consolidated Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available as the total assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of Chesapeake and its Restricted Subsidiaries, after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of (without duplication):

(1)	the excess of cost over fair market value of assets or businesses acquired; and

(2)	unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items.

“Credit Agreement” means the amended and restated credit agreement dated as of February 23, 2004, among Chesapeake and the other borrowers party thereto, the lenders and agents party thereto and Wachovia Bank, National Association, as administrative agent, together with any related documents (including any security documents and guarantee agreements), as such agreement may be amended, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

“Debt” means, with respect to any Person, without duplication,

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including without limitation all obligations of such Person in respect of any Guarantee issued by a bank for the benefit of such Person), excluding obligations in respect of trade letters of credit or bankers’ acceptances issued in respect of trade payables to the extent not drawn upon or presented, or, if drawn upon or presented, the resulting obligation of the Person is paid within 10 Business Days;

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services, to the extent any such obligation would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, excluding trade payables arising in the ordinary course of business;

(5)	all obligations of such Person as lessee under Capital Leases;

(6)	all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed;

(7)	all Debt of other Persons secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person; and

(8)	all obligations of such Person under Hedging Agreements.

The amount of Debt of any Person will be deemed to be:

(A)	with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(B)	with respect to Debt secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the fair market value of such asset on the date the Lien attached and (y) the amount of such Debt;

(C)	with respect to any Debt issued with original issue discount, the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt;

(D)	with respect to any Hedging Agreement, the net amount payable if such Hedging Agreement terminated at that time due to default by such Person; and

(E)	otherwise, the outstanding principal amount thereof.

The principal amount of any Debt or other obligation that is denominated in any currency other than United States dollars (after giving effect to any Hedging Agreement in respect thereof) shall be the amount thereof, as determined pursuant to the foregoing sentence, converted into United States dollars at the Spot Rate in effect on the date of determination.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Debt” means (i) the Debt under the Credit Agreement and (ii) any other Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of at least $10.0 million and is specifically designated as “Designated Senior Debt” by Chesapeake in the instrument governing such Senior Debt and in an Officers’ Certificate received by the trustee.

“Disqualified Equity Interests” means Equity Interests that by their terms or upon the happening of any event are

(1)	required to be redeemed or redeemable at the option of the holder prior to the Stated Maturity of the notes for consideration other than Qualified Equity Interests, or

(2)	convertible at the option of the holder into Disqualified Equity Interests or exchangeable for Debt;

provided that Equity Interests will not constitute Disqualified Equity Interests solely because of provisions giving holders thereof the right to require repurchase or redemption upon an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes if those provisions

(A)	are no more favorable to the holders than “—Repurchase at the Option of the Holders—Asset Sales” and “—Repurchase at the Option of the Holders—Change of Control,” and

(B)	specifically state that repurchase or redemption pursuant thereto will not be required prior to the repurchase of the notes as required by the indenture.

“Disqualified Stock” means Capital Stock constituting Disqualified Equity Interests.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary formed under the laws of, or 50% or more of the assets of which are located in, the United States of America or any jurisdiction thereof.

“EBITDA” means, for any period, the sum of

(1)	Consolidated Net Income, plus

(2)	Fixed Charges, to the extent deducted in calculating Consolidated Net Income, plus

(3)	to the extent deducted in calculating Consolidated Net Income and as determined on a consolidated basis for Chesapeake and its Restricted Subsidiaries in conformity with GAAP:

(A)	income taxes, other than income taxes or income tax adjustments (whether positive or negative) attributable to gains or losses on Asset Sales or extraordinary, non-recurring or unusual gains or losses; and

(B)	depreciation, amortization and all other non-cash items reducing Consolidated Net Income (not including non-cash charges in a period which reflect cash expenses paid or to be paid in another period), less all non-cash items increasing Consolidated Net Income;

provided that, with respect to any Restricted Subsidiary, such items will be added only to the extent and in the same proportion that the relevant Restricted Subsidiary’s net income was included in calculating Consolidated Net Income.

“Eligible Debt” means any Debt other than:

(1)	Debt in the form of, or represented by, bonds or other similar securities or any guarantee thereof; and

(2)	Debt that is, or may be, quoted, listed or purchased and sold on any stock exchange, automated trading system or over the counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

“Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Debt convertible into equity.

“Fixed Charge Coverage Ratio” means, on any date (the “transaction date”), the ratio of

(x)	the aggregate amount of EBITDA for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available (the “reference period”) to

(y)	the aggregate Fixed Charges during such reference period.

In making the foregoing calculation,

(1)	pro forma effect will be given to any Debt, Disqualified Stock or Preferred Stock Incurred during or after the reference period to the extent the Debt, Disqualified Stock or Preferred Stock is outstanding or is to be Incurred on the transaction date as if the Debt, Disqualified Stock or Preferred Stock had been Incurred on the first day of the reference period;

(2)	pro forma calculations of interest on Debt bearing a floating interest rate will be made as if the rate in effect on the transaction date (taking into account any Hedging Agreement applicable to the Debt if the Hedging Agreement has a remaining term of at least twelve months) had been the applicable rate for the entire reference period;

(3)	Fixed Charges related to any Debt, Disqualified Stock or Preferred Stock no longer outstanding or to be repaid or redeemed on the transaction date, except for Interest Expense accrued during the reference period under a revolving credit facility to the extent of the commitment thereunder (or under any successor revolving credit facility) in effect on the transaction date, will be excluded;

(4)	pro forma effect will be given to

(A)	the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries,

(B)	the acquisition or disposition of companies, divisions or lines of businesses by Chesapeake and its Restricted Subsidiaries, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became a Restricted Subsidiary after the beginning of the reference period, and

(C)	the discontinuation of any discontinued operations but, in the case of Fixed Charges, only to the extent that the obligations giving rise to the Fixed Charges will not be obligations of Chesapeake or any Restricted Subsidiary following the transaction date, that have occurred since the beginning of the reference period as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the reference period. To the extent that pro forma effect is to be given to an acquisition or disposition of a company, division or line of business, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available.

“Fixed Charges” means, for any period, the sum of

(1)	Interest Expense for such period; and

(2)	the product of

(x)	cash and non-cash dividends paid, declared, accrued or accumulated on any Disqualified or Preferred Stock of Chesapeake or a Restricted Subsidiary, except for dividends payable in Chesapeake’s Qualified Stock or paid to Chesapeake or to a Wholly Owned Restricted Subsidiary, and

(y)	a fraction, the numerator of which is one and the denominator of which is one minus the sum of the currently effective combined Federal, state, local and foreign tax rate applicable to Chesapeake and its Restricted Subsidiaries;

provided that Fixed Charges of a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary will be reduced in proportion to any proportional reduction in respect of such Restricted Subsidiary’s net income included in calculating Consolidated Net Income.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Government Obligations” means obligations that are:

(1)	U.S. Government Obligations; and

(2)	issued or directly and fully guaranteed or insured by the United Kingdom, France or Germany, or any agency or instrumentality thereof, the obligations of which are guaranteed as a full faith credit obligation of such government;

which, in either case, are not callable or redeemable at the option of the issuer thereof.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided that the term “Guarantee” does not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means each Restricted Subsidiary that executes a supplemental indenture in the form of Exhibit A to the indenture providing for the guaranty of the payment of the notes, or any successor obligor under its Note Guaranty pursuant to the terms of the indenture, unless and until such Guarantor is released from its Note Guaranty pursuant to the indenture.

“Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates or (iii) any commodity or raw material futures contract or any other agreement designed to protect against fluctuations in raw material prices.

“Incur” means, with respect to any Debt or Capital Stock, to incur, create, issue, assume or Guarantee such Debt or Capital Stock. If any Person becomes a Restricted Subsidiary on any date after the Issue Date (including by redesignation of an Unrestricted Subsidiary), the Debt and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of “—Certain Covenants—Limitation on Debt,” but will not be considered the sale or issuance of Equity Interests for purposes of “—Certain Covenants—Limitation on Sale or Issuance of Equity Interest of Restricted Subsidiaries” or “—Repurchase at the Option of the Holders—Asset Sales.” The accretion of original issue discount or payment of interest in kind will not be considered an Incurrence of Debt.

“Interest Expense” means, for any period, the consolidated interest expense of Chesapeake and its Restricted Subsidiaries, plus, to the extent not included in such consolidated interest expense, and to the extent incurred, accrued or payable by Chesapeake or its Restricted Subsidiaries, without duplication,

(1)	interest expense attributable to Capital Leases,

(2)	amortization of debt discount and debt issuance costs,

(3)	capitalized interest,

(4)	non-cash interest expense,

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing,

(6)	net costs associated with Hedging Agreements (including the amortization of fees),

(7)	any of the above expenses with respect to Debt of another Person Guaranteed by Chesapeake or any of its Restricted Subsidiaries,

(8)	cash contributions to any employee stock ownership plan or similar trust, to the extent such contributions are used by such plan or trust to pay interest or fees to any Person, other than Chesapeake, in connection with Debt Incurred by such plan or trust, and

(9)	any premiums, fees, discounts, expenses and losses on the sale of accounts receivable (and any amortization thereof) payable by Chesapeake or any Restricted Subsidiary in connection with a Permitted Receivables Financing, as determined on a consolidated basis and in accordance with GAAP.

“Investment” means

(1)	any direct or indirect advance, loan or other extension of credit to another Person,

(2)	any capital contribution to another Person, by means of any transfer of cash or other property or in any other form,

(3)	any purchase or acquisition of Equity Interests, bonds, notes or other Debt, or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or

(4)	any Guarantee of any obligation of another Person.

If Chesapeake or any Restricted Subsidiary (x) sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary so that, after giving effect to that sale or disposition, such Person is no longer a Subsidiary of Chesapeake, or (y) designates any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the indenture, all remaining Investments of Chesapeake and the Restricted Subsidiaries in such Person shall be deemed to have been made at such time.

“Issue Date” means the date on which the notes are originally issued under the indenture.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or Capital Lease).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash (including (i) payments in respect of deferred payment obligations to the extent corresponding to, principal, but not interest, when received in the form of cash, and (ii) proceeds from the conversion of other consideration received when converted to cash), net of

(1)	brokerage commissions and other fees and expenses related to such Asset Sale, including fees and expenses of counsel, accountants and investment bankers;

(2)	provisions for taxes as a result of such Asset Sale, taking into account the consolidated results of operations of Chesapeake and its Restricted Subsidiaries;

(3)	payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale or to repay Debt outstanding at the time of such Asset Sale that is secured by a Lien on the property or assets sold; and

(4)	appropriate amounts to be provided as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations associated with such Asset Sale, with any subsequent reduction of the reserve other than by payments made and charged against the reserved amount to be deemed a receipt of cash.

“Non-Recourse Debt” means Debt as to which (i) neither Chesapeake nor any Restricted Subsidiary provides any Guarantee and as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Chesapeake or any Restricted Subsidiary and (ii) no default thereunder would, as such, constitute a default under any Debt of Chesapeake or any Restricted Subsidiary.

“Note Guaranty” means the guaranty of the notes by a Guarantor pursuant to the indenture.

“Obligations” means, with respect to any Debt, all obligations (whether in existence on the Issue Date or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement and other amounts payable and liabilities with respect to such Debt, including all interest accrued or accruing after (or which would have accrued but for) the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.

“Permitted Business” means any of the businesses in which Chesapeake and its Restricted Subsidiaries are engaged on the Issue Date, and any business that, in the reasonable good faith business judgment of the Board of Directors, is reasonably related, incidental, complementary or ancillary thereto.

“Permitted Investments” means

(1)	any Investment in Chesapeake or in a Restricted Subsidiary of Chesapeake engaged in a Permitted Business;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Chesapeake or any Subsidiary of Chesapeake in a Person, if as a result of such Investment,

(A)	such Person becomes a Restricted Subsidiary of Chesapeake engaged in a Permitted Business, or

(B)	such Person is merged or consolidated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, Chesapeake or a Restricted Subsidiary engaged in a Permitted Business;

(4)	Investments received as non-cash consideration in an Asset Sale made pursuant to and in compliance with “—Repurchase at the Option of the Holders—Asset Sales;”

(5)	Hedging Agreements otherwise permitted under the indenture;

(6)	(i) receivables owing to Chesapeake or any Restricted Subsidiary if created or acquired in the ordinary course of business, (ii) endorsements for collection or deposit in the ordinary course of business, and (iii) securities, instruments or other obligations received in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments;

(7)	payroll, travel and other loans or advances to, or Guarantees issued to support the obligations of, officers and employees, in each case in the ordinary course of business, not in excess of $1.0 million outstanding at any time;

(8)	Investments in a Securitization Subsidiary that are necessary or desirable to effect a Permitted Receivables Financing;

(9)	Investments made by Chesapeake or any Person that is a Restricted Subsidiary of Chesapeake as of the Issue Date in any other Person, to the extent such Investment was made prior to the Issue Date;

(10)	Investments in any Person engaged in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10), not to exceed 5.0% of Consolidated Net Tangible Assets; and

(11)	in addition to Investments listed above, Investments in an aggregate amount, taken together with all other Investments made in reliance on this clause, not to exceed $5.0 million (net of, with respect to the Investment in any particular Person made pursuant to this clause, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income) not to exceed the amount of such Investments in such Person made after the Issue Date in reliance on this clause).

“Permitted Junior Securities” means, as to Chesapeake or a Guarantor, as the case may be, any securities of Chesapeake or such Guarantor, as the case may be, provided for by a plan of reorganization or readjustment authorized by an order or decree of a court of competent jurisdiction in a reorganization proceeding under any applicable bankruptcy law relating to Chesapeake or such Guarantor, as relevant, that constitute either (x) Equity Interests of Chesapeake or the Guarantor, as the case may be, or (y) Debt of Chesapeake or the Guarantor, as the case may be, subordinated in right of payment to all Senior Debt of Chesapeake or Guarantor, as relevant, then outstanding to at least the same extent as the notes are subordinated as provided in the indenture.

“Permitted Liens” means

(1)	Liens existing on the Issue Date;

(2)	Liens securing the notes or any Note Guaranties;

(3)	Liens securing Obligations under or with respect to Senior Debt of Chesapeake or any Guarantor;

(4)	Liens incurred in the ordinary course of business not securing Debt and not in the aggregate detracting from the value of the properties or their use in the operation of the business of Chesapeake and its Restricted Subsidiaries in any way that would be material to Chesapeake and its Restricted Subsidiaries, taken as a whole;

(5)	Liens (including the interest of a lessor under a Capital Lease) on property that secure Debt Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such property and which attach within 180 days after the date of such purchase or the completion of construction or improvement;

(6)	Liens on property of a Person at the time such Person becomes a Restricted Subsidiary of Chesapeake, provided such Liens were not created in contemplation thereof and do not extend to any other property of Chesapeake or any Restricted Subsidiary;

(7)	Liens on property at the time Chesapeake or any of the Restricted Subsidiaries acquires such property, including any acquisition by means of a merger or consolidation with or into Chesapeake or a Restricted Subsidiary of such Person, provided such Liens were not created in contemplation thereof and do not extend to any other property of Chesapeake or any Restricted Subsidiary;

(8)	Liens securing Debt or other obligations of Chesapeake or a Restricted Subsidiary to Chesapeake or a Wholly Owned Restricted Subsidiary;

(9)	Liens securing Hedging Agreements so long as such Hedging Agreements are with the lenders party to the Credit Agreement or their affiliates;

(10)	Liens on accounts receivable and proceeds thereof arising in connection with a Permitted Receivables Financing; and

(11)	extensions, renewals or replacements of any Liens referred to in clauses (1), (2), (5), (6) or (7) in connection with the refinancing of the obligations secured thereby, provided that such Lien does not extend to any other property and, except as contemplated by the definition of “Permitted Refinancing Debt,” the amount secured by such Lien is not increased.

“Permitted Receivables Financing” means any receivables financing facility or arrangement pursuant to which a Securitization Subsidiary purchases or otherwise acquires accounts receivable of Chesapeake or any Restricted Subsidiaries and enters into a third party financing thereof on terms that the Board of Directors has, in its good faith business judgment, concluded are customary and market terms fair to Chesapeake and its Restricted Subsidiaries.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.

“Public Equity Offering” means an underwritten primary public offering, after the Issue Date, of Qualified Stock of Chesapeake pursuant to an effective registration statement under the Securities Act other than an issuance registered on Form S-4 or S-8 or any successor thereto or any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees.

“Qualified Equity Interests” means all Equity Interests of a Person other than Disqualified Equity Interests.

“Qualified Stock” means all Capital Stock of a Person other than Disqualified Stock.

“Restricted Subsidiary” means any Subsidiary of Chesapeake other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Sale and Leaseback Transaction” means, with respect to any Person, an arrangement whereby such Person enters into a lease of property previously transferred by such Person to the lessor.

“Securitization Subsidiary” means a Subsidiary of Chesapeake

(1)	that is designated a “Securitization Subsidiary” by the Board of Directors in a resolution delivered to the trustee,

(2)	that does not engage in, and whose charter prohibits it from engaging in, any activities other than Permitted Receivables Financings and any activity necessary, incidental or related thereto,

(3)	no portion of the Debt or any other obligation, contingent or otherwise, of which

(A)	is Guaranteed by Chesapeake or any Restricted Subsidiary of Chesapeake,

(B)	is recourse to or obligates Chesapeake or any Restricted Subsidiary of Chesapeake in any way, or

(C)	subjects any property or asset of Chesapeake or any Restricted Subsidiary of Chesapeake, directly or indirectly, contingently or otherwise, to the satisfaction thereof, and

(4)	with respect to which neither Chesapeake nor any Restricted Subsidiary of Chesapeake has any obligation to subscribe for additional Capital Stock or make any capital contribution or to maintain or preserve its financial condition or cause it to achieve certain levels of operating results other than, in respect of clauses (3) and (4), pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Permitted Receivables Financing.

“Senior Debt” of Chesapeake or of a Guarantor, as the case may be, means all Obligations with respect to Debt of Chesapeake or such Guarantor, as relevant, whether outstanding on the Issue Date or thereafter created, except for Debt which, in the instrument creating or evidencing the same, is expressly stated to be not senior in right of payment to the notes or, in respect of such Guarantor, its Note Guaranty; provided that Senior Debt does not include (i) any obligation to Chesapeake or any Restricted Subsidiary, (ii) trade payables, (iii) any Debt Incurred in violation of the indenture or (iv) any liability for Federal, state, local or other taxes owed by Chesapeake or such Guarantor.

“Significant Restricted Subsidiary” means any Restricted Subsidiary, or group of Restricted Subsidiaries, that would, taken together, be a “significant subsidiary” as defined in Article 1, Rule 1-02(w)(1) or (2) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the Issue Date.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02(w) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the Issue Date, other than a Subsidiary that would be a significant subsidiary solely by virtue of its ownership of Equity Interests of other Subsidiaries that are not Guarantors.

“Spot Rate” means, for any currency, the spot rate at which that currency is offered for sale against United States dollars as published in The Wall Street Journal on the business day immediately preceding the date of determination or, if that rate is not available in that publication, as determined in any publicly available source of similar market data.

“Stated Maturity” means (i) with respect to any Debt, the date specified as the fixed date on which the final installment of principal of such Debt is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Debt, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

“Subordinated Debt” means any Debt of Chesapeake or any Guarantor which is subordinated in right of payment to the notes or the Note Guaranty, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more Subsidiaries of such Person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of Chesapeake.

“U.S. Government Obligations” means obligations that are issued or directly and fully guaranteed or insured by the United States government, or any agency or instrumentality thereof, the obligations of which are guaranteed as a full faith and credit obligation of such government.

“Unrestricted Subsidiary” means (1) any Securitization Subsidiary and (2) any other Subsidiary of Chesapeake that at the time of determination has previously been designated, and continues to be, an Unrestricted Subsidiary in accordance with “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries.”

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by Chesapeake and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following general discussion summarizes the material U.S. federal income tax aspects that may be relevant to the ownership and disposition of the notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income tax that may be relevant to the ownership and disposition of the notes. This discussion also does not address the U.S. federal income tax consequences of ownership of notes not held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks and other financial institutions;

•	insurance companies;

•	persons that hold the notes as part of a “straddle,” a “hedge” against currency risk or a “conversion transaction”;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	pass-through entities (e.g., partnerships), or investors who hold the notes through pass-through entities.

This discussion is based upon the Code, regulations of the Treasury Department, Internal Revenue Service (the “IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). We have not and will not seek any rulings or opinions from the IRS or counsel regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the U.S. federal income tax consequences of the ownership or disposition of the notes that are different from those discussed below.

U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a “U.S. holder,” which means a beneficial owner of a note that is:

•	a citizen or resident of the United States (as defined in Section 7701(b) of the Code);

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

Certain U.S. federal income tax consequences relevant to a holder other than a U.S. holder are discussed separately below.

Taxation of Stated Interest

You generally must pay U.S. federal income tax on the U.S. dollar value of interest on the notes:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

If you are an accrual method taxpayer, you can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year) to determine the U.S. dollar value of the amount of income recognized with respect to the euro-denominated interest payments that accrue during the taxable year. The average foreign currency exchange rate for an interest accrual period is the simple average of the spot rates for each business day of such period. Alternatively, you may elect a spot rate convention election to translate accrued interest into U.S. dollars at the spot rate on the last day of an accrual period for the interest, or, in the case of an accrual period that spans two taxable years, at the spot rate on the last day of each taxable year.

Upon receipt of an interest payment, you will recognize ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the euro received (determined on the basis of the spot rate on the date you received the payment) and the U.S. dollar value of the interest income that you have previously included in income with respect to such payment. The gain or loss you recognize generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the IRS.

If you are a cash method taxpayer, the U.S. dollar value of euro-denominated interest payments will be determined as of the date you receive such payments by use of the spot rate on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss with respect to the euro will be recognized with respect to the receipt of interest payments.

Redemption and Repurchase Rights

As described elsewhere in this prospectus supplement, we may under certain circumstances be required to repurchase the notes and we have the option to redeem some or all of the notes at certain times under certain circumstances. Based on our current expectations, the likelihood that we will be required to repurchase or redeem the notes as described in the foregoing paragraph is remote.

You should consult your tax advisor with respect to any contingent payments paid pursuant to a repurchase or redemption described above. If, contrary to our expectations, we repurchase or redeem the notes, or if the IRS takes the position that the contingent payments described were not remote as of the issue date, the amount and timing of interest income you must include in taxable income may have to be redetermined, and such redetermination may result in the imposition of interest and penalties on the tax due on such income.

Sale or Other Taxable Disposition of the Notes

You must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note. The amount of your gain or loss equals the difference between (i) the U.S. dollar value of the amount you receive for the note (in cash or other property, valued at fair market value) determined at the time of such sale, exchange, redemption, retirement or other taxable disposition, minus the amount attributable to accrued interest not previously included as income, which will be taxable as ordinary income, and (ii) your adjusted tax basis in the note. Your initial tax basis in an note generally equals the U.S. dollar value of the euro paid for the note, determined as of the date such note was purchased by use of the spot rate on such date. A U.S. holder who purchased notes with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference between the holder’s tax basis in the foreign currency and the U.S. dollar value of the foreign currency on the date such notes were purchased.

Any such gain or loss on a taxable disposition of a note as described in the foregoing paragraph will generally constitute capital gain or loss and will be long-term capital gain or loss if you hold such note for more than one year from the date you purchased the note.

Gain or loss you recognize on the sale, exchange, redemption, retirement or other taxable disposition of a note that is attributable to changes in exchange rates will be treated as ordinary income or loss and generally will not be treated as interest income or expense except to the extent provided by administrative pronouncements of the IRS. Gain or loss attributable to changes in exchange rates is recognized on the sale, exchange, redemption, retirement or other taxable disposition of a note only to the extent of the total gain or loss recognized on such sale, exchange, redemption, retirement, or other taxable disposition.

Exchange Gain or Loss with Respect to the Euro

Your basis in euro received as interest on the notes will be the U.S. dollar value of the interest at the spot rate on the date the interest is received. Any gain or loss that you recognize on a sale, exchange, retirement, or other disposition of such euro generally will be ordinary income or loss and will not be treated as interest income or expense for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

U.S. holders of notes may be subject, under certain circumstances, to information reporting and backup withholding currently at a rate of 28% on cash payments of principal and premiums, if any, and interest, and on the gross proceeds from dispositions of notes. Backup withholding generally applies only if the U.S. holder:

•	fails to furnish your Social Security Number or other Taxpayer Identification Number (“TIN”) within a reasonable time after a request for such information;

•	furnishes an incorrect TIN;

•	fails to properly report interest; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that your TIN provided is its correct number and that it is not subject to backup withholding.

Any amount withheld from a payment to you under the backup withholding rules is allowable as a credit, and you may be entitled to a refund, against your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

We will furnish annually to the IRS, and to record holders of the notes to whom we are required to furnish such information, information including a holder’s name, address and TIN as well as information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the notes.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to you if you are a beneficial owner of a note and are not a U.S. holder (a “non-U.S. holder”).

Subject to the discussion of backup withholding below, payments of interest on a note to you will generally not be subject to U.S. federal income or withholding tax, provided that:

•	you are not:

•	an actual or constructive owner of 10% or more of the total combined voting power of all classes of our voting stock;

•	a controlled foreign corporation related (directly or indirectly) to us within the meaning of Section 864(d)(4) of the Code;

•	a bank receiving interest described in Section 881(c)(3)(A) of the Code; or

•	such interest payments are not effectively connected with the conduct by you of a trade or business within the United States; and

•	we or our paying agent receives:

•	from you, (i) a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) which certifies under penalties of perjury your name and address and that you are a non-U.S. holder and (ii) any other documentation that may be required under U.S. law in order to establish an exemption from withholding of U.S. federal income tax pursuant to Section 871(h) or 881(c) of the Code (“Additional Documentation”); or

•	from a security clearing organization, bank or other financial institution that holds the notes in the ordinary course of its trade or business (a “financial institution”) on your behalf, (i) a Form W-8IMY (or substitute Form W-8IMY or the appropriate successor form), (ii) a certification under penalties of perjury that (x) a Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) and (y) any Additional Documentation has been received by it, or by another such financial institution, from you and (iii) a copy of such Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) and such Additional Documentation.

If you do not qualify for an exemption from withholding under the preceding paragraph, you generally will be subject to withholding of U.S. federal income tax at the rate of 30% (or lower applicable treaty rate) on payments of interest on the notes and you will not receive any Additional Amounts or indemnification on account of such withholding taxes.

If the payments of interest on a note are effectively connected with the conduct by you of a trade or business in the United States, such payments, although generally exempt from U.S. withholding tax, will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if paid to corporate holders, may also be subject to a 30% branch profits tax). If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, such payments will not be subject to U.S. withholding tax so long as you provide us or the paying agent with the appropriate documentation and certification.

You should consult any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Sale or other Taxable Disposition of Notes

Subject to the discussion of backup withholding, any gain realized by you on the sale, exchange, retirement or other taxable disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by you of a trade or business within the United States;

•	you are an individual who is generally present in the United States for 183 days or more in the taxable year of the disposition or is treated under the statutes and regulations as a resident of the United States by reason of exceeding the allowable number of days of presence within the United States over a three year period; or

•	you are subject to tax under provisions of U.S. federal income tax law applicable to certain U.S. expatriates.

Information Reporting and Backup Withholding

Principal and interest paid on the notes and proceeds from the sale, exchange, retirement or other disposition of notes may be subject to information reporting and to backup withholding currently at a rate up to 28%. Backup withholding generally will not apply, however, if the payee (i) furnishes to us a correct TIN on either (a) a Form W-8BEN accompanied by any Additional Documentation and any other required certification or (b) a Form W-8IMY accompanied by all related Forms W-8BEN, Additional Documentation and any other required certification or (ii) is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund as long as the required information is furnished to the IRS.

The Treasury Department recently has issued final regulations relating to withholding, backup withholding and information reporting that unify current certification procedures and forms and clarify certain standards. These regulations are complex and this summary does not completely describe them. Prospective holders are urged to consult with their own tax advisors to determine how these regulations will affect the holder’s particular circumstances.

Prospective holders of the notes who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions should consult their own tax advisers.

EU SAVINGS TAX DIRECTIVE

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of conditions being met, it is proposed that Member States will be required from July 1, 2005, to provide the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual of another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. Holders should note that no additional amounts will be paid on the notes as a result of taxes imposed pursuant to the Directive.

UNDERWRITING

Citigroup Global Markets Limited and Banc of America Securities Limited are acting as the joint book-running managers of the offering, and, together with Wachovia Capital Markets, LLC and Barclays Bank PLC, are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Limited	€45,389,000
Banc of America Securities Limited	35,833,000
Wachovia Capital Markets, LLC	14,334,000
Barclays Bank PLC	4,444,000

Total	€100,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes to the public, the representatives may change the public offering price.

We are to pay the underwriters discounts and commissions equal to 2.25% of the aggregate principal amount of the notes in connection with this offering.

We have agreed that, subject to certain exceptions, for a period of 30 days from the date of the issuance of the notes, we will not, without the prior written consent of Citigroup Global Markets Limited, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom;

•	it has not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in the Republic of France and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France the preliminary prospectus supplement and prospectus, or the final prospective supplement and prospectus or any other offering material related to the notes, and such offers, sales and distributions will be made in France only to qualified investors (investisseurs qualifiés) as defined in and in accordance with Articles L.411-1 and L.411-2 of the French Code Monétaire et Financier and Decree no. 98-880 dated 1 October 1998; and

•	the offering and selling of the notes in the Federal Republic of Germany will only be made in accordance with the provisions of the Securities Sales Prospectus Act of the Federal Republic of Germany (Wertpaier-Verkaufsprospektgesetz) and any other applicable German law.

•	the offering and selling of the notes in the Grand Duchy of Luxembourg will only be made in accordance with the provisions of Luxembourg law concerning public offerings of securities.

The notes will constitute a new issue of securities with no established trading market. Application has been made to list the notes in the Luxembourg Stock Exchange. However, we cannot assure you that the prices at which the notes will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the notes will develop and continue after this offering. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the notes at any time without notice. In addition, market-making activity will be subject to limits imposed by the U.S. Securities Act and the U.S. Exchange Act. We cannot assure you that a liquid market will develop for the notes.

In connection with the offering, Citigroup Global Markets Limited, on behalf of the underwriters, may purchase and sell securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Limited, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $3.3 million, including underwriting discounts and commissions.

The underwriters have performed commercial and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Citigroup Global Markets Limited, Banc of America Securities Limited and Wachovia Capital Markets, LLC are lenders under our senior credit facility. Banc of America Securities LLC is acting as dealer manager and solicitation agent in connection with our tender offer for our outstanding 7.20% notes due March 15, 2005. Affiliates of Wachovia Capital Markets, LLC are the administrative agent under our senior credit facility and the trustee for the notes offered hereby.

Because affiliates of certain of the underwriters are lenders under our senior credit facility, and may receive more than 10% of the net proceeds of this offering when we repay that facility, they may be deemed to be subject to Rule 2710(h) of the National Association of Securities Dealers, Inc. When a NASD member participates in a public offering of debt securities in which it, or its affiliates, together with the other underwriters and their affiliates, will receive more than 10% of the net proceeds of the public offering, then that rule requires that the yield to the public may be no lower than that recommended by a “qualified independent underwriter” as defined by the NASD. In accordance with this rule, Barclays Capital Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Barclays Capital Inc. has performed its usual due diligence investigation and participated in the preparation of this prospectus supplement. We have agreed to indemnify Barclays Capital Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the notes offered will be passed upon for us by Hunton & Williams LLP, Richmond, Virginia. The underwriters will be advised about issues relating to the offering by their legal counsel, Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended December 28, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

GENERAL LISTING INFORMATION

Application has been made to list the notes on the Luxembourg Stock Exchange in accordance with the rules of that exchange. Prior to the listing, a legal notice relating to the issue of the notes and our certified organizational documents will be deposited at the Registre de Commerce et des Sociétés in Luxembourg, where such documents may be examined and copies obtained. Notice of any optional redemption, change of control or any change in the rate of interest payable on the notes, as well as any other notices and amendments that we may be required to publish, will be published in a leading Luxembourg newspaper of general circulation (which is expected to be the Luxemburger Wort).

For as long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange require, copies of the following documents may be inspected and obtained at the specified office of the listing agent in Luxembourg during normal business hours on any weekday:

•	our organizational documents;

•	our most recent audited financial statements, and any interim quarterly financial statements published by us;

•	the purchase agreement relating to the notes; and

•	the indenture relating to the notes (which includes the form of the notes).

We will maintain a paying and transfer agent in Luxembourg for as long as any of the notes are listed on the Luxembourg Stock Exchange and for so long as the rules of such stock exchange require. We reserve the right to vary such appointment and will publish notice of such change of appointment in a leading newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

So long as the notes are listed on the Luxembourg Stock Exchange and the rules of such Exchange require it, an agent appointed to make payments on, and transfers of, the notes will be maintained in Luxembourg. We have appointed BNP Paribas Securities Services as our Luxembourg paying agent, and, in the event the notes are issued in definitive registered form, as our Luxembourg paying agent and Luxembourg transfer agent. We reserve the right to vary such appointment. The paying agent in Luxembourg will act as intermediary between the holders of the notes and us.

Pursuant to Chapter VI, Article 3, clause A/II/2 of the Rules and Regulations of the Luxembourg Stock Exchange, the notes are freely transferable and, therefore, no transaction involving the notes made on the Luxembourg Stock Exchange may be cancelled.

The issue of the notes has been authorized by our board of directors, pursuant to resolutions adopted on October 12, 2004, and we have obtained all required consents, approvals and authorizations necessary for the issuance of the notes.

Documents Available

We will provide, without charge, to each person to whom a copy of the prospectus supplement has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated in this prospectus supplement by reference unless such documents have been modified or superceded as specified in this prospectus supplement. Requests for such documents should be directed to us at our registered office set out in the “Summary.” A copy of our Articles of Incorporation is also available upon request during normal business hours at our registered offices.

So long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Exchange require it, copies of the indenture and our constituent documents will be available for inspection at the specified office of the paying agent in Luxembourg. So long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Exchange require it, copies of our annual audited consolidated financial statements, unaudited consolidated interim quarterly financial statements and annual, quarterly and current reports may be obtained, free of charge, during normal business hours on any business day at the offices of such paying agent in Luxembourg.

Clearing Systems

The notes will be accepted for clearance through Euroclear and Clearstream. Relevant trading information is set forth below.

International Securities Identification Number	Common Code
XS0207844829	020784482

PROSPECTUS

$300,000,000

Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

Stock Purchase Contracts

Stock Purchase Units

We may offer and sell debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts and stock purchase units. These securities may be offered and sold from time to time in one or more offerings for an aggregate offering price of up to $300,000,000 or the equivalent of such amount in one or more non-U.S. currencies. We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this prospectus is accompanied by a prospectus supplement.

Shares of our common stock are listed on the New York Stock Exchange under the symbol CSK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 19, 2004

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000 or the equivalent of such amount in non-U.S. currencies, currency units or composite currencies.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in the prospectus. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “Incorporation of Certain Documents; Where You Can Find More Information.”

INCORPORATION OF CERTAIN DOCUMENTS;

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings by accessing the SEC’s Internet site at http://www.sec.gov. In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or telephone number: Chesapeake Corporation, James Center II, 1021 E. Cary Street, Box 2350, Richmond, Virginia 23218-2350, (804) 697-1100, Attention: Investor Relations.

We are “incorporating by reference” in this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of our securities under this prospectus is completed or withdrawn:

•	our annual report on Form 10-K for the fiscal year ended December 29, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 30, 2003, June 29, 2003, and September 28, 2003;

•	our current reports on Form 8-K filed with the SEC on January 29, 2003, June 6, 2003, and October 2, 2003; and

•	the description of our common stock and preferred stock purchase rights contained in our registration statements on Form 8-A filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

Information contained in this prospectus, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference forward-looking statements in this prospectus. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “may,” “will likely result,” “will continue,” “project,” or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Forward-looking statements include statements concerning:

•	future results of operations;

•	liquidity, cash flow and capital expenditures;

•	acquisition activities and the effect of completed acquisitions, including expected synergies and cost savings;

•	pending or anticipated litigation;

•	debt levels and the ability to obtain additional financing or make payments on our debt;

•	regulatory developments, industry conditions and market conditions; and

•	general economic conditions.

Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results, performance and financial condition to differ materially from those expressed in our forward-looking statements. We do not undertake any obligation to update our forward-looking statements. Changes in the following important factors, among others, could cause our actual results to differ materially from those expressed in any such forward-looking statements:

•	competitive products and pricing;

•	production costs, particularly for raw materials such as folding carton and plastics materials;

•	fluctuations in demand;

•	possible recessionary trends in the United States and global economies;

•	governmental policies and regulations;

•	interest rates;

•	fluctuations in currency translation rates;

•	our ability to remain in compliance with our debt covenants; and

•	other risks that are detailed from time to time in reports we file with the SEC.

THE COMPANY

We are a leading international supplier of specialty value-added paperboard products, and we are also a leading supplier of plastic packaging products to niche markets. We focus on specific end-use markets, where our multinational customers demand creative packaging designs and desire broad geographic coverage from their packaging supplier. These markets are characterized by higher growth prospects and lower cyclicality than commodity packaging markets. Within those markets, we believe the services and process capabilities we offer enable us to provide additional value to our customers and achieve higher operating margins.

We operate in two core business segments: paperboard packaging and plastic packaging. We also have a land development business that, as of September 28, 2003, held approximately 1,000 acres of real estate in the United States which we plan to sell within the next year.

Historically, we were a manufacturer of commodity paper products, forest products and corrugated packaging products, with operations located primarily in the United States. Since 1997, we have divested our former commodity-based businesses, and have built our current core businesses through a series of acquisitions, the most significant of which were Field Group plc in 1999, and Boxmore International PLC and First Carton Group Limited in 2000. As a result of our recent strategic transformation, we now supply value-added paperboard and plastic packaging products from a network of 40 paperboard packaging facilities in Europe and North America, and nine plastic packaging facilities in Europe, Africa and Asia.

We are a holding company incorporated in Virginia. Our principal executive offices are located at James Center II, 1021 E. Cary Street, Richmond, Virginia 23218-2350. Our telephone number is (804) 697-1000.

USE OF PROCEEDS

Except as may be otherwise set forth in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities will be used for general corporate purposes, which may include the repayment of indebtedness, financing acquisitions and the repurchase of our outstanding securities, including our common stock. Funds not required immediately for those purposes may be invested temporarily in short-term marketable securities. A brief description of any indebtedness to be repaid with the net proceeds from the sale of securities will be set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods shown. “Earnings” consists of pre-tax income from continuing operations, plus fixed charges. “Fixed charges” consists of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense.

	Nine Months Ended				Fiscal Years Ended On
	09/28/03		09/29/02		12/29/02		12/30/01		12/31/00		12/31/99		12/31/98
Ratio of earnings to fixed charges	1.6	x	1.3	x	1.5	x	1.3	x	1.4	x	3.0	x	—	[1]

[1]	Earnings, as defined, were inadequate to cover fixed charges by $2.8 million in 1998.

DESCRIPTION OF OUR DEBT SECURITIES

The following sets forth certain general terms and provisions of the debt securities offered hereby. Further terms of the offered securities are set forth in the prospectus supplement. In this description of our debt securities, “Chesapeake,” “us,” “we,” “our” or “ours” refers only to Chesapeake Corporation, and any successor obligor on the debt securities, and not to any of our subsidiaries.

We may issue senior or subordinated debt securities. The senior debt securities are to be issued under an indenture between us and Wachovia Bank, National Association, as trustee. The subordinated debt securities are to be issued under an indenture between us and Wachovia Bank, National Association, as trustee. The form of the senior indenture and the form of the subordinated indenture are filed as exhibits to the registration statement. The following summaries of material provisions of the indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indentures, including the definitions therein of certain terms. Whenever particular sections, articles or defined terms of the indentures are referred to, it is intended that such sections, articles or defined terms shall be incorporated herein by reference.

General

The debt securities to be offered by this prospectus are limited to $300,000,000 (or the equivalent thereof in one or more non-U.S. currencies) in aggregate principal amount of unsecured debt obligations. However, the indentures do not limit the aggregate principal amount of debt securities that may be issued thereunder and provide that debt securities may be issued thereunder from time to time in one or more series. (Section 301). The indentures provide that we may denominate the debt securities and make them payable in non-U.S. currencies.

The senior debt securities will be unsecured obligations of ours and will rank on a parity with all other unsecured and unsubordinated indebtedness of ours. The senior debt securities will be effectively subordinated to any secured indebtedness of ours and our subsidiaries and to any indebtedness of our subsidiaries. The subordinated debt securities will be unsecured obligations of ours and will be subordinated in right of payment to all Senior Indebtedness.

Reference is made to the applicable prospectus supplement for the specific terms of the series of debt securities offered thereby including:

(1)	the title of the debt securities of the series (which shall distinguish the debt securities of the series from all other series of debt securities);

(2)	any limit upon the aggregate principal amount of the debt securities of the series which may be authenticated and delivered under the indenture;

(3)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal and premium, if any, of the debt securities of the series will be payable;

(4)	the rate or rates (which may be fixed or floating), or the method of determination thereof, at which the debt securities of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the date or dates on which such interest shall be payable and the record date, if any, for the interest payable;

(5)	the currency or units based on or relating to currencies in which the debt securities of the series shall be denominated or in which principal, interest and premium, if any, will or may be payable;

(6)	whether the debt securities are subject to subordination and the terms of such subordination;

(7)	if other than the principal office of the trustee, the place or places where the principal of (and premium, if any) and interest on debt securities of the series shall be payable;

(8)	the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part, at our option;

(9)	our obligation, if any, to redeem or purchase debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(10)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which debt securities of the series shall be issuable;

(11)	if other than the principal amount thereof, the portion of the principal amount of debt securities of the series which shall be payable upon declaration of acceleration of the maturity thereof in response to the occurrence of an Event of Default;

(12)	if the debt securities of the series shall be issued in whole or in part in the form of a global security or securities, the depositary for such global security or securities;

(13)	any addition to or change in the Events of Default from those set forth in the indenture which applies to any debt securities of the series;

(14)	any addition to or change in our covenants from those set forth in the indenture which applies to debt securities of the series;

(15)	if the debt securities of the series are convertible into other securities, the conversion price therefor, the period during which such debt securities will be convertible and any terms and conditions for the conversion of such debt securities which differ from those set forth in the indenture;

(16)	the application, if any, of the indenture provisions for defeasance and discharge or covenant defeasance to the debt securities of the series and any provisions in modification of, in addition to or in lieu of such provisions;

(17)	the amount of proceeds to be received by us from the sale of such debt securities;

(18)	any trustee or fiscal or authenticating or paying agent, issuing and paying agent, transfer agent or registrar or any other Person or entity who shall act in connection with such debt securities for or on behalf of the holders thereof or us or an affiliate;

(19)	the listing of the debt securities on any securities exchange or inclusion in any other market or quotation or trading system; and

(20)	any other terms, conditions and provisions of the series.

The holders of debt securities of a specified series that are convertible into our common stock will be entitled at certain times specified in the prospectus supplement relating to such convertible debt securities, subject to prior redemption, repayment or repurchase, to convert any convertible debt securities of such series into our common stock, at the conversion price set forth in such prospectus supplement, subject to adjustment and to such other terms as are set forth in such prospectus supplement. (Senior Indenture, Article 14; Subordinated Indenture, Article 15).

Unless otherwise provided in the prospectus supplement, principal of and any premium and interest on the debt securities shall be payable, and the transfer of the debt securities will be registrable, at the office of the applicable trustee, except that, at our option, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears on the register for the debt securities. (Sections 305, 307 and 1002).

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305).

Debt securities may be issued as Original Issue Discount Securities (as defined in the indentures) to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

Unless otherwise indicated in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued will not contain any financial covenants or other provisions that protect you in the event we issue a large amount of debt, or in the event that we are acquired by another entity (including in a highly leveraged transaction).

Certain Covenants Applicable to Senior Debt Securities

Unless otherwise indicated in the applicable prospectus supplement with respect to a series of senior debt securities, senior debt securities will have the benefit of the following covenants contained in the senior indenture. Unless otherwise indicated in the applicable prospectus supplement with respect to subordinated debt securities of a series, the subordinated debt securities will not have the benefit of such covenants. Certain capitalized terms used in this section are defined below under “Certain Definitions.”

Restrictions on Secured Debt and on Debt and Preferred Stock of Restricted Subsidiaries

The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, incur, issue, assume or guarantee any Debt, after the first date on which a senior debt security is authenticated by the trustee under the senior indenture, which Debt is secured by a Mortgage on any Principal Property of ours or any Restricted Subsidiary, or any shares of Capital Stock or Debt of any Restricted Subsidiary, without effectively providing that the securities of each series of senior debt securities then outstanding (together with, if we shall so determine, any other Debt of ours or such Restricted Subsidiary then existing or thereafter created that is not subordinate to the securities of each series then outstanding) shall be secured equally and ratably with (or, at our option, prior to) such secured Debt, so long as such secured Debt shall be so secured, and will not permit any Restricted Subsidiary to incur, issue or assume any unsecured Debt or to issue any Preferred Stock, in each instance unless the aggregate amount of all such Debt together with the aggregate preferential amount to which such Preferred Stock would be entitled on any involuntary distribution of assets and all Attributable Debt of ours and our Restricted Subsidiaries in respect of sale and leaseback transactions would not exceed 10% of Consolidated Net Tangible Assets. This restriction does not apply to, and there shall be excluded in computing Debt for the purpose of such restriction:

(1)

Debt secured by Mortgages on any property acquired, constructed or improved by us or any Restricted Subsidiary after the first date on which a senior debt security is authenticated by the trustee under the senior indenture, which Mortgages are created or assumed contemporaneously with, or within twelve months after, such acquisition, or completion of such construction or improvement, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after the first date on which a senior debt security is authenticated by the trustee under the senior indenture or Mortgages on any property existing at the time of the acquisition thereof if any such Mortgage does not apply to any property previously owned by us or any Restricted Subsidiary other than, in the case of any such construction or improvement, any previously unimproved real property on which the property so constructed, or the improvement, is located;

(2)	Debt of any corporation existing at the time such corporation is merged with or into us or a Restricted Subsidiary, provided that such Debt was not incurred in contemplation of such merger;

(3)	Debt of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such Debt was not incurred in contemplation of such corporation becoming a Restricted Subsidiary;

(4)	Debt of a Restricted Subsidiary to us or to another Restricted Subsidiary;

(5)	Debt secured by Mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel or in accordance with a ruling issued by the Internal Revenue Service, includable in gross income of the holder;

(6)	Debt secured by Mortgages in favor of any governmental body to secure progress, advance or other payments pursuant to any contract or provision of any statute; and

(7)	certain extensions, renewals or replacements of any Debt referred to in the foregoing clauses (1) through (6) inclusive.

This restriction does not apply to any issuance of Preferred Stock by a Restricted Subsidiary to us or another Restricted Subsidiary, provided that such Preferred Stock is thereafter not transferable to any Person other than us or a Restricted Subsidiary. (Senior Indenture, Section 1006).

Restrictions on Sales and Leasebacks

The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, after the first date on which a senior debt security is authenticated by the trustee under the senior indenture, enter into any sale and leaseback transaction involving any Principal Property that has been or is to be sold or transferred by us or a Restricted Subsidiary unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to such transactions, plus (x) the aggregate amount of secured Debt of ours or our restricted Subsidiaries, plus (y) the aggregate amount of unsecured Debt of our Restricted Subsidiaries, plus (z) the aggregate preferential amount of the Preferred Stock of our Restricted Subsidiaries (in each of clauses (x), (y) and (z) hereof, excluding Debt or Preferred Stock permitted in the preceding paragraph under “Restrictions on Secured Debt and on Debt and Preferred Stock of Restricted Subsidiaries”) would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there shall be excluded in computing Attributable Debt for the purpose of such restriction, Attributable Debt with respect to any sale and leaseback transaction if:

(1)	the lease in such transaction is for a period (including renewal rights) not exceeding three years;

(2)	we or a Restricted Subsidiary, within 180 days after such transaction, applies an amount not less than the greater of the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by our board of directors) to, (a) subject to certain restrictions, the retirement of our Funded Debt ranking on a parity with or senior to the senior debt securities or the retirement of Funded Debt of a Restricted Subsidiary or (b) the purchase of other property which will constitute a Principal Property having a fair market value, in the opinion of our board of directors, at least equal to the fair market value of the Principal Property leased in such sale leaseback transaction less the amount of any Funded Debt retired pursuant to clause (a) of this subparagraph;

(3)	such transaction is entered into prior to, at the time of, or within twelve months after the later of the acquisition of the Principal Property or the completion of the construction thereof;

(4)	the lease in such transaction secures or relates to obligations issued by a state, territory or possession of the United States, or any political subdivision thereof, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel or in accordance with a ruling issued by the Internal Revenue Service, includable in the gross income of the holder; or

(5)	such transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries. (Senior Indenture, Section 1007).

Certain Definitions

The Senior Indenture defines the following terms used in this section:

“Attributable Debt” means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at the rate per annum equal to the weighted average interest rate borne by our then outstanding Funded Debt. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Stock,” as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the balance sheet of ours and our consolidated Restricted Subsidiaries for the most recent fiscal quarter for which financial statements have been filed with the Securities and Exchange Commission and computed in accordance with generally accepted accounting principles. For the purposes of this definition, any leasehold interest of ours or any Restricted Subsidiary shall be deemed to be a tangible asset if the rental obligations thereunder are included in Funded Debt.

“Debt” means (without duplication), with respect to any Person:

(1)	every obligation of such Person for money borrowed;

(2)	every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; and

(4)	every obligation of the type referred to in clauses (1) through (3) of another Person, the payment of which such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of this clause (4), to the extent such Person has guaranteed or is responsible or liable for such obligations).

“Funded Debt” means:

(1)	all Debt of ours and each subsidiary of ours maturing on, or renewable or extendible at the option of the obligor to, a date more than one year from the date of the determination thereof;

(2)	capital lease obligations payable on a date more than one year from the date of the determination thereof;

(3)	guarantees, direct or indirect, and other contingent obligations of ours and each subsidiary of ours in respect of, or to purchase or otherwise acquire or be responsible or liable for (through the investment of funds or otherwise), any obligations of the type described in the foregoing clauses (1) and (2) of others (but not including contingent liabilities on customer receivables sold with recourse); and

(4)	amendments, renewals, extensions and refundings of any obligations of the type described in the foregoing clauses (1), (2) and (3).

“Mortgage” means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

“Original Issue Discount Security” means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity of the security.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means any of our Capital Stock of any class that has a preference over our common stock in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company and that is not mandatorily redeemable or repayable, or redeemable or repayable at the option of the holder, otherwise than in shares of our common stock or Preferred Stock of another class or series or with the proceeds of the sale of our common stock or Preferred Stock.

“Principal Property” means any manufacturing or processing plant, converting plant, warehouse or distribution center, including, in each case, the fixtures appurtenant thereto, owned and operated now or hereafter by us or any Restricted Subsidiary and having a book value on the date as of which the determination is being made of more than 3% of Consolidated Net Tangible Assets; in each case other than (i) any property which in the opinion of our board of directors is not of material importance to the total business conducted by us as an entirety or (ii) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

“Restricted Subsidiary” means a subsidiary of ours which owns a Principal Property, but does not include a subsidiary of ours engaged primarily in the development and sale or financing of real property.

“Stated Maturity” means, when used with respect to any security or any installment of principal or interest on such security, the date specified as the fixed date on which the principal or an installment of principal, premium, if any, or interest on such security is due and payable.

Subordination of Subordinated Debt Securities

Our obligations to make any payment on account of the principal of and premium, if any, and interest on the subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the subordinated indenture, to all of our Senior Indebtedness. (Subordinated Indenture, Article 14).

Unless otherwise indicated in the applicable prospectus supplement, in the event that we shall default in the payment of any principal of or any premium or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for repayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of or any premium or interest on the subordinated debt securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the subordinated debt securities. (Subordinated Indenture, Section 1401). Senior Indebtedness is defined in the subordinated indenture as:

(1)	all indebtedness of ours for money borrowed or constituting reimbursement obligations with respect to letters of credit and interest or currency swap agreements (including indebtedness secured by a Mortgage, conditional sales contract or other lien that is (a) given to secure all or a part of the purchase price of property subject thereto, whether given to the vendor of such property or to another or (b) existing on property at the time of acquisition thereof);

(2)	all indebtedness of ours evidenced by notes, debentures, bonds or other securities sold by us for money;

(3)	lease obligations (including, but not limited to, capitalized lease obligations);

(4)	all indebtedness of others of the kinds described in either of the preceding clauses (1) or (2) and all lease obligations and obligations of others of the kind described in the preceding clause (3) assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, contingent or otherwise; and

(5)	all (whether initial or seriatim) renewals, deferrals, increases, extensions or refundings of and modifications to indebtedness of the kinds described in any of the preceding clauses (1), (2) or (4) and all renewals or extensions of leases of the kinds described in either of the preceding clauses (3) or (4);

unless, in the case of any particular indebtedness, lease, renewal, extension or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, deferral, increase, modification or refunding is not superior in right of payment to the subordinated debt securities or is expressly subordinated by its terms in right of payment to all other indebtedness of ours (including the subordinated debt securities).

In the event of:

(1)	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

(2)	any proceeding for the liquidation, dissolution or other winding up of our company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

(3)	any assignment by us for the benefit of creditors; or

(4)	any other marshalling of our assets;

all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of any of the subordinated debt securities on account thereof. In such event, any payment or distribution on account of the principal of or any premium or interest on the subordinated debt securities, whether in cash, securities or other property (other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the subordinated debt securities, to the payment of all Senior Indebtedness at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, shall be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holder or holders of subordinated debt securities, together with the holders of any obligations of ours ranking on a parity with the subordinated debt securities, shall be entitled to be paid from our remaining assets the amounts at the time due and owing on account of unpaid principal of (and premium, if any)

and interest on the subordinated debt securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any Capital Stock or obligations of ours ranking junior to the subordinated debt securities and such other obligations. If any payment or distribution on account of the principal of or any premium or interest on the subordinated debt securities of any character, whether in cash, securities or other property (other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the subordinated debt securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), or any security shall be received by the trustee or any holder of any subordinated debt securities in contravention of any of the terms of the indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. (Subordinated Indenture, Section 1401).

By reason of such subordination, in the event of our insolvency, holders of Senior Indebtedness may receive more, ratably, and any holder or holders of the subordinated debt securities having a claim pursuant to such subordinated debt securities may receive less, ratably, than the other creditors of ours. Such subordination will not prevent the occurrence of an Event of Default in respect of the subordinated debt securities.

Effect of Corporate Structure

The debt securities are obligations exclusively of Chesapeake and not of our subsidiaries. Because our operations are currently conducted through subsidiaries, the cash flow and the consequent ability to service our debt, including the debt securities, are dependent, in part, upon the earnings of our subsidiaries and the distribution of those earnings to us or upon loans or other payments of funds by those subsidiaries to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make any funds available therefore, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

Although the senior indenture limits the incurrence of such indebtedness, as described above under “—Certain Covenants Applicable to Senior Debt Securities,” the debt securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of our subsidiaries. Any right we have to receive assets of any of our subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

No Restriction on Sale or Issuance of Stock of Subsidiaries

The indentures contain no covenant that we will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of our subsidiaries, nor does it prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the applicable prospectus supplement, without the consent of the holder or holders of any of the outstanding debt securities, we may consolidate or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety, to any corporation, partnership or trust organized under the laws of any domestic jurisdiction, provided, that, the successor corporation assumes our obligations on the debt securities and under the indentures and that after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time would become an Event of Default, has occurred and is continuing, and that certain other conditions are met. (Section 801).

Events of Default

Unless otherwise specified in the applicable prospectus supplement, Events of Default with respect to debt securities of any series means any of the following:

(1)	default for thirty days in payment when due of any interest on any debt security of that series;

(2)	default in payment when due of principal of or premium, if any, on any debt security of that series at its Stated Maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series;

(3)	default for sixty days after notice to us by the trustee for such series, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding, in the performance of any other covenant or warranty of ours in the debt securities of that series, in the indentures or in any supplemental indenture under which the debt securities of that series may have been issued;

(4)	certain events of bankruptcy, insolvency or reorganization involving Chesapeake (Section 501); and

(5)	any other Event of Default provided in the applicable prospectus supplement.

Events of Default with respect to a specified series of debt securities may be added to the indenture under which the series is issued and, if so added, will be described in the applicable prospectus supplement. (Section 301). No Event of Default with respect to a particular series of debt securities issued under the indentures necessarily constitutes an Event of Default with respect to any other series of debt securities issued thereunder.

Unless otherwise specified in the applicable prospectus supplement, the trustee for any series of debt securities shall, within 90 days after the occurrence of a default with respect to debt securities of that series, give to the holders of the debt securities of that series notice of all uncured defaults known to it, provided, that, except in the case of default in payment on the debt securities of that series, the trustee may withhold the notice if and so long as it in good faith determines that withholding such notice is in the interest of the holders of the debt securities of that series, provided, further, that no notice of a default made in the performance of any covenant or a breach of any warranty contained in the indentures, with certain limited exceptions, shall be given until at least 60 days after the occurrence thereof. In this paragraph, “default” means any event which is, or, after notice or lapse of time or both, would become, an Event of Default. (Section 602).

Unless otherwise specified in the applicable prospectus supplement, if an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holder or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the holder or holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502).

The indentures provide that, subject to the duty of the trustees in the case of an Event of Default to act with the required standard of care, the trustees will be under no obligation to exercise any rights or powers under the indentures at the request or direction of any of the holders, unless such holder or holders shall have offered to the trustees indemnity satisfactory to the trustee. (Sections 601 and 603). Subject to such provisions for the indemnification of the trustees, the holder or holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustees, or exercising any trust or power conferred on the trustees with respect to the debt securities of that series. (Section 512).

We are required to furnish to the trustees annually a statement as to our performance of certain of our obligations under the indentures and as to any default in such performance. (Section 1005).

Global Securities

The debt securities of a series may be issued in the form of one or more fully registered securities in global form that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series and will be registered in the name of the depositary or its nominee. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding debt securities of the series represented by such global security or securities. Unless and until any such global security is exchanged in whole or in part for debt securities in definitive certificated form, such global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor and except as described in the applicable prospectus supplement. (Section 303).

The specific terms of the depositary arrangement with respect to a series of debt securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of any global security, and the deposit of such global security with or on behalf of the depositary for such global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security to the accounts of institutions (“participants”) that have accounts with such depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution or placement of such debt securities or by us, if such debt securities are offered and sold directly by us. Ownership of beneficial interests in such global security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such global security will be shown by book-keeping entries on, and the transfer of that ownership interest will be effected only through book-keeping entries to, records maintained by the depositary or its nominee for such global security. Ownership of beneficial interests in such global security by Persons that hold through participants will be shown by book-keeping entries on, and the transfer of that ownership interest among or through such participants will be effected only through book-keeping entries to, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive certificated form rather than book-entry form. Such laws may impair the ability to own, transfer or pledge beneficial interests in any global security.

So long as the depositary for a global security or its nominee is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture. Except as set forth below or otherwise specified in the applicable prospectus supplement, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each Person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such Person is not a participant, on the procedures of the participant through which such Person directly or indirectly owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. (Section 104). We understand that under existing industry practices, if we request any action of holders or any owner of a beneficial interest in such global security desires to give any notice or take any action that a holder is entitled to give or take under the indenture, the depositary for such global security would authorize the participants holding the relevant beneficial interest to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Principal and any premium and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such global security. None of us, the trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308).

We expect that the depositary for any series of debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such global security or securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such participants.

If the depositary for any series of debt securities represented by a global security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such debt securities in definitive certificated form in exchange for such global security. In addition, beneficial interests in a global security are exchangeable into definitive notes in registered certificated form if there has occurred and is continuing an Event of Default and the beneficial owners representing a majority in principal amount of the applicable series of debt securities advise the depositary for such series to cease acting as depositary. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a series represented by one or more global securities and, in such event, will issue debt securities of such series in definitive certificated form in exchange for the global security representing such series of debt securities. (Section 305).

Further, an owner of a beneficial interest in a global security representing debt securities of a series may, on terms acceptable to us and the depositary for such global security, receive debt securities of such series in definitive certificated form, if we so specify with respect to the debt securities of such series. In any such instance, an owner of a beneficial interest in a global security will be entitled to have debt securities of the series represented by such global security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive certificated form. Debt securities of such series so issued in definitive certificated form will, except as set forth in the applicable prospectus supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form. (Section 305).

Modification and Waiver

Modifications and amendments of the indentures may be made by us and the applicable trustee with the consent of the holder or holders of a majority in principal amount of the debt securities of all affected series; provided, however, that no such modification or amendment may, without the consent of the holder or holders of all of the outstanding debt securities affected thereby:

(1)	change the Stated Maturity date of the principal of, or any installment of principal of, or premium, if any, or interest, if any, on, any debt security;

(2)	reduce the principal amount of, or premium, if any, or interest, if any, on, any debt security, or change the method of calculation thereon or reduce the amount payable on redemption thereof;

(3)	reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

(4)	change the currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security;

(5)	impair the rights of any holder of any debt securities to conversion rights;

(6)	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

(7)	if the debt securities are subordinated debt securities, modify the subordination provisions in the indentures in a manner that is adverse to the holders of such subordinated debt securities;

(8)	reduce the percentage in principal amount of the debt security, the consent of whose holder or holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults; or

(9)	modify any other provisions of the indentures as specified in the applicable prospectus supplement. (Sections 901 and 902).

The holder or holders of a majority in principal amount of the debt securities of each affected series may, on behalf of the holder or holders of such debt securities, waive compliance by us with certain restrictive provisions of the indentures. The holder or holders of a majority in principal amount of the debt securities of each affected series also may, on behalf of the holder or holders of all such debt securities, waive any past default under the indentures with respect to such debt securities, except a default in the payment of the principal, or premium, if any, or interest on, any debt security or in respect of a provision that under the indentures cannot be modified or amended without the consent of the holder or holders of all of the outstanding debt securities affected thereby. (Section 513).

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustees

Wachovia Bank, National Association, is the Trustee under the senior indenture. Notice to the senior trustee should be directed to 1021 East Cary Street, Richmond, Virginia 23219, Attention: Corporate Trust Administration - VA 9646.

Wachovia Bank, National Association, is the Trustee under the subordinated indenture. Notice to the subordinated trustee should be directed to 1021 East Cary Street, Richmond, Virginia 23219, Attention: Corporate Trust Administration - VA 9646.

DESCRIPTION OF OUR PREFERRED STOCK

General

The following is a summary of some of the important terms of our preferred stock. You should review the applicable Virginia law and our Restated Articles of Incorporation (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws”) for a more complete description of our preferred stock.

Our Articles authorize us to issue 500,000 shares of preferred stock, par value $100 per share. We may amend our Articles from time to time to increase the number of authorized shares of preferred stock. Any amendment requires the approval of the holders of a majority of the outstanding shares of our common stock and the approval of the holders of a majority of the outstanding shares of all series of preferred stock voting together as a single class without regard to series. As of the date of this prospectus, we have no shares of preferred stock outstanding.

Our board of directors is authorized to designate with respect to each new series of preferred stock:

•	the number of shares in each series;

•	the dividend rates and dates of payment;

•	voluntary and involuntary liquidation preferences;

•	redemption prices;

•	whether dividends will be cumulative and, if cumulative, the date or dates from which they will be cumulative;

•	the sinking fund provisions, if any, for redemption or purchase of shares;

•	the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series; and

•	the voting rights, if any.

We will pay dividends and make distributions in the event of our liquidation, dissolution or winding up first to holders of our preferred stock and then to holders of our common stock. Our board of directors’ ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of our common stock and, under some circumstances, may discourage an attempt by others to gain control of us.

The prospectus supplement relating to each series of the preferred stock will describe the following terms:

•	title and stated value of the series;

•	the number of shares in the series;

•	the dividend payment dates and the dividend rate or method of determination or calculation of the terms applicable to the series;

•	applicable redemption provisions, if any;

•	sinking fund or purchase fund provisions, if any;

•	the fixed liquidation price and fixed liquidation premium, if any, applicable to the series;

•	the rate or basis of exchange or conversion into other securities or method of determination thereof applicable to the series, if any;

•	the conversion rights, if any;

•	applicable voting rights; and

•	any other applicable terms.

Redemption

A series of preferred stock may be redeemable, in whole or in part, at our option. In addition, the series’ redemption may be mandatory under a sinking fund. In each case, the prospectus supplement will describe the terms, times and redemption policies of the series.

The prospectus supplement relating to a series of preferred stock that is mandatorily redeemable will specify the number of shares of the series of preferred stock that we will redeem in each year commencing after a specified date, at a specified redemption price per share, together with an amount equal to any accrued and unpaid dividends to the date of redemption.

If we redeem fewer than all the outstanding shares of any series of preferred stock, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by our board of directors or its duly authorized committee, or by any other method our board of directors or its committee determines to be equitable. From and after the date of redemption, unless we default in providing for the payment of the redemption price, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders will cease, except their right to receive the redemption price.

Conversion Rights; No Preemptive Rights

The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of our common stock or another series of our preferred stock. The preferred stock will have no preemptive rights.

Dividend Rights

The holders of the preferred stock of each series will be entitled to receive, if and when declared payable by our board of directors, out of assets available therefore, dividends at, but not exceeding, the dividend rate for the series, which may be fixed or variable, payable at such intervals and on the dates as described in our board of directors’ resolution creating the series. If the intervals and dividend payment dates will vary from time to time for the series, the resolution will describe the method by which the intervals and the dates will be determined. Dividends on preferred stock will be paid before any dividends, other than a dividend payable in our common stock, may be paid upon or set apart for any shares of capital stock ranking junior to the preferred stock in respect of dividends or liquidation rights, which is referred to in this prospectus as “stock ranking junior to the preferred stock”.

Voting Rights

Except as indicated below or in the prospectus supplement relating to a particular series of preferred stock, or except as expressly required by the laws of the Commonwealth of Virginia or other applicable law, the holders of the preferred stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of preferred stock, each share will be entitled to one vote on matters on which holders of the series of the preferred stock are entitled to vote.

However, as more fully described below in the subsection entitled “Depositary Shares,” if we elect to issue depositary shares representing a fraction of a share of preferred stock, each depositary share will, in effect, be entitled to a fraction of a vote, rather than a full vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of the series, on matters on which holders of the series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in the series, not the aggregate liquidation preference or initial offering price of the shares of the series of preferred stock.

In addition to the foregoing voting rights, under the Virginia Stock Corporation Act (the “VSCA”) as now in effect, the holders of preferred stock will have the voting rights described in the above subsection entitled “General” with respect to amendments to our Articles that would increase the number of authorized shares of our preferred stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of preferred stock will be entitled to receive, for each share thereof, the fixed liquidation or stated value for the respective series together in all cases with all dividends accrued or in arrears on the preferred stock, before any distribution of the assets will be made to the holders of any stock ranking junior to the preferred stock, such as our common stock. If the assets distributable among the holders of preferred stock would be insufficient to permit the payment of the full preferential amounts fixed for all series, then the distribution will be made among the holders of each series ratably in proportion to the full preferential amounts to which they are each entitled.

Depositary Shares

General

We may, at our option, elect to offer fractional, rather than full, shares of preferred stock. In the event we exercise the option, we will issue to the public receipts for depositary shares. Each receipt will represent a fraction of a share of a particular series of preferred stock as described below and in the applicable prospectus supplement.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company that we select having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. The deposit agreement may provide that each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented thereby, including dividend, voting, redemption and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock. If depositary shares are issued, copies of the forms of deposit agreement and depositary receipt will be incorporated by reference in the registration statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to those documents.

Pending the preparation of definitive engraved depositary receipts, the depositary bank may, upon our written order, issue temporary depositary receipts substantially identical to, and entitling the holders thereof to all the rights pertaining to, the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Withdrawal of Preferred Stock

Upon surrender of the depositary receipts to the depositary bank, the owner of the depositary shares is entitled to delivery of the number of whole shares of preferred stock represented by the depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary bank will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. The depositary bank will not distribute fractional shares of preferred stock or cash instead of the fractional shares. Consequently, a holder of a depositary receipt representing a fractional share of preferred stock would be able to liquidate his position only by sale to a third party in a public trading market transaction or otherwise, unless the depositary shares are redeemed by us or converted by the holder.

Dividends and Other Distributions

The depositary bank will distribute all cash dividends or other cash distributions that it receives on the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of the depositary shares owned by the holders.

In the event of a distribution other than in cash, the depositary bank will distribute property that it receives to the record holders of depositary shares entitled to the property. However, if the depositary bank determines that it is not feasible to make the distribution, the depositary bank may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is redeemable, the depositary shares will be redeemed from the proceeds that the depositary bank receives resulting from the redemption, in whole or in part, of the series of preferred stock that the depositary bank holds. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of preferred stock. Whenever we redeem shares of preferred stock held by the depositary bank, the depositary bank will redeem as of the same redemption date the number of depositary shares representing the shares of redeemed preferred stock. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary bank may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary bank will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary bank as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder’s depositary shares. The depositary bank will endeavor, insofar as practicable, to vote the amount of preferred stock represented by the depositary shares under the instructions, and we will agree to take all action that the depositary bank deems necessary to enable the depositary bank to do so. The depositary bank may abstain from voting shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing the preferred stock.

Amendment and Termination of the Depositary Agreement

At any time, we may agree with the depositary bank to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding has approved the amendment. We or the depositary bank may terminate the deposit agreement only if:

•	all outstanding depositary shares have been redeemed; or

•	there has been a final distribution on the preferred stock in connection with our liquidation, dissolution or winding up, and the distribution has been distributed to the holders of depositary receipts.

Charges of Depositary Bank

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary bank in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and the other charges, including any fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement for their accounts.

Miscellaneous

The depositary bank will forward to holders of depositary receipts all required reports and communications from us that are delivered to the depositary bank.

Neither we nor the depositary bank will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing the obligations under the deposit agreement. Those obligations will be limited to performance in good faith of the duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary bank may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary Bank

The depositary bank may resign at any time by delivering to us notice of its election to do so. We may remove the depositary bank at any time. Any resignation or removal will take effect upon the appointment of a successor depositary bank and its acceptance of the appointment. The successor depositary bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock, when issued in exchange for full consideration, will be fully paid and nonassessable.

DESCRIPTION OF OUR COMMON STOCK

General

The following summary does not purport to be complete and is subject in all respects to applicable Virginia law and our Articles and Bylaws.

Our Articles authorize us to issue 60,000,000 shares of common stock, par value $1.00 per share. As of November 30, 2003, there were 15,323,872 shares of common stock outstanding. The holders of validly issued and outstanding shares of our common stock are entitled to one vote per share on each matter that is properly presented to shareholders for a vote. A majority of the votes cast decides each matter presented at a meeting of the shareholders (assuming a quorum is present), except for the election of directors, which requires a plurality of the votes cast, and certain matters for which a different vote is required by express provision of law, our Articles or our Bylaws. No cumulative voting is permitted.

The holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to our common stock.

In the event of a liquidation, dissolution or winding up of our company, each share of our common stock entitles its holder to participate ratably in any assets remaining after payment of all of our liabilities and obligations and all preferential amounts to which the holders of shares of preferred stock, or any other class of stock having prior rights, may be entitled.

Subject to the rights of any holders of shares of any class of stock having prior rights as to dividends, the holders of our common stock are entitled to receive ratably such dividends as our board of directors may declare out of funds legally available therefore, when and if so declared. The payment by us of dividends, if any, rests within the discretion of our board of directors and will depend upon general business conditions encountered by us, our earnings, financial condition and capital requirements and such factors as our board of directors may deem relevant. We entered into certain credit agreements that include financial covenants restricting the payment of dividends.

Trading Market and Transfer Agent

Shares of our common stock are listed on the New York Stock Exchange under the symbol CSK. The transfer agent and registrar for shares of our common stock is Computershare Investor Services, LLC, 2 North LaSalle Street, 3rd Floor, Chicago, Illinois 60602.

Certain Provisions of Virginia Law, Our Articles and Bylaws

Board of Directors; Removal; Vacancies

The VSCA provides that the board of directors of a Virginia corporation shall consist of a number of individuals specified in or fixed in accordance with the bylaws of the corporation or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the articles of incorporation of the corporation.

Our Articles provided that the number of directors shall be set forth in our Bylaws; provided that the number of directors set forth in the Bylaws cannot be increased by more than two during any twelve-month period except by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock. Our Bylaws provide that the number of members of our board of directors shall be twelve and that the board of directors may amend our Bylaws from time to time to increase the number of directors by two during any twelve-month period and may decrease the number of directors by thirty percent or less of the number of directors last elected by the shareholders. Our Articles and Bylaws divide the directors into three classes of directors serving staggered three-year terms.

Our Articles provide that directors may be removed, with or without cause, only by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock, and that no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Our Articles provide that any vacancy occurring on our board of directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum of our board of directors, and the term of any director so elected shall expire at the next annual meeting of shareholders and when his successor is elected.

The Article governing the number, election, classification and removal of directors may not be amended without the affirmative vote of either:

(1)	the holders of at least 80% of the outstanding shares of our common stock; or

(2)	a majority of those directors who are Continuing Directors (as defined below) and the holders of two-thirds of the outstanding shares of our common stock.

“Continuing Director” is defined in our Articles to mean any member of our board of directors who:

(1)	was elected to our board of directors at the 1983 annual meeting of shareholders; or

(2)	was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Continuing Directors then in office.

As of the date of this prospectus, all of our directors are Continuing Directors.

We believe that a classified board of directors will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors because the majority of the directors at any given time will have prior experience as directors of our company. This provision should help ensure that, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, we will have sufficient time to review the proposal and appropriate alternatives and to get the best available result for all of our shareholders.

A classified board of directors could prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual shareholders meeting following the date the third party obtains the controlling stock interest. This could have the effect or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could thus increase the likelihood that incumbent directors will retain their positions.

Shareholder Director Nominations; Shareholder Proposals

Our Bylaws provide that, subject to the rights of holders of any class of preferred stock, a shareholder may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder’s nomination has been given to the Secretary of our company not less than fifty nor more than seventy-five days before the first anniversary of the date of our proxy statement in connection with the last meeting of shareholders called for the election of directors. Each notice must contain:

(1) the name, age, business address and, if known, residential address of each nominee;

(2) the principal occupation or employment of each nominee; and

(3) the number and class of our capital shares beneficially owned by each nominee.

The Secretary of our company delivers all such notices to the corporate governance and nominating committee of our board of directors for review. After such review, the corporate governance and nominating committee makes its recommendation regarding nominees to our board of directors. The chairman of any shareholders’ meeting called for the election of directors may determine that a shareholder nomination was not made in accordance with the procedures and declare to the meeting that the defective nomination shall be disregarded.

For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of our company. To be timely, a shareholder’s notice must be given, either by personal delivery or by mail, to the Secretary not less than sixty days before the first anniversary of the date of our proxy statement in connection with the last annual meeting. The notice must contain as to each matter the shareholder proposes to bring before the annual meeting:

(1)	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(2)	the name and record address of the shareholder proposing such business;

(3)	the class, series and number our shares beneficially owned by the shareholder; and

(4)	any material interest of the shareholder in such business.

If business is brought before an annual meeting without complying with these provisions, the chairman of the meeting shall declare that the business was not properly brought before the meeting, and such business shall not be transacted.

Liability of Officers and Directors

Our Bylaws provide that no officer or director shall be liable to us or our shareholders for monetary damages except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities laws.

Virginia law permits, and our Bylaws require, indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act. Our Bylaws require indemnification of:

(1)	any person who was or is a party to any proceeding by reason of the fact that he is or was an officer or director of our company; and

(2)	any director or officer who is or was serving at our request as a director, trustee, partner or officer of another entity;

unless, in each case, such person engaged in willful misconduct or a knowing violation of the criminal law.

In addition, Virginia law may under certain circumstances limit the liability of officers and directors in a shareholder or derivative proceeding.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Vote Required for Certain Business Combinations

Higher Vote for Certain Business Combinations.    Our Articles provide that, except as described below, the affirmative vote of the holders of at least 80% of our outstanding shares of common stock is required to approve the following business combinations (each a “Business Combination”):

(1)	any merger or consolidation of our company or any of our subsidiaries with any Interested Stockholder (as defined below);

(2)	any statutory stock exchange in which any Interested Stockholder acquires the issued and outstanding shares of any class of capital stock of our company or any of our subsidiaries;

(3)	any transaction or series of transactions involving more than $10,000,000 to which we or any of our subsidiaries and any Interested Stockholder is a party;

(4)	the issuance or transfer by us or any of our subsidiaries of any securities of ours or our subsidiaries having an aggregate fair market value of $10,000,000 or more to any Interested Stockholder;

(5)	the adoption of any plan or proposal for the liquidation or dissolution of our company proposed by or on behalf of an Interested Stockholder; or

(6)	any reclassification of securities, or recapitalization of our company, or any merger or consolidation of our company with any of our subsidiaries or any other transaction (whether or not involving an Interested Stockholder) which has the effect of increasing the proportion of any class of securities of our company or any of our subsidiaries owned by any Interested Stockholder.

When Higher Vote is Not Required.    The affirmative vote of the holders of at least 80% of our outstanding shares of common stock shall not be required to approve a Business Combination, and such Business Combination shall require only such approval as is required by law and any other provision of our Articles, if all of the conditions specified in either of the following paragraphs (1) or (2) are met:

(1)	the Business Combination shall have been approved by a majority of the Continuing Directors (as defined below); or

(2)	among other things, the consideration paid to the holders of our common stock in the Business Combination will:

(a)	equal the highest per share price paid by the Interested Stockholder for shares of our common stock within the two-year period prior to the first public announcement of the Business Combination or in the transaction in which it became an Interested Stockholder, whichever is higher; and

(b)	be in cash or in the same form as the Interested Stockholder has previously paid for shares of our common stock.

Definitions.    Our Articles define the following terms used in this section:

(1)	“Interested Stockholder” means any person who is the beneficial owner of 20% or more of our outstanding common stock; and

(2)	“Continuing Director” means any member of our board of directors who:

(a)	was elected to our board of directors at the 1983 annual meeting of stockholders; or

(b)	was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Continuing Directors then on the Board.

As of the date of this prospectus, all of our directors are Continuing Directors for purposes of this section of our Articles.

Amendment or Repeal.    The provisions of the Article governing the required vote for Business Combinations may not be amended or repealed without the affirmative vote of either:

(1)	the holders of at least 80% of the outstanding shares of our common stock; or

(2)	a majority of the Continuing Directors and the holders of at least two-thirds of the outstanding shares of our common stock.

Anti-Takeover Statutes

The VSCA contains provisions relating to “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

(1)	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

(2)	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions may have the effect of deterring certain takeovers of Virginia public corporations. The board of directors of a Virginia corporation may adopt a bylaw providing that the control share provisions of the VSCA do not apply to acquisitions of the corporation’s shares. Such a bylaw may be adopted at any time up to four days following receipt by the corporation of notice of a proposed control share acquisition. As permitted under the VSCA, our board of directors has adopted a bylaw opting-out of the control share acquisition provisions of the VSCA.

The VSCA also contains provisions governing “Affiliated Transactions.” In general, these provisions require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10 percent of any class of its outstanding voting shares (an “Interested Shareholder”) by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent. These provisions may have the effect of deterring certain takeovers of Virginia corporations.

Miscellaneous

Our common stock, when issued and full consideration is received therefor, will be fully paid and non-assessable.

Preferred Share Purchase Rights

In 1998, we distributed as a dividend one right for each outstanding share of our common stock. Each right entitles its holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) pursuant to our amended and restated rights agreement, dated February 21, 2001, between us and Computershare Investor Services, LLC. Each one one-thousandth of a share (a “Unit”) of Series A Preferred Stock is structured to be the equivalent of one share of our common stock. The exercise price of each right is $120 subject to adjustment (the “Purchase Price”). Rights will also attach to shares of our common stock issued prior to the Distribution Date (as defined below) unless our board of directors determines otherwise at the time of issuance.

The rights are appurtenant to the shares of our common stock and are evidenced by common stock certificates, and no separate certificates evidencing the rights will be distributed initially. The rights are separate from our common stock and a distribution of the rights certificates will occur (the “Distribution Date”) upon the earlier of:

(1)	10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (the “Stock Acquisition Date”); or

(2)	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person.

Until the Distribution Date:

(1)	the rights will be evidenced by our common stock certificates and will be transferred with and only with such common stock certificates;

(2)	any common stock certificates issued will contain a notation incorporating the rights agreement by reference; and

(3)	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with our common stock represented by such certificates.

The rights are not exercisable until the Distribution Date and will expire at the close of business on March 15, 2008, unless earlier redeemed or exchanged by us as described below. As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date, and thereafter such separate rights certificates alone will represent the rights.

While each right will initially provide for the acquisition of one Unit of Series A Preferred Stock at the Purchase Price, that will change upon the occurrence of any of the following “Triggering Events”:

(1)	if any person becomes an Acquiring Person, each holder of a right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Series A Preferred Stock or, at our option, our common stock (or, in certain circumstances, cash, property or other securities of ours) having a value equal to twice the amount of the Purchase Price; or

(2)	in the event that, at any time following the Stock Acquisition Date:

(a)	our company is acquired in a merger, statutory share exchange, or other business combination in which our company is not the surviving corporation; or

(b)	50% or more of our assets or earning power is sold or transferred;

each holder of a right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price.

Upon the occurrence of a Triggering Event that entitles rights holders to purchase securities or assets of our company, rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles rights holders to purchase common stock of a third party, or upon the authorization of an Exchange (as defined below), rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

At any time (including a time after any person becomes an Acquiring Person), we may exchange all or part of the rights (except as set forth below) for shares of our common stock (an “Exchange”) at an exchange ratio of one share per right, as appropriately adjusted to reflect any stock split or similar transaction.

At any time until ten days following the Stock Acquisition Date, we may redeem the rights in whole, but not in part, at a price of $.01 per right (the “Redemption Price”). Additionally, we may thereafter redeem the rights in whole, but not in part, at the Redemption Price (i) provided that such redemption is incidental to a merger or other business combination transaction involving our company, does not involve an Acquiring Person, and in which all holders of our common stock are treated alike or (ii) if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of our common stock in a transaction or series of transactions not involving our company. Immediately upon the action of our board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock (or other consideration) or for common stock of the acquiring company as set forth above.

Other than certain provisions relating to the principal economic terms of the rights, any of the provisions of the rights agreement may be amended by our board of directors prior to the Distribution Date. After the Distribution Date, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the rights agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the rights are not redeemable.

The rights will not prevent a takeover of our company. However, the rights may cause substantial dilution to a person or group that acquires 15% or more of our common stock unless the rights are first redeemed by our board of directors or an Exchange occurs. Nevertheless, the rights should not interfere with a transaction that is in the best interests of our company and our shareholders because the rights can be redeemed or an Exchange can be effected, before the consummation of such transaction.

The description and terms of the rights are set forth in the amended and restated rights agreement which is attached to our annual report on Form 10-K for the year ended December 31, 2000, as exhibit 4.4 and is incorporated herein by reference.

DESCRIPTION OF OUR WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue the warrants independently or together with any other offered securities, and they may be attached to or separate from the other securities. We will issue each series of warrants under a separate warrant agreement between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of a series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

If we issue warrants, copies of the forms of the warrant agreement and the certificate evidencing the warrants will be incorporated by reference in the registration statement of which this prospectus is a part. You should refer to those documents for a more complete description of the warrants.

The applicable prospectus supplement may describe the following terms of the warrants:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currency, currency unit or composite currency in which the price for the warrants is payable;

•	the designation, aggregate principal amount and terms of the securities purchasable upon exercise of the warrants;

•	the currency, currency units or composite currency in which the principle amount of the securities purchasable upon exercise of the warrants will be denominated;

•	the designation and terms of the offered securities with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the related securities may be separately transferable;

•	the price at which the securities purchasable upon exercise of the warrants may be purchased and the currency in which such price shall be denominated;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of our common stock at a future date or dates. The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units, consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice-versa. These payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION OF THE OFFERED SECURITIES

The offered securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through the firms or other firms acting alone or through dealers. We may also sell the offered securities directly or through agents to investors. The prospectus supplement will contain the names of any agents, dealers or underwriters involved in the sale of the offered securities described in this prospectus, the applicable agent’s commission, dealer’s purchase price or underwriter’s discount and our net proceeds.

The prospectus supplement will describe any underwriting compensation that we pay to underwriters or agents in connection with the offering of offered securities and any discounts, concessions or commissions that the underwriters allow to participating dealers. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be “underwriters” within the meaning of the Securities Act. In addition, any discounts and commissions that the underwriters receive may be deemed to be underwriting discounts and commissions under the Securities Act.

If any underwriters are utilized in the sale of the offered securities, we will execute an underwriting agreement with the underwriters at the time an agreement for the sale is reached. Unless the applicable prospectus supplement states otherwise, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters with respect to a sale of offered securities will be obligated to purchase all of the offered securities if any are purchased. In connection with the sale of offered securities, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent.

The underwriters may sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Under the underwriting agreements, underwriters, dealers and agents who participate in the distribution of the offered securities, may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act or contribution with respect to payments that the underwriters, dealers or agents may be required to make. The underwriters of an underwritten offering of offered securities will be listed in the prospectus supplement relating to an offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be listed on the cover of the prospectus supplement.

If indicated in an applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers from some institutions to purchase our offered securities at the public offering price given in the prospectus supplement under “Delayed Delivery Contracts” providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of offered securities sold under the contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except that:

•	the purchase by an institution of the offered securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•	if the offered securities are being sold to underwriters, we will have sold to the underwriters the total principal amount of the offered securities less the principal amount covered by contracts.

Agents and underwriters will have no responsibility in respect of the delivery or performance of the contracts.

Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

The offered securities may or may not be listed on a national securities exchange or a non-U.S. securities exchange. No assurances can be given that there will be a market for the offered securities.

LEGAL MATTERS

The validity of the offered securities will be passed upon for us by Hunton & Williams LLP Richmond, Virginia. Hugh V. White, Jr., Senior Counsel to the firm of Hunton & Williams LLP, is a member of our board of directors. Hunton & Williams LLP is our principal outside legal counsel.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 29, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

REGISTERED OFFICE OF CHESAPEAKE CORPORATION

James Center II

1021 E. Cary Street

Richmond, Virginia 23219

United States of America

LEGAL ADVISERS TO CHESAPEAKE CORPORATION

as to United States law: Hunton & Williams LLP Riverfront Plaza 951 East Byrd Street Richmond, Virginia 23219 United States of America	as to English law: Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom	as to Northern Ireland law: L’Estrange & Brett Arnott House 12-16 Bridge Street Belfast BT1 1LS Northern Ireland

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

111 Virginia Street

Suite 300

Richmond, Virginia 23219

United States of America

LEGAL ADVISER TO THE UNDERWRITERS

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

United States of America

TRUSTEE, SECURITY REGISTRAR AND PRINCIPAL PAYING AGENT	LUXEMBOURG PAYING AGENT, COMMON DEPOSITARY, LUXEMBOURG TRANSFER AGENT AND LISTING AGENT

Wachovia Bank, National Association	BNP Paribas Securities Services, Luxembourg Branch
1021 East Cary Street Richmond, Virginia 23219 Attention: Corporate Trust Administration United States of America	23-25 Avenue de la porte-neuve L-2087 Luxembourg

LEGAL ADVISER TO THE TRUSTEE

McGuireWoods LLP

as to United States law:

One James Center

901 East Cary Street

Richmond, Virginia 23219

United States of America

€100,000,000

Chesapeake Corporation

7% Senior Subordinated Notes due 2014

PROSPECTUS SUPPLEMENT

December 3, 2004

Citigroup

Banc of America Securities Limited

Wachovia Securities

Barclays Capital